As filed with the Securities and Exchange Commission on September 9, 2005
REGISTRATION NO. 333-124565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AVALON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	52-2209310
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

20358 Seneca Meadows Parkway
Germantown, MD 20876
(301) 556-9900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD 20876
(301) 556-9900
(Address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Michael J. Silver Stephanie D. Marks Hogan & Hartson L.L.P. 111 South Calvert Street Baltimore, MD 21202 (410) 659-2700	Mark I. Gruhin Schmeltzer, Aptaker & Shepard, P.C. 2600 Virginia Avenue, NW Suite 1000 Washington, DC 20037 (202) 333-8800	Elizabeth R. Hughes Venable LLP 8010 Towers Crescent Drive, Suite 300 Vienna, VA 22182 (703) 760-1600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2005

Avalon Pharmaceuticals, Inc. 2,750,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $10.00 and $12.00 per share.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to Avalon Pharmaceuticals, Inc.	$	$

We have granted the underwriters the right to purchase up to 412,500 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on , 2005.

We have applied to list our common stock on the Nasdaq National Market and the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx) under the symbol “AVRX.” Our common stock may be listed on one or both of these markets.

OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is described in “Underwriting” beginning on page 102.

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Legg Mason Wood Walker
Incorporated
Susquehanna Financial Group, LLLP
The date of this prospectus is                     , 2005

      “Avalon Pharmaceuticals,” “AvalonRx,” the Avalon Pharmaceuticals logo, and “HITS” are registered trademarks of Avalon Pharmaceuticals, Inc., and “RACETraCK” is a trademark of Avalon Pharmaceuticals, Inc. Other trademarks and trade names appearing in this prospectus are the property of their respective holders. OpenIPO is a registered service mark of WR Hambrecht + Co, LLC.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus that we believe is important to understand how our business is conducted. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 9 and our financial statements and related notes beginning on page F-1, before deciding to invest in our common stock.
      We are a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. Our pipeline of drug candidates includes our lead candidate, AVN944. AVN944 is an oral delivery, small molecule drug candidate that was discovered by Vertex Pharmaceuticals Incorporated and that we licensed from Vertex in February 2005. AVN944 is currently in early stage clinical development for the treatment of hematological cancers. We seek to discover and develop novel therapeutics through the use of a comprehensive, innovative and proprietary suite of technologies based upon large-scale gene expression analysis, which we call AvalonRx. We believe that AvalonRx has the potential to expedite and improve the success rate of the drug discovery and development process, including enhancing the development of AVN944.
      Our discovery and development programs focus on targets and pathways critical to cancer pathogenesis. AVN944 is a small molecule inhibitor of inosine 5’-monophosphate dehydrogenase, or IMPDH, an enzyme elevated in the cells of many cancer patients, particularly those with leukemia and lymphoma. Before we licensed AVN944 from Vertex, Vertex conducted a single-dose, dose-escalation Phase I clinical trial of AVN944 in the United Kingdom in healthy volunteers. This trial demonstrated that AVN944 was orally bioavailable and well tolerated. We have filed an Investigational New Drug application, or IND, for AVN944 and expect to initiate a U.S. Phase I clinical trial of AVN944 in cancer patients in 2005. We used AvalonRx in our second program to identify a series of compounds impacting the beta (b)-catenin regulatory pathway, a pathway important in many cancers, but one that has previously been difficult to target therapeutically. Our third program targets Aurora kinases, a family of key enzymes involved in cell proliferation believed to play a critical role in the uncontrolled growth of cancer cells.
      AvalonRx incorporates specific tools that monitor changes in gene expression throughout drug discovery and development, from the initial screening of compound libraries to the analysis of patient samples following treatment in the clinic. These tools consist of a combination of software, hardware and processes and employ recently-developed technologies in the fields of robotics, microfluidics and bioinformatics. To facilitate drug discovery, we believe that we can design screens to identify compounds that are active against any target encoded by the human genome, even key disease targets that have not been possible to screen with conventional methods. We can also make informed decisions about which compounds to advance towards clinical trials, based upon comprehensive comparisons of compound activity across thousands of genes during lead selection and optimization. To facilitate drug development, including the development of AVN944, we intend to use AvalonRx to identify gene expression patterns, or signatures, that can serve as early indicators, or biomarkers, of efficacy in patients, define which patients are most likely to respond to drug treatment, and discover additional appropriate clinical applications for our drug candidates.
Our Drug Discovery and Development Programs

AVN944 Program
      AVN944 is an oral delivery, small molecule drug candidate discovered by Vertex that we licensed from Vertex in February 2005. Before we licensed AVN944 from Vertex, Vertex conducted preclinical studies on AVN944 beginning in September 1999 and concluded active experimentation on AVN944 in December 2004. Results from these preclinical studies of AVN944 indicate that AVN944 can inhibit the proliferation of leukemia cells and prolong survival of mice with leukemia. In a Phase I clinical trial of AVN944 conducted in the United Kingdom in healthy volunteers, AVN944 demonstrated a favorable safety profile and a significant inhibitory effect on IMPDH enzyme activity. We believe that these results, in combination with results from preclinical testing, indicate that AVN944 has the potential to have clinical benefit for patients with cancer.
      We have filed an IND with the FDA and intend to initiate U.S. Phase I clinical trials of AVN944 in cancer patients in 2005 for the treatment of hematological cancers such as leukemia and lymphoma, which afflict approximately 700,000 people in the United States and lead to over 54,000 deaths, or nearly 10% of all cancer deaths, in the United States each year. This Phase I trial will evaluate the maximum tolerated dose of AVN944. It will focus on patients with hematological cancers that have failed prior therapies, or for whom there is no recommended treatment, and will include pharmacokinetic analysis of the drug candidate and analysis of a number of biomarkers that correlate with IMPDH inhibition. We intend to use AvalonRx to analyze the gene expression responses that are characteristic of IMPDH inhibition from both in vitro and in vivo experiments in solid tumor models and hematological cancers, and translate those responses for clinical trial use.

b-Catenin Program
      For more than 10 years, cancer researchers have known that proteins within the b-catenin pathway play key roles in the initiation and progression of cancer. It has been estimated that the b-catenin pathway is abnormally activated in more than 85% of colon cancer, which is the fourth most common type of cancer, causing approximately 105,000 new cancer cases and over 56,000 deaths each year in the United States. Using AvalonRx we have identified structurally distinct compounds that appear to affect the b-catenin pathway. We have used a gene expression signature that tracks decreased b-catenin activity as a tool to identify nine active compound families from our library that appear to inhibit the b-catenin pathway and that represent different core chemical structures. We have initiated medicinal chemistry efforts in lead optimization around one of the active compound families identified from this effort, and we expect to initiate similar efforts on other active compound families. We have used AvalonRx to demonstrate that specific analogs can slow the growth of tumors in animal models. Our current plans are to complete optimization on one of these compound families and select a compound for preclinical development in 2006. To date, we are not aware of any specific inhibitors of the b-catenin pathway that are on the market or in clinical development.

Aurora Kinase Program
      Aurora kinases are key regulators of cell division and are overexpressed in many human cancers, including colon and breast cancers, as well as leukemia. Inhibition of Aurora kinase pathways is known to slow the uncontrolled cell growth that characterizes cancer. Application of AvalonRx has enabled us to identify structurally distinct compounds that appear to affect Aurora kinase pathways. Some of the compounds that we have identified in our screen inhibit the proliferation of cancer cells at lower concentrations than those required for other kinase inhibitors that are currently in clinical trials from other companies. We intend to pursue lead optimization for one of the active compound families identified from this effort and to select a compound for preclinical development in 2006.

Antibody Development
      In addition to our small molecule efforts, we have used AvalonRx as a basis for establishing a partnership related to antibody drug candidates. Under a development agreement with Medarex, we have identified a novel extracellular protein that is strongly associated with cancer. Our collaboration partner Medarex is working to generate therapeutic antibodies and may pursue in vivo proof of concept in animal models. We anticipate that Medarex will complete these studies in 2006, after which a biologics drug development program in this area, jointly resourced with Medarex, could commence.

Our Technologies
      AvalonRx uses microarray technology, robotics and bioinformatics to enable fast, fully-automated, large-scale analysis of gene expression and its application to the discovery and development of drugs. AvalonRx is a suite of technologies the use of which represents a fundamental change in approach that can overcome many of the limitations of conventional drug discovery. We believe AvalonRx has three key advantages compared to conventional technologies. First, the high-throughput capability of AvalonRx produces a large amount of information related to each drug candidate. Extensive information can lead to a deeper understanding of a drug candidate’s mechanism of action, faster and improved decision-making regarding which compound should be advanced into the next stage of development, and more accurate prediction of a drug candidate’s safety and efficacy profile. Second, AvalonRx can identify gene expression signatures that we intend to use as biomarkers of how a drug could behave in the human body. These gene expression signatures and biomarkers can be valuable in guiding drug candidate selection, clinical trial design and drug commercialization. Third, unlike conventional drug discovery technologies that use isolated proteins as drug screening targets, AvalonRx screens for drug candidates based on how they impact the cell and expression of its genes.
      This approach enables drug screening based on multiple cellular effects and can be applied on pathways that cannot be approached using conventional methods. For these reasons, AvalonRx has the potential to discover drugs that conventional technologies are inherently unable to find and to move lead compounds and drug candidates through the development process with greater success.
      AvalonRx is comprised of multiple gene-expression based components designed to identify, prioritize, optimize and develop drug candidates. We use AvalonRx in an integrated systematic process for de novo discovery for ourselves and our partners. For example, in June 2005 we entered into a drug discovery collaboration with MedImmune, Inc. in the area of inflammation. Additionally, we use individual components of AvalonRx to improve existing discovery and development efforts in collaborations with others or to advance programs that we in-license, as is the case with AVN944.
Our Strategy
      Our objective is to be a leading biopharmaceutical company focused on the discovery, development and commercialization of small molecule drug candidates for the treatment of cancer. The key elements of our business strategy are:

•	develop our anticancer therapeutic candidates;

•	discover new therapeutic candidates using our proprietary AvalonRx technology;

•	apply AvalonRx to select and add value to in-licensing candidates; and

•	leverage our technology by collaborating with partners.
Risks Associated with Our Business
      We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully in “Risk Factors.” The following highlights a few of the most significant risks we face:

•	We have a history of losses. As of June 30, 2005, we had a deficit accumulated in the development stage of $78.8 million. We expect to continue to incur losses for the foreseeable future, and we may never achieve or sustain profitability.

•	We will need substantial additional funding in the future that may not be available to us on acceptable terms, or at all, and our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.

•	We have no products approved for commercial sale and do not expect to have any products approved for commercial sale for the next several years; moreover, our lead drug candidate, AVN944, is at an early stage of development, and we may not successfully develop it or any other future drug candidate into a commercial product.

•	The drug discovery methods we employ through AvalonRx are new and unproven and may not lead to the development of commercially viable drugs.

•	We depend on strategic collaborations with others as a key element of our strategy, and if we are unable to enter into these collaborations, or our existing collaborations are not successful, our business would be harmed.

•	If we are unable to obtain and enforce patent protection for our drug candidates or protect our trade secrets, our business would be harmed.

•	Because we must obtain regulatory approval to market our drug candidates in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our drug candidates.
Company Information
      We were incorporated in Delaware in November 1999. The address of our principal executive office is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876 and our telephone number is (301) 556-9900. We maintain a website at www.avalonrx.com. Information on our website is not, however, a part of, or incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	2,750,000 shares. Certain of our existing investors have indicated an interest in purchasing, either directly or through their affiliates, up to approximately $15.2 million of the shares offered by this prospectus at the public offering price, but have no legal obligation to purchase any of those shares.

Common stock to be outstanding after this offering	8,381,636 shares

Use of proceeds	Our net proceeds from this offering will be approximately $26.6 million ($30.9 million if the underwriter’s over-allotment option is exercised in full), assuming an initial offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated expenses of this offering. We expect to use these net proceeds for clinical development of AVN944, development of additional lead programs, discovery of new drug candidates, acquisition, licensing and protection of intellectual property rights, and working capital, capital expenditures and other general corporate purposes.

Proposed Nasdaq National Market and/or Pacific Exchange symbol	AVRX

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
      The number of shares of common stock to be outstanding after this offering is based on 5,631,636 shares outstanding as of July 31, 2005 and excludes:

•	386,569 shares of common stock issuable upon the exercise of warrants outstanding as of July 31, 2005, at a weighted-average exercise price of $16.97 per share;

•	561,693 shares of common stock issuable upon the exercise of outstanding stock options as of July 31, 2005, with a weighted-average exercise price of $3.12 per share; and

•	shares of common stock available for grant under our 2005 Omnibus Long-Term Incentive Plan, or 2005 Plan, representing 15% of our fully-diluted capital stock immediately following the closing of this offering (less shares of common stock issuable upon exercise of options outstanding under our Amended and Restated 1999 Stock Plan, or 1999 Plan, which will be terminated with respect to the granting of future awards upon the closing of this offering) not to exceed 2,600,000 shares of common stock in total.
Except as otherwise noted, all information in this prospectus:

•	assumes that our shares of common stock will be sold at $11.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus;

•	assumes that the underwriters do not exercise their over-allotment option;

•	gives effect to the conversion of our outstanding shares of convertible preferred stock into 5,021,014 shares of common stock, which will occur automatically prior to or upon the closing of this offering;

•	gives effect to the conversion of our outstanding convertible notes into 480,830 shares of common stock at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus and which will occur automatically upon the closing of this offering, and assuming such conversion were to occur on September 30, 2005; and

•	gives effect to a 1-for-5 reverse split of our common stock, which occurred on August 15, 2005 and a subsequent 1-for-1.6 reverse split of our common stock which occurred on August 30, 2005.
      This offering is being made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Underwriting” beginning on page 101.

Summary Financial Data
      You should read the following summary financial data together with our financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2004, 2003 and 2002 set forth below are derived from, and are qualified by reference to, our financial statements that have been audited by Ernst & Young LLP, our Independent Registered Public Accounting Firm, and that are included elsewhere in this prospectus. The summary financial data as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 set forth below are derived from our unaudited financial statements that are included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

	Six months ended
	June 30,		Year ended December 31,

	2005	2004	2004	2003	2002

	(unaudited)
	(in thousands, except share and per share data)
Statements of operations data
Total revenues	$—	$750	$1,900	$100	$—
Costs and expenses:
Research and development	10,013	5,342	10,680	12,510	12,832
General and administrative	2,450	2,149	4,324	4,568	4,434

Total costs and expenses	12,463	7,491	15,004	17,078	17,266

Loss from operations	(12,463)	(6,741)	(13,104)	(16,978)	(17,266)
Other income (expense):
Interest income	162	171	327	678	1,157
Interest expense	(602)	(449)	(890)	(701)	(52)
Other	222	5	8	(75)	5

Total other income (expense):	(218)	(273)	(555)	(98)	1,110

Net loss	$(12,681)	$(7,014)	$(13,659)	$(17,076)	$(16,156)
Accretion of redeemable convertible preferred stock issuance costs	(741)	(725)	(1,449)	(1,449)	(1,401)

Net loss attributed to common stockholders	$(13,421)	$(7,739)	$(15,108)	$(18,525)	$(17,557)

Net loss attributed to common stockholders per common share — basic and diluted	$(103.92)	$(60.30)	$(117.65)	$(146.29)	$(139.61)

Weighted average number of common shares — basic and diluted	129,147	128,317	128,417	126,630	125,757

      The following table sets forth a summary of our balance sheet data as of June 30, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to: (1) the conversion of our outstanding shares of convertible preferred stock into 5,021,014 shares of common stock, which will occur automatically prior to or upon the closing of this offering; (2) the conversion of our outstanding convertible notes into 480,830 shares of common stock at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering; and (3) our sale of shares of common stock in this offering at an assumed initial offering price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, and our receipt of the net proceeds after deducting the underwriting discounts and commissions and estimated offering expenses by us.

	As of June 30, 2005

		Pro forma
	Actual	as adjusted

	(unaudited)
	(in thousands)
Balance sheet data
Cash, cash equivalents and marketable securities(1)	$10,256	$36,856
Working capital (deficit)	(2,169)	24,431
Total assets	24,416	51,016
Total debt	11,678	11,678
Redeemable convertible preferred stock	80,239	—
Total stockholders’ (deficit) equity	(73,786)	33,053

(1)	Includes restricted cash of $5.8 million at June 30, 2005.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should consider and evaluate carefully all of the information in this prospectus, including the risk factors listed below, before you decide to purchase our common stock. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock. As a result, you could lose all or part of your investment.
Risks Related to Our Business
Because we have a limited operating history, there is a limited amount of information about us upon which you can evaluate our business and prospects.
      Our operations began in January 2000, and we have only a limited operating history upon which you can evaluate our business and prospects. In addition, as a development stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	advance AVN944 through the development process;

•	demonstrate the advantages and reliability of our proprietary drug discovery and development technology, AvalonRx;

•	select and develop in-licensed drug candidates;

•	build and maintain a strong intellectual property portfolio;

•	develop and maintain successful strategic relationships; and

•	manage costs associated with our research and product development plans, conducting clinical trials, obtaining regulatory approvals and delivering pharmaceutical products to the market.
If we are unsuccessful in accomplishing these objectives, we may not be able to develop drug candidates, raise capital, expand our business or continue our operations.
We will need substantial additional funding, which may not be available to us on acceptable terms, or at all, and our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.
      We will continue to expend substantial resources for research and development, including costs associated with developing our technology and conducting preclinical testing and clinical trials. In addition, our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, our independent registered public accounting firm’s report on our financial statements as of and for the fiscal year ended December 31, 2004, includes an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Accordingly, we will need to raise substantial additional capital to continue as a going concern and to fund our operations, including to:

•	fund clinical trials and seek regulatory approvals;

•	pursue the development of additional product candidates;

•	maintain and expand our research and development activities;

•	access manufacturing and commercialization capabilities;

•	implement additional internal systems and infrastructure;

•	maintain, defend and expand the scope of our intellectual property portfolio; and

•	hire additional personnel.
Our future capital requirements will depend on a number of factors, including:

•	the size and complexity of research and development programs;

•	the scope and results of preclinical testing and clinical trials;

•	continued scientific progress in our research and development programs;

•	the time and expense involved in seeking regulatory approvals;

•	competing technological and market developments;

•	acquisition, licensing and protection of intellectual property rights; and

•	the cost of establishing manufacturing capabilities and conducting commercialization activities.
      Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available on acceptable terms, or at all. Moreover, without the proceeds from this offering, or if we are unable to obtain alternative sources of funding, we do not expect to be able to fund our current operations past December 31, 2005. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs. In addition, we may have to partner one or more of our drug candidate programs at an earlier stage of development, which would lower the economic value of those programs to our company.
We have a history of losses, we expect to continue to incur losses for the foreseeable future, and we may never achieve or sustain profitability.
      We have experienced significant operating losses since our inception. We do not currently have any products that have been approved for marketing, and we continue to incur research and development and general and administrative expenses related to our operations. We had net losses of $13.7 million for the year ended December 31, 2004 and $12.7 million for the six months ended June 30, 2005. As of June 30, 2005, we had a deficit accumulated in the development stage of $78.8 million. We expect our annual operating losses to continue over the next several years. Our losses, among other things, have caused and will continue to cause our stockholders’ equity and working capital to decrease. To date, we have derived all of our revenue in connection with collaborations. We do not anticipate that we will generate revenue from the sale of products for the foreseeable future. To become and remain profitable, we must succeed in developing and commercializing novel drugs with significant market potential. This will require us to succeed in a range of challenging activities that we have yet to initiate, including conducting clinical trials, obtaining regulatory approvals, entering into appropriate collaborations, and manufacturing, marketing and selling commercial products. We may never succeed in these activities, and may never generate revenues sufficient to achieve profitability. If we do achieve profitability, we may not be able to sustain it. If we fail to earn profits, or if we cannot sustain profitability, the market price of our common stock is likely to decline. In addition, we may be unable to raise capital, expand our business, diversify our product offerings or continue our operations.

We have no products approved for commercial sale and do not expect to have any products approved for commercial sale for the next several years; our lead drug candidate, AVN944, is at an early stage of development, and we may not successfully develop it or any other future drug candidate into a commercial product.
      The drug discovery and development process is highly uncertain, and we have not developed, and may never develop, a drug candidate that ultimately leads to a commercial product. AVN944 is in the early stages of development, and we do not have any drugs approved for commercial sale. AVN944 may prove unsuccessful in clinical trials, may prove to be too costly to develop into a commercially viable product or may fail to receive regulatory approval for marketing. At any time, we may decide to discontinue the development of AVN944 or any other future drug candidate or not to commercialize a candidate.
The drug discovery methods we employ through AvalonRx are new and unproven and may not lead to the development of commercially viable drugs.
      The drug discovery methods we employ through AvalonRx that are based upon gene expression are new and, in several ways, unproven. For instance, our drug discovery technology profiles the effects of compounds on thousands of genes in a cell rather than an isolated target, a process that is novel and unproven in its usefulness to develop commercially viable drugs. There is limited scientific understanding generally relating to the regulation of gene expression and the role of genes in complex diseases, and relatively few products based on gene discoveries have been developed and commercialized by drug manufacturers. Even if we are successful in identifying compounds that show effects on the pathways that cells use to control the expression of genes associated with cancer, these discoveries may not lead to the development of drugs. Furthermore, the safety and efficacy of drugs that alter gene expression have not yet been established. For example, in 2003 and 2004 we pursued development of a compound we identified through AvalonRx that, while promising in numerous preclinical studies, had unacceptable toxicity levels in primates. Therefore, we cannot assure you that our research and development activities will result in any commercially viable drugs.
We may be unable to accelerate the drug discovery process.
      Although we believe that one of the advantages of AvalonRx is its ability to accelerate the drug discovery process, we have not yet identified a drug candidate using AvalonRx that has advanced beyond in vivo preclinical testing. Therefore, we cannot confirm that AvalonRx performs as reliably as conventional drug discovery methods. Our lead drug candidate, AVN944, was recently in-licensed from a third party and was not discovered or developed with AvalonRx. Until we succeed in discovering compounds that become approved drugs, we will not be certain that the efficiency that we believe is afforded by AvalonRx is commercially meaningful.
Preclinical and clinical testing are time consuming, expensive, and uncertain processes.
      Before the FDA approves a drug candidate for marketing, it is tested for safety and efficacy in preclinical testing and human clinical trials. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug application, or IND, for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans in the United States. The clinical phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, dose and dose schedule of the product candidate in humans, as well as the ability to produce the substance in accordance with the FDA’s current Good Manufacturing Practices, or cGMP, requirements. Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage of the process. During the process, we expect to incur significant expenses to conduct trials and follow required regulatory processes.

      We do not know whether our planned IND or the protocols for any future clinical trials will be accepted by the FDA. We do not know if our clinical trials will begin or be completed on schedule or at all. Even if completed, we do not know if these trials will produce clinically meaningful results sufficient to support an application for marketing approval. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable patients with particular types of cancer for enrollment in clinical trials;

•	delays or failures in obtaining regulatory clearance to commence a clinical trial;

•	delays or failures in obtaining sufficient clinical materials;

•	delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites; and

•	delays or failures in obtaining Institutional Review Board, or IRB, approval to conduct a clinical trial at a prospective site.
      The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy during clinical trials;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

•	inability to monitor patients adequately during or after treatment; and

•	regulatory action by the FDA for failure to comply with regulatory requirements.
      Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, or by us. Any failure or significant delay in completing clinical trials for our drug candidates could harm our financial results and the commercial prospects for our drug candidates.
      If we achieve success at any stage of the clinical trial process, that success may not continue. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Interim results of trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. For example, a single partial response or even a small number of partial responses in cancer patients is not necessarily indicative of success in demonstrating efficacy in Phase II and Phase III clinical trials. Other reasons why candidates that appear promising in preclinical testing or clinical trials may fail to become marketed drugs include:

•	failing to demonstrate clinical effectiveness or having significantly lower efficacy than existing therapies;

•	producing harmful side effects;

•	denial of regulatory approvals by the FDA or other regulators;

•	failing to acquire, on reasonable terms, intellectual property rights necessary for commercialization; and

•	loss of market to competing drugs which are more effective or economical.

      Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated.
      In addition, the FDA could determine that the design of a clinical trial is inadequate to produce reliable results and require us to alter the design of the clinical trial or terminate the clinical trial altogether. If we need to alter a clinical trial design or perform more or larger clinical trials than planned, our financial results will be harmed.
If we fail to enter into new strategic collaborations, we will not grow our revenue and our ability to exploit AvalonRx to discover drugs for diseases other than cancer will be limited.
      Our business strategy is based in part upon entering into strategic collaborations. To date, all of our revenue has been generated from strategic collaborations, and we continue to rely on our strategic collaborations with Aventis Pharmaceuticals, Inc. (now Sanofi-Aventis), MedImmune, Inc. and Medarex, Inc. as a means of furthering our research initiatives. If we are unable to secure strategic collaborations in the future, our revenue will not grow and our business will be harmed. Strategic collaborations also provide us with insights into diseases other than cancer by exposing us to the expertise of collaboration partners which focus on these diseases. If we are unable to secure strategic collaborations which expand our disease expertise, we may harm our ability to broaden our drug discovery and development activities to diseases other than cancer.
We intend to rely on third parties to conduct clinical trials for our drug candidates and those third parties may not perform satisfactorily.
      We do not have the ability to independently conduct clinical trials for drug candidates, and we intend to rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. If third parties do not perform satisfactorily, meet expected deadlines, or comply with regulatory requirements, any clinical trials conducted for our drug candidates may be extended, delayed, terminated, or subject to rejection by the FDA. We may not be able to locate any necessary replacements or enter into favorable agreements with them, if at all.
We do not have any manufacturing capabilities for any of our drug candidates.
      We outsource all of our manufacturing to third parties, and we intend to rely on third parties to manufacture bulk compounds and finished investigational medicines for human clinical trials and for commercial quantities of any of our drug candidates. Consequently, in order to complete the commercialization process of any of our drug candidates, we must either: (1) acquire, build or expand our internal manufacturing capabilities to produce drug candidates in compliance with cGMP requirements; or (2) rely on third parties to manufacture these drug candidates in compliance with cGMPs. We cannot be sure that we will be able to accomplish either of these tasks. If we are not able to do so, it would impede our efforts to bring our drug candidates to market, which would adversely affect our business. Moreover, if we decide to manufacture one or more of our drug candidates ourselves (rather than engage a contract manufacturer), we would incur substantial start-up expenses and regulatory obligations and would need to expand our facilities and hire additional personnel. Additionally, the manufacture of drug candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product.

We have no sales, marketing or distribution experience.
      To develop internal sales, distribution and marketing capabilities, we would have to invest significant amounts of financial and management resources. For drugs where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing, training, and providing regulatory oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product;

•	our direct sales and marketing efforts may not be successful; and

•	there are significant legal and regulatory risks in drug marketing and sales that we have never faced, and any failure to comply with all legal and regulatory requirements for sales, marketing, and distribution could result in enforcement action by the FDA or other authorities that could jeopardize our ability to market the product or could subject us to substantial liability.
      Alternatively, we may rely on third parties to launch and market our drug candidates, if approved. We may have limited or no control over the sales, marketing and distribution activities of these third parties and our future revenue may depend on the success of these third parties. Additionally, if these third parties fail to comply with all applicable regulatory requirements, the FDA could take enforcement action that could jeopardize our ability to market the drug candidate.
Our chemical library may be insufficient to meet our needs.
      We currently have approximately 85,000 individual compounds and 10,000 chemical extracts available for screening in our AvalonRx drug discovery platform. This may not be a sufficient number of compounds to isolate rare hits against key drug targets or there may be an insufficient number with appropriate drug-like properties.
We face intense competition in the development and commercialization of our drug candidates.
      Our business will be harmed if our competitors develop and market drugs that are more effective, have fewer side effects or are less expensive than our drug candidates. With respect to our drug discovery programs, other companies have drug candidates in clinical trials to treat types of cancer for which we are seeking to discover and develop drug candidates. These competing potential drugs are further advanced in development than are any of our potential drug candidates and may result in effective, commercially successful drugs. Even if we are successful in developing effective drugs, our products may not receive marketing approval or, if they do, may not be approved for a disease or with labeling that allows the products to compete effectively with these products or other successful products. Our competitors may succeed in developing and marketing drugs either that are more effective than those that we may develop or that are marketed before any drugs we develop are marketed.
      In the area of small molecule anticancer therapeutics, we have identified a number of companies that have clinical development programs and focused research and development efforts in small molecule approaches to cancer treatment, such as Amgen, Inc., Ariad Pharmaceuticals, Inc., ArQule, Inc., Array Biopharma, Inc., Millennium Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc., OSI Pharmaceuticals, Inc., Oxigene, Inc., and Telik, Inc. In addition, large pharmaceutical companies with significant research capabilities are or may be pursuing similar approaches. For example, Merck & Co., Inc., through its acquisition of Rosetta Pharmaceuticals, Inc. in 2001, gained the ability to develop small molecule cancer drugs using gene expression analysis technologies.
      With respect to IMPDH inhibitors, we are aware of one company, Pharmasset, Inc., that is currently developing IMPDH inhibitors for use as potential cancer therapeutics. We are also aware of other companies that are developing IMPDH inhibitors as potential therapeutics for diseases other than cancer. Additionally, our license from Vertex is limited to the compound AVN944 and does not prevent Vertex from developing or licensing to third parties the right to develop other IMPDH inhibitors, including compounds similar to AVN944 that could compete directly with it.
      Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do. In addition, these organizations also compete with us to:

•	attract qualified personnel;

•	attract parties for acquisitions, joint ventures or other collaborations; and

•	license technology that is competitive with our technology.
We may not be able to recruit and retain the experienced scientists and managers we need to compete in the drug research and development industry.
      We had 44 full-time employees as of June 30, 2005, and our future success depends upon our ability to attract, retain and motivate highly skilled scientists and managers. We compete with pharmaceutical and biotechnology companies, contract research companies, government agencies and academic and research institutions to recruit scientists. We may not be successful in attracting new scientists or managers or in retaining or motivating our existing personnel, and in particular, we have had past difficulty identifying and recruiting a chief medical officer.
      Our future success also depends on the personal efforts and abilities of the principal members of our senior management and scientific staff to provide strategic direction, manage our operations and maintain a cohesive and stable environment. In particular, we rely on the services of Dr. Kenneth C. Carter, our President and Chief Executive Officer, Dr. Paul E. Young, Vice President of Research, and Dr. David K. Bol, Vice President of Pharmaceutical Development. Although we have employment and incentive compensation agreements with all of the above personnel providing them with various economic incentives to remain employed with us, these incentives may not be sufficient to retain these key personnel. Additionally, although we maintain key man life insurance policies on our Chief Executive Officer and Chief Financial Officer in the amounts of $3 million and $1 million, respectively, such policies provide no assurance that we would not suffer material harm to our business, financial condition or results of operations in the event of the death or disability of either of these senior executive officers during their tenure with us. If we cannot attract and retain qualified scientists and managers, we will not be able to continue to provide or expand our drug discovery efforts. We are not aware of any plans by any of our officers or key personnel to retire or leave our company in the near future but there is no assurance that they will not do so.
We may face liability claims related to the use or misuse of our drug candidates in clinical trials. If our insurance coverage is not sufficient, a product liability claim against us could adversely affect our business.
      The administration of our drug candidates to humans in clinical trials may expose us to liability claims. Such liability claims may be expensive to defend and may result in large judgments against us. We intend to obtain liability coverage for any future clinical trials following completion of this offering. However, we cannot be certain that the insurance policies we intend to obtain will be sufficient to cover all claims that may be made against us. We intend to increase our coverage limits as we progress into late-stage clinical trials. Liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.
      Generally, our clinical trials will be conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and, during the course of treatment, these patients could suffer adverse medical effects or die for reasons that may or may not be related to our drug candidates. Any of these events could result in a claim of liability. Any such claims against us, regardless of their merit, could result in significant awards against us that could materially harm our business, financial condition and results of operations.
If we are not able to successfully manage our growth, our business could be materially harmed.
      If we are successful in our plans, we expect rapid and significant growth in all areas of our operations as we develop our drug candidates. If our lead drug candidate, AVN944, and our other drug candidates enter and advance through the clinical trial process, we will need to rapidly expand our research, development, regulatory, manufacturing and marketing capabilities or contract with others to provide these functions for us. As our operations expand, we will need to hire additional personnel and add corporate functions we currently do not have. In addition, we will need to manage relationships with various manufacturers, collaborators, suppliers, contract research and other organizations. Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement such improvements to our management information and internal control systems in an efficient and timely manner and may discover deficiencies in existing systems and controls. Our failure to accomplish any of these tasks could materially harm our business.
Our operating results may vary significantly from period to period, which may result in a decrease in the price of our common stock.
      Our future revenues and operating results may vary significantly from period to period due to a number of factors, many of which are outside of our control. These factors include:

•	the introduction of new anticancer drugs by us or our competitors;

•	costs and expenses associated with delays in or changes to preclinical testing and clinical trials;

•	the timing of regulatory approvals;

•	sales and marketing expenses; and

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities.
      It is possible that in some future periods our operating results may be below the expectations of analysts and investors. If this happens, the price of our common stock may decrease.
Our agreements with the Maryland Industrial Development Financing Authority, or MIDFA, and Manufacturers and Traders Trust Company, or M&T, for the financing of our corporate office and research facility contain restrictions on our operations that could inhibit our ability to grow our business and generate revenues, and any default under these agreements could materially harm our business.
      In order to finance improvements to our corporate office and research facility, we have entered into a loan agreement with MIDFA and a letter of credit agreement with M&T that contain, among other terms, extensive restrictions on our operations, requires us to comply with certain affirmative covenants and requires us to maintain or satisfy specified financial ratios and tests, including among other things, as of June 30, 2005, a $7.7 million minimum level of tangible net worth, a $5.8 million minimum restricted cash balance, and a minimum ratio of current assets to current liabilities of 1.5:1. Any breach or failure to comply with these restrictions, covenants, financial tests or financial ratios could result in an event of default under these agreements. These agreements are secured by improvements to our corporate office and research facility, certain financed equipment and a collateral account which, as of June 30, 2005, had an adjusted market value of $5.8 million. Upon an event of default, MIDFA and M&T have the right to declare all amounts outstanding under these credit agreements to be immediately due and payable and may enforce their rights by foreclosing on collateral pledged under these agreements. In addition, upon an event of default MIDFA and M&T could restrict our ability to make additional borrowings under these agreements. Any decision by MIDFA or M&T to enforce any one or more of the foregoing remedies upon an event of default could materially harm our business. In August 2005, in order to cure non-compliance with our minimum tangible net worth covenant and an event of default, we were required to obtain a waiver from M&T under the letter of credit agreement. There is no assurance that we will be able to obtain waivers of future failures to comply with one or more covenants in the loan facilities.
      The loan agreement and letter of credit agreement also restrict our ability, without MIDFA’s and M&T’s consent, to, among other things:

•	declare dividends or make other distributions on existing stock or create new classes of stock;

•	change the nature of our business;

•	incur additional debt;

•	incur mortgages and pledges upon property owned or acquired;

•	sell our assets;

•	engage in mergers or consolidations, or acquire ownership interests of, or all or substantially all of the assets of, another entity;

•	make loans; and

•	guarantee indebtedness of any person or entity.
      These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and generate revenues.
Risks Related to Our Intellectual Property
If we are unable to obtain and enforce patent protection for our drug candidates, our business could be materially harmed.
      We have a number of pending patent applications covering our gene expression technology and select novel compounds. We intend to file United States and foreign patent applications for our new inventions, as well as on improvements we make to our existing proprietary technologies that are important to the development of our business. However, we may not file patent applications in all countries in which we could seek patent protection. We cannot assure you that any patents that may be issued or that may be licensed to us will be enforceable or valid or will not expire prior to the commercialization of our drug candidates, allowing others to more effectively compete with us. Therefore, any patents that we may own in the future or license may not adequately protect our drug candidates or any drugs we market in the future. If we are not able to protect our patent positions, our business could be materially harmed.
      Issued patents may be challenged, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, the enforceability or scope of our future patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we may potentially own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection for our pending patent applications, those we may file in the future, or those we may license from third parties.
      Except for patent rights to the composition of matter for AVN944 that we licensed from Vertex, our pending patent applications and granted patent do not cover compounds that we are actively pursuing in our drug development programs. The U.S. patent and foreign patents under which we have licensed rights from Vertex to AVN944 expire beginning on March 20, 2020.
Third parties may challenge the validity of our potential patents or other intellectual property rights and could deprive us of valuable rights. If we infringe patents or other proprietary rights of third parties, we could incur substantial liability.
      If a third party legally challenges our future patents or other intellectual property rights that we own or license, we could lose certain of these rights. For example, third parties may challenge the validity of our patent applications and any future issued U.S. or foreign patents through reexaminations, oppositions or other legal proceedings. If successful, a challenge to our intellectual property rights could deprive us of competitive advantages and permit our competitors to use our technology to develop similar drug candidates. Failure to protect our future patents and other proprietary rights may materially harm our business, financial condition and results of operations.
      Other entities may have or obtain patents or proprietary rights that could limit our ability to manufacture, use, sell, offer for sale or import products or impair our competitive position. We use chip-based microarray technology extensively in our drug discovery activities. We do not have any patents on, or patent licenses to, the chips we use. Several other companies have extensive intellectual property rights, including patents, in the microarray chip area, and it is possible that one or more of the chips we would use could infringe the intellectual property rights of others. If that were the case, we may incur additional costs to purchase or license this technology for the chips we intend to use. If such purchase or license is required, such technology may not be available on commercially reasonable terms, or at all. In addition, to the extent that a third party develops new technology that covers our products or processes, we may be required to obtain licenses to that technology, which licenses may not be available on commercially reasonable terms, or at all.
      Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing drug candidates using our technology. Moreover, our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations.
      In addition, legal or administrative proceedings may be necessary to defend against claims of infringement or to enforce our intellectual property rights. If we become involved in any such proceeding, irrespective of the outcome, we may incur substantial costs, and the efforts of our technical and management personnel may be diverted, which could materially harm our business.
Our drug discovery technology is not patented, and the value of our technology and drug candidates could be adversely affected if we are unable to protect the confidentiality of our proprietary information and know-how.
      Our AvalonRx drug discovery technology is not patented. Instead, we rely primarily on trade secrets to protect it. Trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our, or our collaboration partners’, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how related to AvalonRx, we would not be able to assert or prevent them from doing so and our business could be harmed.

      To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.
      Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.
We license patent rights from a third party, Vertex Pharmaceuticals Incorporated. If Vertex does not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.
      Our license with Vertex gives us rights to third party intellectual property that is necessary or useful for our business. We may also enter into additional licenses to third party intellectual property in the future. At the time we entered into our license with Vertex we did not obtain a formal legal opinion from patent counsel as to the validity of, or freedom to operate under, the patents covered by the license, but relied on our own due diligence, which we believe to be a standard practice in licenses of this kind. Our success will depend in part on the ability and willingness of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications for the intellectual property we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.
Risks Related to Regulatory Matters
Because we must obtain regulatory approval to market our drug candidates in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our drug candidates.
      The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any drug candidate we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product, the safety and efficacy data generated from clinical trials, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

      Before commencing clinical trials in humans in the United States, we must submit an IND to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans in the United States. Clinical trials are subject to oversight by IRBs and the FDA and:

•	must be conducted in conformance with the FDA’s good clinical practices and other applicable regulations;

•	must meet requirements for IRB oversight;

•	must meet requirements for informed consent;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by us or the FDA at any time, particularly if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.
      Before receiving FDA clearance to market a drug, we must demonstrate the safety, tolerability, efficacy, and dosage of the drug in the patient population intended to be treated, as well as the ability to produce the drug in accordance with the FDA’s current Good Manufacturing Practices, or cGMP, requirements. Delays, refusal by the FDA to accept an application or rejections of regulatory approval may be encountered for a number of reasons: additional government regulation from future legislation, administrative action or changes in FDA policy during the period of drug development, incomplete or inconclusive clinical trials, differing interpretations of the clinical data, or an FDA review process that results in a request for additional data or limitations on product labeling. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us.
      Outside the United States, our ability to market a drug candidate is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.
Even if our drug candidates obtain regulatory approval, we will be subject to ongoing government regulation.
      Even if our drug candidates obtain regulatory approval, our products will be subject to continuing regulation by the FDA, including record keeping requirements, submitting periodic reports to the FDA, reporting of any adverse experiences with the product, and complying with drug sampling and distribution requirements. In addition, updated safety and efficacy information must be maintained and provided to the FDA. We or our collaborative partners must comply with requirements concerning advertising and promotional labeling, including the prohibition against promoting any non-FDA approved or “off-label” indications of products. Failure to comply with these requirements could result in significant enforcement action by the FDA, including warning letters, orders to pull the promotional materials, and substantial fines.
      Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug and biologics manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP regulations. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance. Future FDA inspections may identify compliance issues at our contract manufacturers that may disrupt production or distribution or require substantial resources to correct.

      In addition, following FDA approval of a product, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved marketing application, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay or prevent further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional clinical studies, known as Phase IV trials, to evaluate long-term effects.
      Compliance with post-marketing regulation may be time-consuming and costly and could delay or prevent us from generating revenue from the commercialization of our drug candidates.
We have only limited experience in regulatory affairs which may affect our ability or the time we require to obtain necessary regulatory approvals.
      We have only limited experience in preparing and submitting the applications necessary to gain regulatory approvals. This lack of experience may impede our ability to obtain timely regulatory approval, if we receive such approval at all. We will not be able to commercialize AVN944, or any of our drug candidates, until we obtain FDA approval in the United States or approval by comparable authorities in other countries.
Third parties engaged to produce our drug candidates for clinical use may fail to comply with regulatory requirements, which could delay clinical trials.
      We intend to rely on third parties to produce drug candidates for clinical use. All facilities and manufacturing processes used by third parties to produce our drug candidates for clinical use in the United States must conform with cGMPs. These facilities and practices are subject to periodic regulatory inspections to ensure compliance with cGMP requirements. Their failure to comply with applicable regulations could extend, delay, or cause the termination of clinical trials conducted for our drug candidates.
AVN944’s clinical trial was conducted under prior law that did not require regulatory oversight.
      The Phase I trial of AVN944 was completed in the United Kingdom in 2002, prior to the enactment of the “Medicines for Human Use (Clinical Trials) Regulations 2004,” which took effect on May 1, 2004. The Medicines for Human Use Regulations require that clinical trials be pre-approved by regulators. The purpose of this regulatory pre-approval is to provide disinterested oversight of the design and conduct of clinical trials. Because the Phase I trial of AVN944 was not subject to this oversight, we cannot be certain that regulatory authorities would approve of its design or conduct.
Healthcare reform and cost control initiatives by third-party payors could reduce the prices that can be charged for drugs, which could limit the commercial success of our drug candidates.
      The commercial success of our drug candidates will depend significantly on the availability of reimbursement to the patient from third party payors, such as the government and private insurance plans. In the United States, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, signed into law in 2003, adds prescription drug coverage to Medicare beginning in 2006 and added a voluntary drug discount card for Medicare beneficiaries. Other governmental and private payer initiatives, however, may limit reimbursement for drugs. Capitated payment systems and other cost containment systems are now widely used by public and private payers and have caused hospitals and health maintenance organizations to be more cost-conscious in their treatment decisions, including decisions regarding the medicines to be made available to their patients. Future legislation may limit the prices that can be charged for drugs we develop and may limit our commercial opportunity and reduce any associated revenue and profits. For example, Congressional action regarding drug reimportation into the United States may affect the pricing of drugs. The Medicare Prescription Drug Plan legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug reimportation plan if he finds that the benefits do not outweigh the costs. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, they could decrease the price we receive for any products that we may develop, negatively affecting our anticipated revenues and prospects for profitability.
      In some countries other than the United States, pricing and profitability of prescription pharmaceuticals and biopharmaceuticals are subject to government control. Also, we expect managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators receive for any of our future products, which could adversely affect our profitability. These initiatives may also have the effect of reducing the resources that pharmaceutical and biotechnology companies can devote to in-licensing drug candidates and the research and development of new drugs, which could reduce our resulting revenue.
We or our future collaborators may not obtain favorable reimbursement rates for our drug candidates.
      Third party payors, such as government and private insurance plans, frequently require companies to provide predetermined discounts from list prices and are increasingly challenging the prices charged for pharmaceuticals and other medical products. For example, federal laws require drug manufacturers to pay specified rebates for medicines reimbursed by Medicaid, to provide discounts for outpatient medicines purchased by certain public health service entities and “disproportionate share” hospitals, and to provide minimum discounts off of a defined “non-federal average manufacturer price” for purchases by certain components of the federal government such as the Department of Veterans Affairs and the Department of Defense. Our drug candidates may not be considered cost-effective, and reimbursement to the patient may not be available or be sufficient to allow the sale of our drug candidates on a competitive basis. We or our future collaborators may not be able to negotiate favorable reimbursement rates for our drug candidates. If we or our future collaborators fail to obtain an adequate level of reimbursement for our drug candidates by third-party payors, sales of our products would be adversely affected or there may be no commercially viable market for the products.
Our operations involve hazardous materials and medical waste and are subject to environmental, health and safety controls and regulations. Any claim relating to our improper handing, storage or disposal of biological and hazardous materials could be time-consuming and costly, and may exceed our resources.
      We are subject to environmental, health and safety laws and regulations, including those governing the use of biological and hazardous materials as well as medical waste. The cost of compliance with environmental, health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials, and we cannot eliminate the risk of accidental contamination or injury from these materials. While we believe that we are currently in compliance with all material rules and regulations governing the use of hazardous materials and, to date, we have not had any adverse experiences, in the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially harm our business, financial condition and results of operations.

Our business involves animal testing and changes in laws, regulations or accepted clinical procedures or social pressures could restrict our use of animals in testing and adversely affect our research and development efforts.
      Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our partners by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.
      In addition, preclinical animal studies conducted by us or third parties on our behalf may be subject to the United States Department of Agriculture regulations for certain animal species. Failure to comply with applicable regulations could extend or delay clinical trials conducted for our drug candidates.
Risks Related to This Offering
Purchasers in this offering will suffer immediate dilution.
      If you purchase common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. Based upon the pro forma net tangible book value of our common stock at June 30, 2005, which includes the conversion of our outstanding convertible preferred stock into 5,021,014 shares of our common stock prior to or upon the closing of this offering, your shares will be worth less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution will occur. As of July 31, 2005, options to purchase 561,693 shares of common stock at a weighted-average exercise price of $3.12 per share were outstanding, and warrants to purchase 386,569 shares of common stock at a weighted-average exercise price of $16.97 per share were outstanding. In addition, in April 2005 we completed an unsecured financing in which we issued convertible notes that will automatically convert into a number of shares of common stock that increases daily with the accruing of interest on the notes. The notes convert automatically into common stock at the closing of this offering, and assuming the closing were to occur on September 30, 2005, the notes would convert into 480,830 shares of common stock. Furthermore, if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment.
Our stock price will fluctuate after this offering, which may cause your investment in our stock to suffer a decline in value.
      Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts, regulatory developments, clinical trial results, the addition or departure of our key personnel, the commencement or termination of collaborations with third parties, and variations in our quarterly operating results. After this offering, an active trading market in our stock might not develop or continue. The number of shares we are offering may not be sufficient to permit the creation of a broad and liquid trading market.
      In addition, the market price of our common stock may fluctuate significantly in response to factors that are beyond our control, including public announcements by other biopharmaceutical companies regarding their business, financial condition or results of operations. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your investment.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.
      The price of our common stock could decline if there are substantial sales of our common stock and if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding 8,381,636 shares of common stock based on the number of shares outstanding as of July 31, 2005. This includes the 2,750,000 shares that we are selling in this offering, which may be immediately resold in the public market without restriction, unless those shares are purchased by our affiliates. Any shares purchased by our affiliates in this offering may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will equal approximately 84,000 shares immediately after this offering, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. The remaining 5,631,636 shares, or 67% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future. After this offering, the holders of an aggregate of 5,021,014 shares of common stock as of July 31, 2005 and the holder of a warrant for 340,368 shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The holders of warrants to purchase an aggregate of 33,125 shares of our common stock will also be entitled to include such shares in registration statements that we may file in the future. We also intend to register shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” For additional information, see “Shares Eligible for Future Sale.”
      Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Insiders will continue to have substantial control over Avalon after this offering and could delay or prevent a change in corporate control.
      After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, at least 4,746,845 shares or approximately 56.6% of our outstanding common stock, and could own up to 6,124,117 shares, or 73.0%, of our outstanding common stock if they elect to purchase up to approximately $15.2 million of our shares in this offering (assuming an offering price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus). As a result, these stockholders, if acting together, will have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      We currently intend to allocate the net proceeds that we will receive from this offering as described below in the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “Use of Proceeds” if we believe it would be in our best interests to do so. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
      Provisions in our certificate of incorporation and our bylaws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	the requirement that actions by our stockholders by written consent be unanimous;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	advance notice requirements for nominations to our board of directors and for proposing matters that can be acted upon at stockholder meetings.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.
Risks Relating To The Auction Process
Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.
      Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in this offering primarily through an auction conducted by us and the underwriters. We believe the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and the underwriter may elect to set the initial public offering price below the auction clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following this offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short term profit by selling the shares you purchase in this offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.
      The underwriters for this offering may require that bidders confirm their bids before the auction for this offering closes. If a bidder is requested to confirm a bid and fails to do so within the required timeframe, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with the underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also reduced or rejected bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.
      If our initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids may equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our research and development activities, including development of AVN944, and projected expenditures;

•	the advantages of our technology, AvalonRx, and drug candidates as compared to others;

•	our ability to obtain and maintain collaborators for certain of our development programs and the terms of these arrangements;

•	our ability to successfully complete preclinical testing;

•	our ability to commence, and the timing of, any clinical trials for our drug candidates;

•	the completion and success of any clinical trials that we commence;

•	the receipt of regulatory approvals by us;

•	our ability to maintain and establish intellectual property rights in our drug candidates;

•	our ability to obtain licenses relating to any necessary third party intellectual property;

•	our ability to retain and hire necessary employees and appropriately staff our development programs;

•	our spending of the proceeds from this offering;

•	our cash needs;

•	implementation of our business strategy; and

•	our financial performance.
      There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering will be approximately $26.6 million, or approximately $30.9 million if the underwriters exercise the over-allotment option in full. This estimate is based on an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discount, commissions and estimated offering expenses payable by us. We currently anticipate using the net proceeds from this offering to fund:

•	clinical development of AVN944;

•	development of additional lead programs, including our b-catenin and Aurora kinase programs;

•	discovery of new drug candidates;

•	acquisition, licensing and protection of intellectual property rights; and

•	working capital, capital expenditures and other general corporate purposes.
      We currently estimate that, of the net proceeds from this offering, we will spend between $8 million and $12 million on the clinical development of AVN944, between $5 million and $10 million on the development of additional lead programs, including our b-catenin and Aurora kinase programs, and between $5 million and $10 million on the discovery of new drug candidates. The amounts, timing and allocation of our actual expenditures for each of these purposes will depend upon numerous factors, including the status of our research and development efforts, the timing and success of preclinical testing, the timing and success of any clinical trials we may commence in the future, the timing of regulatory submissions, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, the amount of competition we face and how successful we are with obtaining any required licenses and entering into collaboration arrangements. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments and accordingly we cannot estimate what portion of the net proceeds, if any, may be used for those purposes. We do not anticipate using any of the proceeds to expand our facilities.
      While we expect to allocate the net proceeds as described above, we may allocate the proceeds in a different manner if we believe it would be in our best interests to do so.
      Our management will have broad discretion to allocate the net proceeds from this offering in any manner we deem appropriate. We do not expect the net proceeds from this offering to be sufficient to fund the completion of the development of any drug candidate and we expect to need to raise additional funds prior to being able to market any drug candidate. We believe that the net proceeds of this offering, along with existing cash and cash equivalents and cash flow generated from our collaborations, will be sufficient to meet our capital requirements for at least the next 24 months.
      Following the expenditure of these proceeds, assuming success in our clinical trials of AVN944, we expect to have concluded Phase II clinical trials of AVN944. Assuming success in our lead optimization and preclinical efforts, we believe that we will be involved in early stages of human clinical trials of compounds discovered in our b-catenin and Aurora kinase programs after the expenditure of these proceeds.
      Pending our usage of the net proceeds of the offering as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY
      We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant. In addition, our agreements with MIDFA and M&T for the financing of our corporate office and research facility prohibit us from issuing any dividends to our stockholders without MIDFA’s and M&T’s consent during the terms of these agreements.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to: (1) the conversion of our outstanding shares of convertible preferred stock into 5,021,014 shares of common stock, which will occur automatically prior to or upon the closing of this offering; (2) the conversion of our outstanding convertible notes into 480,830 shares of common stock at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering; and (3) our sale of 2,750,000 shares of common stock in this offering at an assumed initial offering price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, and our receipt of the net proceeds after deducting the underwriting discounts and commissions and estimated offering expenses by us.

      The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2005(1)

		Pro forma as
	Actual	adjusted

	(in thousands)
Total debt	$11,678	$11,678
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock; $0.01 par value; 6,000,000 shares authorized; 5,577,500 shares issued and outstanding actual; and none issued and outstanding pro forma as adjusted	11,155	—
Series B redeemable convertible preferred stock; $0.01 par value; 23,000,000 shares authorized; 20,126,997 shares issued and outstanding actual; and none issued and outstanding pro forma as adjusted	69,084	—
Stockholders’ equity (deficit):
Common stock; $0.01 par value; 60,000,000 shares authorized; 129,792 shares issued and outstanding actual; and 8,381,636 issued and outstanding pro forma as adjusted	1	84
Convertible notes	5,189	—
Additional paid-in capital	166	112,111
Deferred stock compensation	(279)	(279)
Other comprehensive income (loss)(2)	(15)	(15)
Deficit accumulated during the development stage	(78,848)	(78,848)

Total stockholders’ (deficit) equity	(73,786)	33,053

Total capitalization	$18,131	$44,731

(1)	The share data in the table above exclude:

•	386,569 shares of common stock issuable upon the exercise of warrants outstanding as of July 31, 2005, at a weight-average exercise price of $16.97 per share;

•	561,693 shares of our common stock issuable upon the exercise of outstanding stock options as of July 31, 2005, at a weighted-average exercise price of $3.12 per share;

•	shares of common stock available for grant under our 2005 Plan representing 15% of our fully-diluted capital stock immediately following the closing of this offering (less shares of common stock issuable upon exercise of options outstanding under our 1999 Plan, which will be terminated with respect to the granting of future awards upon the closing of this offering) not to exceed 2,600,000 shares of common stock in total.

(2)	Represents unrealized loss on marketable securities.

DILUTION
      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering.
      Our net tangible book value at June 30, 2005, was approximately $(73.8) million, or approximately $(71.06) per share, and our pro forma net tangible book value at June 30, 2005 would have been $(73.8) million, or approximately $(13.10) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to (1) the conversion of our outstanding shares of convertible preferred stock into 5,026,426 shares of common stock; and (2) the conversion of our outstanding convertible notes into 480,830 shares of common stock, at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus. After giving effect to the sale of 2,750,000 shares of common stock in this offering, at an assumed initial public offering price of $11.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2005 would have been $33.0 million, or approximately $3.94 per share. This represents a net increase in pro forma net tangible book value of $17.05 per share to existing stockholders and an immediate dilution (i.e., the difference between the public offering price per share and the pro forma net tangible book value per share adjusted for this offering) at June 30, 2005 of $7.06 per share to purchasers of the common stock offered hereby. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Net tangible book value per share at June 30, 2005	$(71.06)
Pro forma increase in net tangible book value per share attributable to:
(1) the conversion of our outstanding shares of convertible preferred stock as of June 30, 2005 into 5,021,014 shares of common stock; and (2) the conversion of our outstanding convertible notes as of June 30, 2005 into 480,830 shares of common stock, at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus	57.96
Pro forma net tangible book value per share at June 30, 2005	(13.10)

Increase in pro forma net tangible book value per share attributable to the new investors	17.05

Pro forma as adjusted net tangible book value per share after this offering		3.94

Dilution per share to new investors		$7.06

      If the underwriters exercise the over-allotment option in full, our pro forma as adjusted net tangible book value at June 30, 2005 would have been $37.4 million, or $4.25 per share, the immediate increase in pro forma net tangible book value of shares owned by existing stockholders would have been $17.35 per share, and the immediate dilution to purchasers of the shares of common stock in this offering would have been $6.75 per share.

      The following table summarizes at July 31, 2005, after giving effect to the sale of 2,750,000 shares of common stock at an assumed initial public offering price of $11.00 per share, the mid-point of the range set forth on the cover page of this prospectus, the number of shares of common stock purchased from us, the total consideration paid to us for those shares and the average price per share paid by existing stockholders and by purchasers in this offering assuming approximately 8,381,636 shares of our common stock are outstanding:

	Shares purchased		Total consideration		Average
					price
	Number	Percent	Amount	Percent	per share

Existing stockholders	5,631,636	67%	$80,240,114	73%	$14.25
Purchasers in this offering	2,750,000	33%	30,250,000	27%	11.00

Total	8,381,636	100%	$110,490,114	100%

The share data in the table above exclude:

•	386,569 shares of common stock issuable upon the exercise of warrants outstanding as of July 31, 2005, at a weighted-average exercise price of $16.97 per share;

•	561,693 shares of common stock issuable upon the exercise of outstanding stock options as of July 31, 2005, with a weighted-average exercise price of $3.12 per share; and

•	shares of common stock available for grant under our 2005 Plan representing 15% of our fully-diluted capital stock immediately following the closing of this offering (less shares of common stock issuable upon exercise of options outstanding under our 1999 Plan, which will be terminated with respect to the granting of future awards upon the closing of this offering) not to exceed 2,600,000 shares of common stock in total.

SELECTED FINANCIAL DATA
      You should read the following selected financial data together with our financial statements and related notes appearing at the end of this prospectus and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections included elsewhere in this prospectus. The selected financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 set forth below are derived from, and are qualified by reference to, our financial statements that have been audited by Ernst & Young LLP, our Independent Registered Public Accounting Firm, and that are included elsewhere in this prospectus for the years ended December 31, 2004, 2003 and 2002. Historical results are not necessarily indicative of future results. The selected financial data as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 set forth below are derived from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited related financial data include all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial positions and results of operations for these periods.

	Six months
	ended June 30,		Year ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Total revenues	$—	$750	$1,900	$100	$—	$320	$—
Costs and expenses:
Research and development	10,013	5,342	10,680	12,510	12,832	8,578	3,831
General and administrative	2,450	2,149	4,324	4,568	4,434	3,100	1,860

Total costs and expenses	12,463	7,491	15,004	17,078	17,266	11,678	5,691

Loss from operations	(12,463)	(6,741)	(13,104)	(16,978)	(17,266)	(11,358)	(5,691)
Other income (expense):
Interest income	162	171	327	678	1,157	369	313
Interest expense	(602)	(449)	(890)	(701)	(52)	(264)	(10)
Other	222	5	8	(75)	5	(1)	38

Total other income (expense):	(218)	(273)	(555)	(98)	1,110	104	341

Net loss	$(12,681)	$(7,014)	$(13,659)	$(17,076)	$(16,156)	$(11,254)	$(5,350)

Accretion of redeemable convertible preferred stock issuance costs	(741)	(725)	(1,449)	(1,449)	(1,401)	(219)	—

Net loss attributed to common stockholders	$(13,421)	$(7,739)	$(15,108)	$(18,525)	$(17,557)	$(11,473)	$(5,350)

Net loss attributed to common stockholders per common share — basic and diluted	$(103.92)	$(60.30)	$(117.65)	$(146.29)	$(139.61)	$(91.69)	$(58.00)

Weighted average number of common shares — basic and diluted	129,147	128,317	128,417	126,630	125,757	125,125	92,246

		As of December 31,
	As of
	June 30,
	2005	2004	2003	2002	2001	2000

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities(1)	$10,256	$14,309	$27,720	$39,693	$58,372	$5,025
Working capital (deficit)	(2,169)	5,546	15,300	34,969	49,303	5,018
Total assets	24,416	29,292	46,055	53,112	62,625	7,168
Total debt	11,678	13,630	16,234	4,097	1,477	962
Redeemable convertible preferred stock	80,239	79,498	78,048	76,599	76,355	11,852
Total stockholders’ deficit	(73,786)	(65,971)	(51,435)	(33,388)	(16,571)	(6,038)

(1)	Includes restricted cash of $5.8 million at June 30, 2005 and $6.1 million and $6.7 million at December 31, 2004 and 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis is set forth elsewhere in this prospectus and includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
      We are a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. Our pipeline of drug candidates includes our lead candidate, AVN944, AVN944 is an oral delivery, small molecule drug candidate that was discovered by Vertex Pharmaceuticals Incorporated and that we licensed from Vertex in February 2005. AVN944 is currently in early stage clinical development for the treatment of hematological cancers. We seek to discover and develop novel therapeutics through the use of a comprehensive, innovative and proprietary suite of technologies based upon large-scale gene expression analysis, which we call AvalonRx. We believe that AvalonRx has the potential to expedite and improve the success rate of the drug discovery and development process, including enhancing the development of AVN944.
      Since we commenced operations in January 2000, our operations have consisted primarily of developing AvalonRx, utilizing our technology to seek to discover and develop novel cancer therapeutics, and the in-license of AVN944. In that period, we have generated limited revenue from collaborative partners, primarily Sanofi-Aventis, and have had no revenue from product sales. Our operations have been funded principally through the private placement of equity securities and debt financings.
      We have never been profitable and, as of June 30, 2005, we had an accumulated deficit of $78.8 million. We had net losses of $12.7 million for the six months ended June 30, 2005. We had net losses of $13.7 million for the year ended December 31, 2004, $17.1 million for the year ended December 31, 2003, $16.2 million for the year ended December 31, 2002, and $76.2 million for the period from inception through June 30, 2005. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our drug candidates from discovery through preclinical testing and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and begin to operate as a public company. We will need to generate significant revenues to achieve profitability, and we may never do so.
Financial Operations Overview

Revenue
      We have not generated any revenue from sales of commercial products and do not expect to generate any product revenue for the foreseeable future. To date, our revenue has consisted of collaboration revenue.
      Collaboration Revenue. Since inception, we have generated revenue solely in connection with our collaborations, most of which has resulted from our collaboration with Sanofi-Aventis. This collaboration includes an upfront payment, research funding, and payments for the achievement of certain discovery and development related milestones. We have completed the research component of this collaboration. Over the next several years, we may receive milestone payments if our research collaboration programs reach a milestone for which a payment is due.

Research and Development Expense
      Research and development expense consists of expenses incurred in connection with developing and advancing our drug discovery technology and identifying and developing our drug candidates. These expenses consist primarily of salaries and related expenses, the purchase of laboratory supplies, access to data sources, facility costs, costs for preclinical development and expenses related to our in-license of AVN944. We charge all research and development expenses to operations as incurred.
      Clinical development timelines, likelihood of success and total costs vary widely. We do not currently track our internal research and development costs or our personnel and related costs on an individual drug candidate basis. We use our research and development resources, including employees and our drug discovery technology, across multiple drug development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and preclinical drug candidates. Our total research and development expenses for the years ended December 31, 2004, 2003 and 2002 were $10.7 million, $12.5 million, and $12.8 million, respectively, and $10.0 million for the six months ended June 30, 2005. During 2004, we estimate that 11% and 3% of research and development expenses were attributable to research related to our b-catenin and Aurora kinase programs, respectively. The remaining expenses included all personnel and related expenses and other research and development expenses not attributable to any specified discovery and development program. Prior to 2004, we completed research related to developing and improving our ability to use AvalonRx. There were not substantial research costs related to specified programs prior to 2004. We begin to track development costs for a program after an individual molecule has been selected for formal pre-clinical development. We completed the in-license of AVN944 in February 2005, and during the six months ending June 30, 2005, we incurred expenses of $368,000 related to AVN944 (excluding a $5 million in-licensing fee to Vertex). Additionally, during the six months ending June 30, 2005, we estimate that 23% and 14% of research and development expenses were attributable to research related to our b-catenin and Aurora kinase programs, respectively. Research and development expenses as a percentage of total operating expenses for the years ended December 31, 2004, 2003 and 2002 were 71%, 73%, and 74%, respectively, and 80% for the six months ended June 30, 2005.
      We expect our research and development costs to be substantial and to increase as we advance AVN944 through clinical trials and move other drug candidates into preclinical testing and clinical trials. Based on the results of our preclinical studies, we expect to selectively advance some drug candidates into clinical trials. We anticipate that we will select drug candidates and research projects for further development on an ongoing basis in response to their preclinical and clinical success and commercial potential. With regard to AVN944, we plan to initiate a second phase I trial during the second half of 2005 in cancer patients and plan to complete that trial during 2006. Additionally, during 2006, we plan to select a candidate for preclinical development from both our b-catenin and Aurora kinase programs. However, we are not able to accurately estimate the timetable, expense or likelihood of success for our programs for several reasons, including:

•	the methods we employ through AvalonRx are new and unproven;

•	preclinical and clinical testing are time consuming, expensive and uncertain processes; and

•	we intend to rely on third parties to conduct clinical trials for our drug candidates and those third parties may not perform satisfactorily.
      Due to the fact that our drug candidates are in the early stage of development, we cannot estimate anticipated completion dates and when we might receive material net cash inflows from our research and development projects.

General and Administrative
      General and administrative expense consists primarily of salaries and related expenses for personnel in administrative, finance, business development and human resource functions. Other costs include legal costs of pursuing patent protection of our intellectual property, unallocated facility costs and professional fees for legal services. After this offering, we anticipate increases in general and administrative expense relating to operating as a public company. These increases will likely include legal fees, accounting fees and directors’ and officers’ insurance premiums as well as fees for investor relations services.
Quarterly Results May Fluctuate
      We anticipate that our quarterly results of operations will fluctuate for several reasons, including:

•	the timing and extent of our development activities and clinical trials for AVN944 and any other biopharmaceutical drug candidates that we may develop in the future;

•	the timing and outcome of our applications for regulatory approval for our drug candidates;

•	the timing and extent of our adding new employees and infrastructure; and

•	the timing of any milestone payments, license fees, or royalty payments that we may be required to make.
Critical Accounting Policies and Significant Judgments and Estimates
      This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.
      Our significant accounting policies are more fully described in Note 3 to our audited financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements.

Revenue Recognition
      Revenue is recognized when there is persuasive evidence that an agreement exists, delivery has occurred, the price is fixed and determinable, and collection is reasonably assured. Payments received in advance of work performed are recorded as deferred revenue and recognized ratably over the performance period. Milestone payments are recognized as revenue when milestones, as defined in the contract, are achieved.

Accrued Expenses
      As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue estimated liabilities include contract service fees paid to contract research organizations in connection with our preclinical testing and legal and other professional services. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with GAAP.

Stock-Based Compensation
      We have stock option plans under which options to purchase shares of our common stock may be granted to employees, consultants and directors at a price no less than the fair market value on the date of grant. We account for grants to employees in accordance with the provisions of APB No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of our stock and the exercise price of the option and is recognized ratably over the vesting period of the option. Because our options must be granted with an exercise price equal to the market value of our common stock at the date of grant, we recognize no stock compensation expense at the time of the grant in accordance with APB No. 25. However, in connection with our proposed initial public offering, we intend to recognize compensation expense over the vesting period of options granted in the prior four fiscal quarters based on the difference between the previously determined fair value of these options and the midpoint of the initial public offering price range, to reflect a retrospective re-evaluation of fair value. If we were to adopt the fair value based method set forth in Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), we would recognize compensation expense based upon the fair value at the grant date for awards under the plans. We have provided pro forma disclosures in the notes to our consolidated financial statements of our net loss and net loss per share as if we used the fair value method. The amount of compensation expense recognized using the fair value method requires us to exercise judgment and make assumptions relating to the factors that determine the fair value of our stock option grants. We account for equity instruments issued to non-employees in accordance with Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.
      At June 30, 2005, the intrinsic value of outstanding vested and unvested stock options, based on an assumed initial public offering price of $11.00, was $3,436,781 and $1,024,496, respectively. Our Board of Directors determines the exercise price of options granted based on its own good faith judgment of fair value of our common stock on the grant date. Our Board has not used any third party valuation firm to determine fair value. Our Board employs a retrospective methodology to determine the fair value of our common stock. In the absence of a public trading market, and as a development-stage company with no significant revenues, we believe that it is appropriate to consider a range of factors to determine the fair market value of our common stock at each option grant date. These factors include: recent sales of our equity securities to third parties; consideration of the liquidation preference of our preferred stock, and the relative economic and control rights associated with the preferred stock; review of major company milestones; and review of the liquidity of our common stock.
      Our Board’s determination of fair value at prior grant dates reflects good faith determinations given the inherent uncertainties of completion of an initial public offering. However, beginning in the second quarter of 2005, because the likelihood of completion of an initial public offering was higher and because a price range for an initial public offering was established, we began to recognize a compensation charge for options granted since June 1, 2004. See Note 7 of Notes to Financial Statements.
Results of Operations

Six Months Ended June 30, 2005 and 2004
      Revenue. We did not record any revenue during the six months ended June 30, 2005. $750,000 of revenue recorded during the six months ended June 30, 2004 was related to work conducted pursuant to our collaboration agreement with Aventis Pharmaceuticals which was completed in December 2004.
      Research and Development. Research and development expenses increased by $4.7 million, or 87%, to $10.0 million for the six months ended June 30, 2005, compared to $5.3 million for the six months ended June 30, 2004. Research and development expense consists of direct costs which include salaries and related costs of research and development personnel, and the costs of consultants, materials and supplies associated with research and development projects. Indirect research and development costs include facilities, depreciation, patents and other indirect overhead costs. Direct costs increased $4.7 million primarily as a result of a $5.0 million expense relating to our licensing agreement with Vertex, partially offset by decreases of an aggregate of $303,000 relating to reduced consulting and outside services costs.
      During the remainder of 2005, and thereafter, research and development expense will increase substantially as we begin Phase I clinical studies for our AVN944 drug candidate.
      General and Administrative. General and administrative expense increased by $301,000, or 14%, to $2.4 million for the six months ended June 30, 2005 compared to $2.1 million for the six months ended June 30, 2004. The increase was primarily related to increases in outside accounting and professional fees, and an $83,000 charge to expense the fair value of stock options granted for consulting services to a non-employee. This increase was offset, in part, by a decrease in travel and entertainment expenses for the six months ended June 30, 2005.
      Interest Income. Interest income decreased by $9,000, or 5%, to $162,000 for the six months ended June 30, 2005 compared to $171,000 for the six months ended June 30, 2004. The decrease in interest income was primarily caused by decreases in the average fund balances available for investment.
      Interest Expense. Interest expense increased by $153,000, or 34%, to $602,000 for the six months ended June 30, 2005 compared to $449,000 for the six months ended June 30, 2004. The increase in interest expense was primarily related to accrued interest on outstanding convertible notes.

Twelve Months Ended December 31, 2004, 2003 and 2002
      Revenue. For the year ended December 31, 2004, we recorded $1.9 million of revenue from our collaboration with Sanofi-Aventis for work performed and milestones achieved during 2004. For the year ended December 31, 2003, we recorded $100,000 of revenue for a feasibility study that was completed in 2003. We did not record any revenue for the year ended December 31, 2002.
      Research and Development. Research and development expense for the year ended December 31, 2004 was $10.7 million compared to $12.5 million for the year ended December 31, 2003 and $12.8 million for the year ended December 31, 2002. The largest components of our research and development expense are personnel costs for our scientific staff, laboratory supplies, facility costs for our laboratories and the use of third-party services.
      The decrease from 2003 to 2004 principally resulted from a decrease in personnel costs and an associated decrease in laboratory supplies expenses related to the full-year impact of a reduction in headcount which occurred in October 2003 as a result of a reduction in the anticipated scope of our collaboration with Sanofi-Aventis. These reductions were offset in part by an increase in costs related to preclinical activities during 2004 related to the development of a compound for which we subsequently terminated preclinical development.
      Research and development expense remained essentially unchanged between 2002 and 2003.
      General and Administrative. General and administrative expense for the year ended December 31, 2004 was $4.3 million compared to $4.6 million for the year ended December 31, 2003 and $4.4 million for the year ended December 31, 2002. The largest components of our general and administrative costs are personnel costs for our administrative staff, legal costs primarily attributed to our intellectual property protection activities, and travel. These costs have been stable during the three-year period ending December 31, 2004.
      Interest Income. Interest income decreased to $327,000 for the year ended December 31, 2004 from $678,000 for the year ended December 31, 2003 and from approximately $1.2 million for the year ended December 31, 2002. The decrease in interest income in each year was primarily caused by decreases in the average fund balances available for investment.
      Interest Expense. Interest expense increased to $890,000 for the year ended December 31, 2004 from $701,000 for the year ended December 31, 2003 and from $52,000 for the year ended December 31, 2002. The increase in interest expense from 2003 to 2004 was primarily caused by a higher effective interest rate on our development bond financing. The increase in interest expense from 2002 to 2003 was primarily caused by increased borrowings for the tenant improvements to our laboratory facility and related equipment purchases.
Liquidity and Capital Resources

Overview
      Our primary cash requirements are to:

•	fund our research and development programs;

•	obtain regulatory approvals;

•	prosecute, defend and enforce any patent claims and other intellectual property rights;

•	fund general corporate overhead; and

•	support our debt service requirements and contractual obligations.
      Our cash requirements could change materially as a result of the progress of our research and development and clinical programs, licensing activities, acquisitions, divestitures or other corporate developments.
      Since our inception in November 1999, we have funded our operations principally through the private placement of equity securities, which have provided aggregate net cash proceeds of approximately $80 million. We have also generated funds from debt financing and from collaborative partners.
      In evaluating alternative sources of financing we consider, among other things, the dilutive impact, if any, on our stockholders, the ability to leverage stockholder returns through debt financing, the particular terms and conditions of each alternative financing arrangement and our ability to service our obligations under such financing arrangements.
      As of June 30, 2005, we had cash, cash equivalents and marketable securities of approximately $10.3 million. Of this amount, $5.8 million is currently held in a restricted account to serve as collateral for our long-term debt. Our funds are currently invested in investment grade and United States government securities.

Sources and Uses of Cash
      Operating Activities. Net cash used in operating activities was $9.8 million in 2004, $14.9 million in 2003, $12.8 million in 2002 and $6.5 million for the six months ended June 30, 2005. Net cash used in operating activities for these periods consisted primarily of our net loss, partially offset by depreciation and amortization. A $1.5 million increase in accounts payable during 2002 and subsequent $2.4 million decrease in accounts payable during 2003 was related to the timing of payments on improvements to our corporate office and research facility during late 2002 and early 2003.

Investing Activities
      In 2004 and 2003, net cash of $9.9 million and $0.3 million, respectively, was provided from investing activities, and net cash of $5.2 million was provided from investing activities for the six months ended June 30, 2005. During 2002, net cash of $19.7 million was used in investing activities. During 2004, net cash of $10.0 million was provided by the conversion of marketable securities into cash and cash equivalents to fund operations and invest in capital equipment. In 2003, we invested $7.5 million in tenant improvements and equipment primarily related to the completion of our new laboratory and corporate facility. This amount was offset by $7.8 million attributable to the liquidation of marketable securities into cash and cash equivalents. In 2002, approximately $10.5 million was used for purchasing marketable securities. Additionally, $9.3 million was invested in scientific equipment and for tenant improvements for our new facility.

Financing Activities
      Net cash used in financing activities was $2.9 million in 2004. Of this amount $2.6 million was attributable to payments of principal on our debt obligations. During 2003 and 2002, net cash provided by financing activities was $11.3 million and $3.2 million, respectively. During 2003, we completed a $12 million financing, the proceeds from which were utilized for the tenant improvements to our facility. In addition, the net impact of proceeds from borrowing on our line of credit and payment of principal on our line of credit provided $0.1 million from financing activities. These sources of cash were offset in part by $0.8 million of deferred financing costs. During 2002, net cash of $0.6 million was provided from the issuance of preferred stock. Additionally, the net impact of proceeds from borrowing on our line of credit and payment of principal on our line of credit provided $2.7 million from financing activities. For the six months ended June 30, 2005, net cash provided by financing activities was $2.9 million, and of this amount, $5.0 million was generated from the issuance of convertible notes offset by repayment of debt of $2.0 million.

Credit Arrangements
      In April 2003, we entered into a series of agreements with the Maryland Industrial Development Financing Authority, or MIDFA, and Manufacturers and Traders Trust Company, or M&T, in order to finance improvements to our corporate office and research facility located in Germantown, Maryland. MIDFA sold development bonds in the amount of $12.0 million. The proceeds of the bond sale were put in trust to reimburse us for the costs we incurred for improvements to our facility. We are required to repay the trust $1.2 million annually for these borrowings. The borrowing bears interest at a variable rate and matures on April 8, 2013. The weighted-average interest rate during 2004 and 2003 was 1.63% and 1.33%, respectively.
      In connection with the development bond financing, we entered into an agreement with M&T to issue the trustee an irrevocable letter of credit to provide payment of the principal and interest of the bonds. The amount of the letter of credit changes annually, as principal payments are made. At December 31, 2004, that amount is $10,977,534 consisting of $10.8 million of principal and $177,534 in interest, computed at 50 days at an assumed maximum rate of interest of 12% per annum. The letter of credit expires the earlier of April 8, 2008, or the date the bonds have been paid in full. In consideration of the letter of credit, we have granted M&T a security interest in certain facility improvements, equipment and cash collateral held as restricted cash. In August 2005 we entered into a modification agreement with M&T and MIDFA pursuant to which M&T agreed to waive our compliance with the financial covenants contained in the letter of credit until April 2006 in exchange for increasing the amount of cash collateral held as restricted cash to $6.3 million. See “— Subsequent Events.”
      In June 2002, we entered into an equipment line of credit with General Electric Capital Corporation that provided for borrowings of up to $5.0 million. In 2003, the line of credit was increased to allow for an additional $2.0 million in borrowings. During 2002 and 2003 a total of $5.6 million was borrowed by us under the equipment line of credit. No draws were made during 2004 and the availability of the line of credit has elapsed. Each draw has been treated as a separate promissory note bearing interest between 7.09% to 8.68% over 36- to 48-month terms. The line of credit is secured by the applicable equipment, fixtures, and personal property financed by the line of credit. In connection with draws under the line of credit, the lender received warrants to purchase a total of 13,865 shares of our Series B preferred stock at an exercise price of $10.00. At December 31, 2004, $2.9 million in borrowings remained outstanding under this line of credit.
      In August and September 2005, we received commitments from certain of our existing investors under a line of credit facility to provide up to $6.5 million in subordinated debt financing to us to support our operations. See “— Subsequent Events.”

Operating Capital and Capital Expenditure Requirements
      We expect to continue to incur substantial operating losses in the future. We will not receive any product revenue until a drug candidate has been approved by the FDA or similar regulatory agencies in other countries and successfully commercialized. We expect to expend between $10 million and $15 million over the next twelve months to fund our current operations. We currently anticipate that our cash, cash equivalents and marketable securities, together with the proceeds from this offering and cash flow generated from our collaborations, will be sufficient to fund our operations at least through the next twelve months. However, we will need to raise substantial additional funds to continue our operations and bring future products to market. We cannot be certain that any of our programs will be successful or that we will be able to raise sufficient funds to complete the development and commercialize of any of our drug candidates currently in development, should they succeed. Additionally, we plan to continue to evaluate in-licensing and acquisition opportunities to gain access to new drugs or drug targets that would fit with our strategy. Any such transaction would likely increase our funding needs in the future.
      Our future funding requirements will depend on many factors, including but not limited to:

•	the size and complexity of our research and development programs;

•	the scope and results of our preclinical testing and clinical trials;

•	continued scientific progress in our research and development programs;

•	the time and expense involved in seeking regulatory approvals;

•	competing technological and market developments;

•	acquisition, licensing and protection of intellectual property rights; and

•	the cost of establishing manufacturing capabilities and conducting commercialization activities.
      Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available on acceptable terms, or at all. Moreover, without the proceeds from this offering, or if we are unable to obtain alternative sources of funding, we do not expect to be able to fund our current operations past December 31, 2005. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs. In addition, we may have to partner one or more of our drug candidate programs at an earlier stage of development, which would lower the economic value of those programs to our company.

Contractual Obligations
      The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2004 (in thousands):

	Payment due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt(1)	$16,085	$3,301	$4,617	$2,965	$5,202
Operating lease obligations(2)	6,119	680	1,423	1,509	2,507
Cooperative research and development agreements(3)	624	567	57	—	—

Total	$22,828	$4,548	$6,096	$4,474	$7,710

(1)	Includes principal, interest and letter of credit fee payments on our development bond financing and principal and interest payments on our equipment financing. Our development bond financing carries a variable interest rate. Amounts presented in table assume a fixed rate of 2.57% that was in effect on December 31, 2004. The table does not include potential discounts for debt prepayment.

(2)	Our operating lease obligations relate to the lease for our headquarters in Germantown, Maryland.

(3)	Cooperative research and development agreements include commitments into which we have entered as of December 31, 2004 to engage third parties to perform various aspects of our research and development efforts subsequent to that date.
Recent Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We expect to adopt Statement 123(R) by January 1, 2006. See Note 3 to Financial Statements for additional information.
      As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. Accordingly, the adoption of Statement 123(R)’s fair value method will have a material impact on the results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time, because it will depend on levels of share-based payments granted in the future.
Related Party Transactions
      For a description of our related party transactions, see “Certain Relationships and Related Transactions.”

Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements, including structured finance, special purpose or variable interest entities.
Qualitative and Quantitative Disclosures About Market Risk
      We are exposed to market risk from changes in interest rates. At June 30, 2005, we had $9.6 million of obligations which were subject to variable rates of interest under our development bond financing with MIDFA. If market interest rates increased 1% from the rate at December 31, 2004, our annual interest expense would increase approximately $75,000, assuming that obligations subject to variable interest rates remained constant.
      In addition, the value of our portfolio of cash equivalents and investments is subject to market risk from changes in interest rates.
      The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents as of June 30, 2005 included liquid money market accounts. Our marketable securities as of June 30, 2005 included readily marketable debt securities. Due to the nature of these instruments, a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2005.
Tax Loss Carryforwards
      We had net operating loss carryforwards available to offset future taxable income of $8.0 million for both federal and state taxable income as of December 31, 2004. Our net operating loss carryforwards expire in various years, beginning in 2021. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable. Additionally, despite our net operating loss carryforward, we may have a future tax liability due to alternative minimum tax or state tax requirements.
Reverse Stock Split
      All share and per share amounts have been retroactively adjusted to give effect to a 1-for-5 reverse stock split effected on August 15, 2005 and a subsequent 1-for-1.6 reverse stock split effected on August 30, 2005.
Subsequent Events
      In September and August 2005, we received commitments from certain of our existing investors under a line of credit facility to provide up to $6.5 million in subordinated debt financing to us to support our operations. Pursuant to the facility, we may draw advances from time to time with the unanimous authorization of our board of directors prior to the closing of this offering. As of the date of this prospectus, no advances had been drawn under the line of credit facility. Advances would bear interest at 8% per annum and would mature on September 30, 2006, but may be repaid at any time without penalty. See “Certain Relationships and Related Transactions — Line of Credit Facility” for a listing of directors and beneficial owners of more than five percent of our voting securities that participated in the line of credit facility.
      As an incentive for certain of our existing investors to participate in the facility, we intend to amend our certificate of incorporation prior to the closing of this offering to convert shares of our Series A preferred stock and Series B preferred stock held by investors offered the opportunity to participate in our line of credit, but that declined to participate, into shares of our common stock. As a result, 1,000,000 shares of our Series A preferred stock and 1,190,611 shares of our Series B preferred stock held by six of our investors who did not participate in our line of credit will be converted into a total of 273,826 shares of our common stock.
      In August 2005, we entered into a modification agreement with M&T and MIDFA pursuant to which M&T agreed to waive our non-compliance with the minimum tangible net worth, minimum restricted cash balance and minimum ratio of current assets to current liabilities financial covenants contained in our letter of credit agreement with M&T guaranteeing our development bond financing obligations to MIDFA until April 1, 2006. In exchange for this waiver, we increased by $500,000 the cash collateral amount held as restricted cash under the letter of credit to approximately $6.3 million.

BUSINESS
Overview
      We are a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. Our pipeline of drug candidates includes our lead candidate, AVN944. AVN944 is an oral delivery, small molecule drug candidate that was discovered by Vertex Pharmaceuticals Incorporated and that we licensed from Vertex in February 2005. AVN944 is currently in early stage clinical development for the treatment of hematological cancers. We seek to discover and develop novel therapeutics through the use of a comprehensive, innovative and proprietary suite of technologies based upon large-scale gene expression analysis, which we call AvalonRx. We believe that AvalonRx has the potential to expedite and improve the success rate of the drug discovery and development process, including enhancing the development of AVN944.
      Our discovery and development programs focus on targets and pathways critical to cancer pathogenesis. AVN944, which we in-licensed in February 2005, is a small molecule inhibitor of inosine 5’-monophosphate dehydrogenase, or IMPDH, an enzyme elevated in the cells of many cancer patients, particularly those with leukemia and lymphoma. A single-dose, dose-escalation Phase I clinical trial of AVN944 conducted by Vertex in the United Kingdom in healthy volunteers demonstrated that AVN944 was orally bioavailable and well tolerated. However, further clinical studies have yet to be conducted establishing AVN944’s efficacy and safety in cancer patients. Accordingly, we have filed an Investigational New Drug application, or IND, for AVN944 and expect to initiate a U.S. Phase I clinical trial of AVN944 in cancer patients in 2005. We used AvalonRx in our second program to identify a series of compounds impacting the beta (b)-catenin regulatory pathway, a pathway important in many cancers, but one that has previously been difficult to target therapeutically. Our third program targets Aurora kinases, a family of key enzymes involved in cell proliferation believed to play a critical role in the uncontrolled growth of cancer cells.
      AvalonRx incorporates specific tools that monitor changes in gene expression throughout drug discovery and development, from the initial screening of compound libraries to the analysis of patient samples following treatment in the clinic. These tools consist of a combination of software, hardware and processes and employ recently-developed technologies in the fields of robotics, microfluidics and bioinformatics. To facilitate drug discovery, we believe that we can design screens to identify compounds that are active against any target encoded by the human genome, even key disease targets that have not been possible to screen with conventional methods. We can also make informed decisions about which compounds to advance towards clinical trials, based upon comprehensive comparisons of compound activity across thousands of genes during lead selection and optimization. To facilitate drug development, including the development of AVN944, we intend to use AvalonRx to identify gene expression patterns, or signatures, that can serve as early indicators, or biomarkers, of efficacy in patients, define which patients are most likely to respond to drug treatment, and discover additional appropriate clinical applications for our drug candidates.
Business Strategy
      Our objective is to be a leading biopharmaceutical company focused on the discovery, development and commercialization of small molecule drug candidates for the treatment of cancer. The key elements of our business strategy are as follows:

•	Develop our anticancer therapeutic candidates. We plan to conduct a U.S. Phase I trial for AVN944 in hematological cancer patients beginning in 2005. During the clinical development of AVN944 and the development of all of our subsequent drug candidates, we intend to leverage AvalonRx to accelerate decision-making by: (1) selecting biomarkers of responsive cancers; (2) identifying responsive patient populations for improved clinical trial design and outcome; and (3) determining appropriate drug combinations more quickly than conventional methods.

•	Discover new therapeutic candidates using our proprietary AvalonRx technology. We use AvalonRx to discover compounds that affect the expression levels of genes identified by: (1) RNA interference, or RNAi, knockdown of selected targets; (2) compound-specific activity; and (3) disease pathology. We use AvalonRx for target identification and high-throughput screening, selection of leads and optimization of development candidates, compound analysis and efficacy prediction. We intend to apply AvalonRx to explore the development of therapeutics against proprietary Avalon cancer targets and well-known cancer targets proven to be difficult for conventional technologies to address.

•	Apply AvalonRx to select and add value to in-licensing candidates. AvalonRx provides us with unique insight into the properties of compounds and their potential as therapeutics. We intend to use AvalonRx to analyze and in-license compounds discovered by others to identify: (1) mechanisms of action; (2) the type of cancer most likely to respond to the in-licensing candidate; and (3) the optimal dose and dose schedule for the in-licensing candidate. With these capabilities, we believe that we are better positioned to select compounds for in-licensing. Once in-licensed, we will continue to use AvalonRx to add value in the development of compounds.

•	Leverage our technology by collaborating with partners. We have formed partnerships to develop cancer therapies and formed a partnership in June 2005 with MedImmune in the area of inflammation. We may form new partnerships for both cancer and other therapeutic fields to: (1) discover novel drug candidates for selected targets; (2) identify drug targets or biomarkers; (3) select and optimize lead candidates in aid of our partners’ discovery efforts; and (4) improve the design of clinical trials and the analysis of patients’ drug response. In each case, we intend to receive upfront payments for access to our technology, research and development funding, additional fees for the achievement of development milestones, and royalties on sales of products developed in the collaboration.
Cancer and Existing Therapies
      Cancer is the second leading cause of death in the United States, responsible for one of every four deaths. Approximately 9.8 million Americans have cancer or a history of cancer, and nearly 1.4 million new cancer cases are expected to be diagnosed in 2005. According to the National Institutes of Health, cancer led to $69.4 billion of direct medical costs and $189.8 billion of overall costs in 2004. These figures are expected to grow significantly as the U.S. population ages.
      Cancer is typically treated with a combination of surgery, radiation therapy, chemotherapy, hormone therapy or biological therapy. The choice of treatment depends on a number of factors including the type, stage and location of the cancer and factors unique to each patient, such as age and general health. Despite their broad applications, these therapies are either limited in their efficacy or are associated with severe toxicities. Consequently, there remains a significant unmet need for new cancer therapeutics.
Discovery and Development Programs
      We currently have the following programs in various stages of research and development:

Commercial
Program	Status	Planned activities	rights

IMPDH Inhibitor (AVN944)	U.K. Phase I completed	Second Phase I trial planned for 2005 in cancer patients	Avalon
b-catenin Pathway Inhibitors	Lead optimization	Select a candidate for preclinical development in 2006	Avalon
Aurora Kinase Pathway Inhibitors	Hit characterization	Optimize and select a candidate for preclinical development in 2006	Avalon
Therapeutic Antibodies	Novel target identified	Select therapeutic antibody in 2006	Avalon/ Medarex

AVN944 Program

Overview
      AVN944 is an oral delivery, small molecule drug candidate that we licensed from Vertex Pharmaceuticals Incorporated in February 2005. Results from preclinical studies of AVN944 indicate that AVN944 inhibited the proliferation of lymphoid and myeloid cells, the principal cells involved in the most common types of human leukemias. AVN944 also was shown to significantly prolong survival in a mouse model of leukemia. A single-dose, dose-escalation Phase I clinical trial of AVN944 conducted in the United Kingdom in healthy volunteers demonstrated that AVN944 was orally bioavailable and well tolerated. Although we believe these results indicate that AVN944 has the potential to have clinical benefit for patients with cancer, additional preclinical study and clinical testing is necessary to establish the efficacy and safety of AVN944 in cancer patients before we can expect to file an NDA with the FDA and market a commercial product. We therefore have filed an IND for AVN944 and intend to initiate a U.S. Phase I clinical trial of AVN944 in cancer patients in 2005 for the treatment of hematological cancers such as leukemia and lymphoma, which afflict approximately 700,000 people in the United States and lead to over 54,000 deaths, or nearly 10% of all cancer deaths, in the United States each year. However, results of subsequent testing often do not corroborate earlier results.

Mechanism of action
      IMPDH is an enzyme that is critical for cells to be able to synthesize guanosine triphosphate, or GTP, a molecule required for DNA synthesis and cellular signaling. IMPDH is overexpressed in some cancer cells, especially in the case of hematological cancers. In laboratory experiments, AVN944 has been shown to inhibit IMPDH activity in cells and suppress pools of GTP. Anticancer activities of IMPDH inhibitors correlate with sustained depletion of GTP pools both in cellular models and in human subjects. AVN944 appears to have a selective effect on cancer cells in that deprivation of GTP in normal cells results in a temporary inhibition of cell growth, while GTP deprivation in cancer cells induces cell death, or apoptosis.

Clinical rationale
      In studies published by Takebe, et. al. (2004) and Molek, et. al. (2004) with IMPDH inhibitors, it has been demonstrated that this approach can have desired effects on leukemia and myeloma. However, due to toxicities associated with previously tested compounds, IMPDH enzyme targeting has had only limited success in cancer treatment. Studies with AVN944 show promise because AVN944: (1) is more potent than earlier generation compounds; (2) interacts with the IMPDH enzyme in a specific and unique way compared to other IMPDH inhibitors; (3) has achieved significant suppression of IMPDH levels; and (4) was well tolerated in humans in a U.K. Phase I clinical trial.

Preclinical studies
      AVN944 appears to be a highly selective, potent inhibitor of cell proliferation for many cancer cell types. When used to treat cancer cells in vitro, AVN944 demonstrated broad-spectrum anti-cancer activity against many cancer cell lines, including those from leukemia such as acute myelogenous leukemia, or AML, and chronic myelogenous leukemia, or CML, lymphoma, colon cancer, lung cancer, breast cancer, melanoma and pancreatic cancer. AVN944 also has been shown to kill cancer cells isolated directly from patients with AML at concentrations that are lower than achieved in a U.K. Phase I clinical trial of AVN944 in healthy adults. Additionally, in a mouse model of leukemia, AVN944 significantly prolonged the survival of test animals. As shown below, mice implanted with leukemia cells have a median survival time of 21 days when left untreated. AVN944 extended the median survival time to 35 days at 300 mg/kg/day and to 31 days at 150 mg/kg/day, both representing a significant improvement. Doxorubicin, a commonly prescribed chemotherapeutic agent, extended the median survival time to 28 days.
AVN944 demonstrates in vivo efficacy in an animal leukemia model.
      In addition to its potent efficacy as a single agent, AVN944’s anticancer activity has been shown in preclinical studies to be complementary to standard chemotherapy drugs, such as doxorubicin and fludarabine. Therefore, we believe that AVN944 may also be useful in combination therapy.
      In addition to patients with hematological cancers, patients with solid tumors may also benefit from AVN944. In preclinical studies, AVN944 demonstrated potent anticancer activity in a number of primary solid tumor samples isolated from patients. The concentration of AVN944 that killed solid tumor cells isolated from patients was less than the concentration achieved in humans in a U.K. Phase I clinical trial. We plan to use AvalonRx to further study AVN944 as a potential treatment for solid tumors.

Clinical trials
      AVN944 has completed an initial Phase I clinical trial conducted in the United Kingdom in healthy volunteers to assess the drug candidate’s safety, tolerability, and pharmacokinetic characteristics. In this single-dose, dose-escalation trial, a group of 22 healthy male volunteers received doses ranging from 25 mg to 250 mg. In this clinical trial, AVN944: (1) was well tolerated at all tested doses with no notable side effects; (2) demonstrated good pharmacokinetic properties; and (3) had a significant inhibitory effect on IMPDH enzyme activity. Additionally, in this clinical trial, the concentrations of AVN944 observed in the blood of these subjects were well above the concentrations that killed cancer cells in laboratory experiments. With these data, we are modeling a therapeutic dose schedule and establishing exposure goals for future studies in patients. We believe that these results, in combination with preclinical testing, indicate that AVN944 has the potential to have clinical benefit for patients with cancer. However, additional preclinical study and clinical testing is necessary to establish the efficacy and safety of AVN944 in cancer patients before we can expect to file an NDA with the FDA and market a commercial product, and results of subsequent testing often do not corroborate earlier results.

Development plan
      Clinical development of AVN944 began in the United Kingdom. We have filed an IND with the FDA and intend to continue clinical trials in the United States in 2005. Further development of AVN944 under that IND initially will be directed toward establishing a dose regimen that has the greatest potential for impacting disease in patients. Our Phase I trial will evaluate the maximum tolerated dose of AVN944. This trial will focus on patients with hematological cancers that have failed prior therapies, or for whom there is no recommended treatment, and will include pharmacokinetic analysis of the drug candidate and analysis of a number of biomarkers that correlate with IMPDH inhibition. Based on the information we obtain in this trial, we intend to conduct a Phase II trial to more specifically assess the clinical benefit of the drug candidate in patients. We may initiate parallel Phase II studies to cover more than one type of hematological cancer, and we may include trials in solid tumors at that time. These trials are planned to start in 2006, and they may take two years or longer to complete.

Use of AvalonRx in AVN944 development
      We intend to use AvalonRx during the clinical development of AVN944 to accelerate decision-making by: (1) selecting appropriate biomarkers; (2) identifying responsive patient populations for improved clinical trial design and outcome; and (3) determining appropriate drug combinations more quickly than conventional methods. We expect to use AvalonRx to analyze the gene expression responses that are characteristic of IMPDH inhibition from both in vitro and in vivo experiments in solid tumor models and hematological cancers, and to translate those responses for clinical trial use. For example, we will use AvalonRx to monitor changes in the disease that reflect specific responses to IMPDH inhibition by the drug. This will allow us to assess the biologic impact of AVN944 on patients and their disease and will help guide dose escalation by indicating when the dose levels are having significant impact on the patient and the cancer. We believe that the cancers likely to respond to AVN944 are the cancers in which IMPDH enzyme activity is misregulated, and we will use information about the pathways affected by IMPDH inhibition to help identify the type of cancers most likely to be impacted by the drug candidate. We will also use AvalonRx to identify genetic disease markers that correspond with positive response to the drug candidate to stratify patient populations. By selecting patients most likely to respond to the compound, more meaningful clinical trials can be planned. We believe that application of AvalonRx to clinical trials will expedite the decision-making process and increase the chances of the drug benefiting the right patient population.

b-Catenin Program

Overview
      For more than 10 years, cancer researchers have known that proteins within the b-catenin pathway play key roles in the initiation and progression of cancer. For example, one member of the pathway — the tumor suppressor gene APC — is the most commonly mutated gene in colon cancer. Subsequent studies of APC function showed that it interacts with the protein product of the b-catenin gene to suppress the expression of genes regulating cell cycle, cell adhesion and motility — cellular functions essential to the maintenance and spread of cancer. It has been estimated that the b-catenin pathway is abnormally activated in more than 85% of colon cancer. Colon cancer is the fourth most common type of cancer, causing approximately 105,000 new cancer cases and over 56,000 deaths each year in the United States. Drugs that could block the activity of the b-catenin pathway would be of significant therapeutic value in the treatment of cancer. To date, however, we are not aware of any specific inhibitors of the b-catenin pathway that are on the market or in clinical development.

Program progress
      Using AvalonRx we have identified structurally distinct compounds that appear to affect the b-catenin pathway. Using a technology known as RNAi to reduce the levels of b-catenin in living cells, we have determined a gene expression signature that indicates decreased b-catenin activity in cancer. We have used this gene expression signature as a tool to identify nine active compound families from our library that appear to inhibit the b-catenin pathway and that represent different core chemical structures. We have initiated medicinal chemistry efforts in lead optimization around one of the active compound families identified from this effort, and we expect to initiate similar efforts on other active compound families. We have applied AvalonRx to identify new analogs with enhanced activity against the gene expression signature associated with b-catenin inhibition. Compounds that affect this gene expression signature also strongly inhibit the proliferation of many cancer cell lines in tissue culture. We have used AvalonRx to identify specific analogs that affect key genes in vivo and have demonstrated that specific analogs can slow the growth of tumors in animal models. Our current plans are to complete optimization on one of these compound families and select a compound for preclinical development in 2006.

Aurora Kinase Program

Overview
      Aurora kinases are key regulators of cell division and are overexpressed in many human cancers, including colon and breast cancers, as well as leukemia. Inhibition of Aurora kinase pathways is known to inhibit the growth of a variety of cancers. Within the past two years, studies by cancer researchers have demonstrated that compounds targeting Aurora kinase pathways can induce tumor regression in human models of solid tumor cancers.

Program progress
      Application of AvalonRx has enabled us to identify structurally distinct compounds that appear to affect Aurora kinase pathways. Using RNAi to reduce the levels of Aurora kinases in living cells, we have determined a gene expression signature that indicates decreased Aurora kinase activity in cancer. We have used this gene expression signature as a tool to identify active compounds in our libraries that appear to inhibit Aurora kinase pathways. Some of the compounds that we have identified in our screen inhibit the proliferation of cancer cells at lower concentrations than those required for other kinase inhibitors that are currently in clinical trials from other companies. We intend to pursue lead optimization for one of the active compound families identified from this effort and to select a compound for preclinical development in 2006.

Antibody Development
      In addition to our small molecule efforts, we have used AvalonRx as a basis for establishing a partnership related to antibody drug candidates. Under a development agreement with Medarex, we have identified a novel extracellular protein that is strongly associated with cancer. Our collaboration partner Medarex is working to generate therapeutic antibodies and may pursue in vivo proof of concept in animal models. We anticipate that Medarex will complete these studies in 2006, after which a biologics drug development program in this area, jointly resourced with Medarex, could commence.
Scientific Background

Gene Expression and Cancer
      There are approximately 40,000 genes in each human cell, collectively known as the human genome. Genes are composed of molecules of DNA that store the genetic information that directs the production of proteins, which, in turn, are the molecules that carry out most of the functions of the human body. The process through which genetic information is turned into protein molecules is called gene expression. It consists of two steps. First, through transcription, RNA molecules are produced based on the genetic information of the expressed gene. Second, through translation, the RNA molecules are used to direct the production of proteins.
      Even though all cells in the human body contain the same set of genes, only a subset of these genes are expressed in a given cell at a given point in time. The expression of a gene is under the control, or regulation, of many factors, including the expression of other genes. As a result, one gene often controls the expression of another gene, which in turn controls the expression of a third gene, forming a gene regulation “pathway.” Different gene regulation pathways can also interact with genes in one pathway regulating the expression of genes in another pathway, thus creating a “network.” Through a complex system of such pathways and networks, the human body controls the expression of its genes in a highly coordinated manner. Maintaining the balance of this system is critical to the normal biological functions of the body, and disruption or interference of this system often leads to diseases such as cancer. We believe this complexity is the root of most of the obstacles to efficient drug discovery and development.
      Comparing the changes in gene expression under healthy and diseased conditions can often help us gain insights to the cause of human diseases. The most commonly used approach to analyze gene expression is to measure how much RNA is made from the gene through the DNA transcription process. Traditional techniques to measure RNA levels are well established and very reliable. But due to their time-consuming and manual nature and limited scalability, they are best suited for the analysis of a limited number of genes. This technological limitation poses a major challenge to the development of novel therapeutics, because most human diseases involve multiple genes in multiple pathways. To better understand why a disease occurs and how to treat it, researchers need the ability to analyze the expression of thousands of genes in a very short period of time. AvalonRx incorporates recent developments in microarray technology, robotics and bioinformatics to enable fast, fully-automated, large-scale analysis of gene expression and its application to the discovery and optimization of drugs.
      Cancer is a group of diseases characterized by uncontrolled growth and proliferation of abnormal cells. This growth ultimately invades vital organs and often leads to death. In the past two decades, research at the cellular and molecular level has revealed that cancer is triggered by damage to genes within the cell. Some of this damage will occur in genes that are critical in the control of the proliferation, specialization and survival of cells. If a cell accumulates a sufficient amount of damage to these critical genes, it can grow out of control and become a cancer cell. In addition, many of these critical genes control the expression of other genes. As a result, cancer always involves complex alterations of the expression of many genes. In recent years, many cancer research efforts have been focused on identifying and monitoring abnormal gene expression in cancer cells, because abnormally expressed genes can help us better understand the disease and the effects that drugs have on it.

Conventional Approaches to Drug Discovery
      The conventional approach to drug discovery starts with the selection of a “target.” A target typically is a protein with well-characterized biological activity. Once a target is identified, an assay is developed to allow easy and reliable measurement of the target protein’s biological activity. Small molecule compounds are then screened in this assay for their ability to regulate the target’s activity. Compounds that show activity in the screen are called “hits.” Hits undergo further testing, and the most promising hit is called a “lead.” Lead optimization is a process in which chemists modify and improve the chemical structure and properties of a lead compound until it reaches an optimized activity profile. Typically, hundreds of new, structurally-related compounds, or analogs, are synthesized during lead optimization prior to the selection of the optimized development candidate. The development candidate then goes through preclinical testing for efficacy and toxicity in cellular and animal models. A development candidate that has demonstrated efficacy and safety will then be advanced into human clinical trials.
      This conventional approach has produced many excellent drugs; however its inherent limitations become evident as we gain knowledge of genes and diseases. First, many severe diseases, including cancer, are caused by abnormalities in multiple genes. By focusing on a single target, the conventional drug discovery approach inevitably misses many potentially superior drugs. Second, the conventional single target approach does not address a drug candidate’s impact on genes not related to the target disease that are responsible for severe side effects. This explains why many drug candidates identified by the conventional approach that demonstrate excellent efficacy data eventually fail due to severe side effects and toxicity. Third, the conventional drug discovery approach relies on the clear understanding of the target’s function and the availability of appropriate assays to measure the target’s activity. Scientists often have very limited knowledge of the functions of many targets known to be related to diseases. Even for many targets with well-characterized functions, scientists have failed to develop an assay that can be used in a drug screen. As a result, many proteins are difficult drug targets for which to develop therapeutics, although these proteins are well known to play a key role in diseases. A study published by Pfizer in 2002 estimates that only about 10% of human proteins belong to target classes shown to be previously addressable through conventional drug discovery approaches.
AvalonRx Technology

Overview of AvalonRx Technology
      We believe that the systematic application of large-scale gene expression analysis throughout drug discovery and development represents a fundamental change in approach that can overcome many of the limitations of conventional drug discovery. Therefore, we developed AvalonRx, a suite of technologies designed to expedite and improve the success rate of the drug discovery and development process.
      We believe that AvalonRx has three key advantages. First, the high-throughput capability of AvalonRx produces a large amount of information related to each drug candidate. Extensive information can lead to deeper understanding of a drug candidate’s mechanism of action, faster and improved decision-making regarding which compound should be advanced into the next stage of development, and more accurate prediction of a drug candidate’s safety and efficacy profile. Second, AvalonRx can identify gene expression patterns, or signatures, that we intend to use as indicators, or biomarkers, of how a drug would behave in the human body. These gene expression signatures and biomarkers can be valuable in guiding drug candidate selection, clinical trial design and drug commercialization. Third, unlike conventional drug discovery technologies that use isolated proteins as drug screening targets, AvalonRx screens for drugs on the basis of their impact on gene expression profiles. This approach enables drug screening monitoring multiple cellular effects and can be applied to pathways that cannot be approached using conventional methods. For these reasons, AvalonRx has the potential to discover drugs that conventional technologies are inherently unable to find and to move lead compounds and drug candidates through the development process with greater success.

Components of AvalonRx
      AvalonRx is comprised of multiple gene-expression based components designed to identify, prioritize, optimize and develop drug candidates. These components consist of a combination of software, hardware and processes and employ recently-developed technologies in the fields of robotics, microfluidics and bioinformatics. We use AvalonRx in an integrated systematic process for de novo discovery. Additionally, we use individual components of AvalonRx to improve existing discovery and development efforts in collaborations with others or to advance programs that we in-license, as is the case with AVN944. While gene expression analysis is used in limited ways by others in research and development, we believe that AvalonRx is unique in its scale, integration and breadth.

Component		Description

GEM	Genomics Enabled Mining	Molecular tool to identify novel genes involved in causing cancer
HITS	High-Throughput Integrated Transcriptional Screening	System for high volume screening to identify compounds that induce a desired gene expression signature
METS	Microarray-based Expanded Transcriptional Screening	Tool for analyzing and comparing changes in expression of thousands of genes in response to compounds
TSAR	Transcriptional Structure-Activity Relationships	Process for using gene expression to guide lead optimization
RACETraCK	Rapid Assessment of Compound Efficacy, Transcriptional Change and Kinetics	Process for using METS to predict the activity of compounds in animal disease models

GEM
      We use Genomics Enabled Mining, or GEM, to identify specific molecular defects associated with the development and progression of cancer. These defects identify novel targets for drug screening efforts. To date, we have discovered increases, or amplifications, in the DNA content of more than 170 different regions within the human genome that are associated with cancer. It is well known that such DNA amplification results in increased expression of specific genes that cause cancer. We believe that these 170 regions represent the largest single collection of well-characterized DNA amplification sites for cancer, and it is likely, based on established scientific knowledge, that each one of these amplified regions encodes a novel gene or genes that, when inappropriately overexpressed, can cause or enable normal cells to become cancer cells.

HITS®
      We use High-throughput Integrated Transcriptional Screening, or HITS, to screen for small molecule compounds that can induce a desired gene expression signature in treated cells. The signature consists of a set of five to ten genes that has been specifically selected to monitor the inhibition of a specific protein or pathway. Typically when using HITS, we treat cells with our compound library. Our compound library currently contains approximately 90,000 compounds which represent a broad diversity of structures and chemical properties that we believe can be used to screen against any category of protein target. Any compound that produces the desired signature in the treated cells is identified as a hit and undergoes further analysis.

METS
      Microarray-based Expanded Transcriptional Screening, or METS, provides a comprehensive, molecular description of the response of a cell to a specific compound treatment. METS has the capacity to profile the effects of hundreds of compounds on the expression of every one of the 30,000-40,000 genes in the human genome in less than a week. Through the analysis of METS data, we seek to reveal the effects that a compound may have on a treated cell and gain insight into each compound’s mechanism of action, possible undesirable toxicities, and potential therapeutic benefits.
     METS Reference Database
      The METS Reference Database is our proprietary collection of the gene expression profiles induced by nearly 200 known anticancer drugs on select cancer cell lines. Through our analysis of these data, we have defined gene expression signatures that report on the inhibition of specific targets or cellular mechanisms, and we have used these signatures to predict the mechanism of action for novel compounds. We have also learned that different compounds that block the activity of the same target can produce different changes in gene expression in treated cells. We believe that these differences in gene expression can forecast what makes one drug safer, more effective and more tolerable than another.

TSAR
      We use Transcriptional Structure-Activity Relationships, or TSAR, to guide the optimization of our lead compounds through the use of gene expression information. Lead optimization is the process whereby we modify and improve the chemical structure of a lead compound until it reaches an optimal activity profile as a drug candidate. We profile every structurally related compound, or analog, with METS in order to identify unique activities associated with each variation in chemical structure. We also rank and sort analogs based upon their ability to change specific gene biomarkers that report on particular cellular activities. Ultimately, we may advance the most promising analog to preclinical testing as a drug candidate.

RACETraCK
      Rapid Assessment of Compound Efficacy, Transcriptional Change and Kinetics, or RACETraCK, provides quick and early indications of compound activity in animal tumor models based on gene expression monitoring. We dose tumor-bearing animals with drug candidates and then remove cancer tissue for expression profiling at specific times following treatment, often within 24 hours of compound administration. Our studies suggest that RACETraCK provides a measure of whether the drug candidate can be appropriately absorbed by the animal and successfully penetrate the tumor. We believe that RACETraCK can also define gene expression signatures that correlate with efficacy in the animal tumor model, providing a surrogate indicator that a compound can successfully suppress cancer cell growth. With RACETraCK, we can quickly test many compounds to evaluate their suitability for further animal studies and to select the most promising molecules for full efficacy testing.

Application of AvalonRx Technologies
      We believe that AvalonRx can enhance several steps of the drug discovery and development process.

Application of AvalonRx in drug discovery
          Target Identification and High-Throughput Screening
      Many proteins play key roles in the initiation and progression of cancer. For example, our studies using GEM have identified more than 170 distinct amplified regions within the human genome that are likely to encode cancer-relevant proteins. The discovery and development of small molecule drugs that can effectively target such proteins should be of therapeutic benefit to cancer patients as indicated by the fact that some current drugs that are used effectively to treat cancer patients (e.g. Herceptin) are directed against proteins encoded by amplified and overexpressed genes.
      We intend to use AvalonRx to find compounds that are active against several of these cancer targets. We have already established a process to rapidly identify the important target from each amplified region discovered by GEM. We can define specific gene expression signatures that monitor the inhibition of each target through the combined use of RNAi technology to reduce the levels of these targets in cancer cells and METS profiling following RNAi treatment. We can then use these gene expression signatures in HITS to search for small molecules that can inhibit these targets and pathways. We have already used this approach in our programs on b-catenin and the Aurora kinases.
      We believe that screening with AvalonRx provides key advantages that are not available with conventional drug discovery approaches. First, we believe that AvalonRx can be applied to all classes of protein targets, even to those that have posed challenges to conventional screening technologies. Second, we can set up a new HITS screen against a target in weeks rather than months. Finally, HITS screens are performed in whole cells rather than against isolated proteins. We also believe that our screens represent improved starting points for subsequent lead optimization programs because compounds are evaluated within the complex environment of the diseased cell.
          Selection of Leads and Optimization of Development Candidates
      The success of a drug discovery program depends upon which screening hit is selected for lead optimization. Slight differences in the activity or selectivity profile of each hit compound may result in unacceptable side effects or lack of sufficient efficacy that eventually doom the entire development program. Therefore, we profile every hit compound with METS in order to evaluate its impact on thousands of genes in treated cells. METS provides us with a significant amount of data related to mechanism of action, target selectivity, and pathway activity, and may provide early indications regarding possible efficacy and toxicity profiles.
      Once we select a lead, we perform extensive METS profiling of the compound across multiple cancer cell lines and different treatment conditions. Through our analysis of these data, we seek to define the key biomarkers that will form the foundation of TSAR for lead optimization. We believe that TSAR supports lead optimization in a way that has never been previously achieved in a cell-based assay. In our own discovery programs, we already have many examples where TSAR has identified key differences among analogs that would not have been detected with single parameter measurements such as cell growth inhibition.
      We use our RACETraCK technology during both lead selection and optimization in order to rapidly assess the activity of compounds in animal models. The short duration of RACETraCK experiments eliminates the need to produce large amounts of compound for testing and permits the evaluation of many more compounds than are typically analyzed in tumor models. From our RACETraCK studies, we also seek to build gene expression signatures that correlate with anticancer efficacy and that may predict for sensitivity to compound treatment. We believe that RACETraCK empowers us to make better and faster decisions about which compounds should be advanced in our discovery programs, and helps us to solidify our understanding of relevant biomarkers for clinical trials.

Application of AvalonRx in drug development
          Disease Indication Selection
      Once a drug candidate is selected, we use AvalonRx to determine the most appropriate disease indication. It is typical that a drug candidate developed to treat cancer will not be equally effective on all types of cancer. Thus, disease selection is critical to the success of a drug candidate. Despite efforts over the years to create technologies that characterize drug actions across a range of disease types, identifying the appropriate indication is usually a difficult and time-consuming process. The large database on drug signatures and genetic pathway information contained within AvalonRx provides a context in which to examine not only gross effects on different tumor types, but also detailed effects on pathways and molecular biomarkers.
          Combination Therapy Development
      AvalonRx has the potential to be used to identify effective combination therapy approaches for cancer. Because cancer cells have multiple mechanisms to escape normal cellular growth control, it is common to use cocktails of different drugs in an attempt to inhibit several misregulated control pathways. To design effective combination therapies, it is important to understand the complex impact of multiple drugs affecting multiple genes and pathways at the same time. This is often a difficult task for conventional drug development technologies, as many of them are not designed to provide a comprehensive view of the molecular reactions to drug treatments. The broad gene expression and pathway monitoring and comparative power of AvalonRx provides a tool for examining the effects of combined drug treatment at a level of detail that we believe goes well beyond the limits of many conventional methods.
          Clinical Trial Design
      AvalonRx may also improve decision-making during the design of clinical trials by predicting a trial subject’s response to a drug candidate. Currently, most clinical trial subjects are selected based on their type and stage of disease, treatment history, age, and other general health conditions. These factors can rarely predict a subject’s response to a drug candidate because many drug responses are determined by the genes expressed in the human body rather than factors such as age and treatment history. Using biomarkers identified by AvalonRx throughout the drug discovery and development process, we can potentially match the right patients with the right drug, provide early indicators for positive patient response to drug treatment, predict the most effective combination therapies, and eventually, improve the success rate of clinical trials.
      Although primarily used to date for drug discovery and development, we believe that the in-depth and comprehensive characterization of drug candidates by AvalonRx can be used to differentiate competing drug products, formulate marketing strategies, and permit patient stratification in a commercial setting.
Strategic Collaborations and Licenses
      We have entered into a number of strategic collaborations and licenses with leading biotechnology and pharmaceutical companies. We intend to seek additional strategic partnerships, including ones which would allow us to explore therapeutic areas outside of cancer.

MedImmune
      In June 2005, we entered into a collaboration and license agreement with MedImmune, Inc. for the discovery of small molecule therapeutic compounds in the area of inflammatory disease. Under the terms of the agreement, we will use AvalonRx to identify lead compounds. MedImmune will be responsible for preclinical and clinical testing of any resulting product candidates, as well as all future development, sales and marketing activities.

      We received an upfront technology access fee payment of $1,500,000 and MedImmune will fund all research and development activities at Avalon and MedImmune for the purpose of the collaboration. We will receive milestone payments from MedImmune based on the achievement of the following milestones: (1) selection of one or more compound families for lead compound optimization; (2) proof of concept of a compound hit or lead compound in an animal model; (3) selection of a clinical candidate; (4) first dosing in a human being in a Phase I clinical trial; (5) first dosing in a human being in a pivotal registration clinical trial or the date of agreement by the FDA that a trial not originally designated as a pivotal registration clinical trial could be used for registration; (6) filing of an NDA for a product; (7) approval of an NDA for a product; (8) first commercial sale in Europe; (9) first commercial sale in Japan; and (10) clinical validation of the first target biomarker (this milestone payment will not be due if achievement of this milestone event is part of a development program for a product). Assuming we achieve all of these milestones, we will receive approximately $16 million in milestone payments. We will also receive royalties on net sales of products discovered in the collaboration, if any products are discovered and marketed.
      Additionally, MedImmune has the option to initiate two additional small molecule drug discovery collaborations with Avalon under similar terms including the payment of an option exercise fee for each collaboration.
      The term of the agreement expires on the earlier of (i) fifty years from the date of the agreement or, (ii) such time as MedImmune’s obligation to pay royalties expires. The agreement also expires if, after the research is completed, MedImmune does not select a clinical candidate. The license agreement may be terminated sooner by either us or MedImmune upon, among other events, a material, uncured breach by the other party or by Medimmune for reason other than our material breach, upon 90 days notice.

Vertex
      In February 2005, we entered into a license agreement with Vertex Pharmaceuticals Incorporated for the development of AVN944 in oncology indications. Under the terms of the license, we hold exclusive rights to develop and commercialize AVN944 worldwide for the treatment or prevention of cancer. In consideration for this license, we have agreed to pay Vertex a total of $5 million in upfront license fees by November 1, 2005. In addition, we have agreed to pay Vertex milestone payments based on the achievement of the following milestones: (1) initiation of the first human clinical trial, the results of which are designed to demonstrate the safety and efficacy of AVN944 on a sufficient number of patients to support regulatory approval of the drug in any country (generally a Phase III clinical trial); (2) first filing of a new drug application for AVN944 in any country; and (3) first regulatory approval of AVN944 in any country. Assuming we achieve each of these milestones in both hematological and solid tumor indications, we will owe Vertex up to $68 million in milestone payments.
      Upon commercialization, we will pay Vertex royalties on product sales. In the event we decide to contract with a third party to market or commercialize AVN944 in the United States, the United Kingdom, France, Germany, Italy, Spain or Japan, Vertex has the right of first negotiation on the marketing and commercialization of the drug product. If we fail to obtain regulatory approval and initiate sales and marketing efforts in any other countries within a year after there are commercial sales in all of the forgoing countries, Vertex has the right to market and sell AVN944 drug product on our behalf in any such other countries.
      The term of the agreement expires with respect to a particular country upon the later to occur of: (1) the expiration of the last Vertex patent in such country containing a valid patent claim covering AVN944 for use in the treatment or prevention of cancer; or (2) if there is no such valid patent claim under a Vertex patent, 10 years from the earlier of the date regulatory approval is received in that country for sale of AVN944 in a drug product or the first commercial sale of AVN944 in a drug product in that country. In all events, the term of the agreement expires on February 14,

2055. Upon the expiration of the term of the agreement, either as to a particular country or in full, we are entitled to receive a fully paid up license to any of Vertex’s proprietary material and information relating to the development, utilization, manufacture or use of AVN944 or any drug product derived therefrom.
      The license agreement may be terminated sooner by either us or Vertex upon, among other events, a material breach by the other party of the terms of the license agreement (subject to prior notice and an opportunity to cure) or by Vertex upon our failure to achieve key development and commercialization milestones by specified dates. Upon termination of the license agreement (other than because of a material breach by Vertex), all licensed rights to AVN944 revert to Vertex.

Aventis
      In December 2003, we entered into an agreement with Aventis Pharmaceuticals, Inc. (now Sanofi-Aventis) to collaborate on the identification and validation of druggable cancer screening targets. Pursuant to the agreement, we agreed to use commercially reasonable efforts to identify and provide Aventis with druggable cancer screening targets, after which Aventis has agreed, subject to validation of such targets, to use commercially reasonable efforts to develop and commercialize potential drug products affecting the activity, inactivity or function of such targets. As part of the agreement, we have provided Aventis with a subset of our library of more than 170 identified amplicons (regions of chromosomal amplification) that have been discovered through cytogenetic analysis. Through further analysis of these amplicons, the two companies have sought to validate oncology targets. We are currently awaiting validation by Aventis of these amplicons, and we expect to receive Aventis’ decision during the second half of 2005.
      To date, we have received a total of $1.9 million from Aventis in research fees and milestone payments, and we may receive up to a total of $13.2 million in milestone payments for each potential drug product resulting from our collaboration depending on the degree of the collaboration product’s development and commercialization.
      The term of the agreement continues until such time as Aventis no longer has any obligation for payments, including milestone payments, to us under the agreement. The agreement may be terminated sooner by either us or Aventis upon, among other events, a material breach by the other party of the terms of the agreement (subject to prior notice and an opportunity to cure).

Medarex
      In October 2003, we entered into a collaboration with Medarex, Inc. to jointly research, develop and commercialize human antibodies against Avalon cancer targets. Using AvalonRx, we have identified what we believe are some of the key cancer genes based on the amplification of DNA and overexpression of RNA in certain cancer cells. Medarex plans to use its UltiMAb Human Antibody Development System to generate antibodies to the identified disease targets. We intend to develop jointly with Medarex these antibodies for therapeutic intervention. Under the agreement, each party is obligated to use commercially reasonable efforts to conduct their respective research activities in accordance with jointly developed project plans and budgets for the research, development, manufacture and commercialization of human antibodies identified by Medarex against cancer targets designated by Avalon. The agreement generally provides that all costs associated with the research, development, manufacturing and commercialization of any such antibodies are to be shared equally between Avalon and Medarex and that any operating profits or losses with respect to commercial products derived from the collaboration are to be similarly shared equally between the two parties. In addition, the agreement provides that each of the parties shall own an equal, undivided interest in any intellectual property and technology derived from the collaboration. The agreement further provides that either party may voluntarily opt-out of its research, development and commercialization obligations. Upon the exercise of such opt-out right, the non-terminating party has the option to unilaterally continue research, development, manufacture and commercialization activities with respect to these antibodies, subject to the payment to the terminating party of specified royalties based on the phase of development during which such opt-out right is exercised and of up to between $6.5 million to $8.5 million per unilateral product in additional payments based on the achievement of various development and commercialization milestones, with the termination party continuing to be responsible for all of its budgeted costs and expenses associated with completing the particular research and development phase applicable to such antibody. To date, no such royalty or milestone payments have been made by or paid to either party.
      The term of the agreement continues until the later of: (1) the first anniversary of the completion of all research activities contemplated by the agreement; and (2) such time as neither of the parties is engaged in any research, development, manufacture or commercialization activities with respect to the human antibodies which are the subject of the parties’ collaboration. The agreement may be terminated sooner by either us or Medarex upon, among other events, a material breach by the other party of the terms of the agreement (subject to prior notice and an opportunity to cure).

Other Collaborations
      We have a collaboration with the University of Virginia to identify compounds targeted against a cancer pathway characterized by a research group at the university. Additionally, we have a funded collaboration with the University of Louisville to identify biomarkers in diabetes. Under each of these collaborations, we have sole rights to any inventions for which we or our employees are sole inventors, and we have joint rights to any inventions created jointly by us with university employees. Furthermore, under each of these collaborations we are under no current obligation to provide royalty or milestone payments because of these collaborations.
      We have additional collaborations or licenses from various academic or private research institutes through which we have access to various materials, such as samples of disease tissue, cell lines, RNA and DNA samples, or cytogenetic preparations. The materials from these collaborations are used in our drug and target discovery programs. In these relationships, we have sole rights to any inventions that we may derive for the use of materials, and we are under no obligation to provide any royalty or milestone payments.
Competition
      The pharmaceutical and biotechnology industries are very competitive and characterized by rapid and continuous technological innovation. We believe that there are a significant number of potential drugs in preclinical studies and clinical trials to treat cancer that may result in effective, commercially successful treatments for the same cancers that we target.
      We face competition from many pharmaceutical and biotechnology companies. We are aware that most large pharmaceutical companies have small molecule development programs. For example, Merck & Co., Inc., through its acquisition of Rosetta Pharmaceuticals, Inc. in 2001, gained the ability to develop small molecule cancer drugs using gene expression analysis technologies. We also compete with a large number of biotechnology companies, such as Amgen, Inc., Ariad Pharmaceuticals, Inc., ArQule, Inc., Array Biopharma, Inc., Millennium Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc, OSI Pharmaceuticals, Inc., Oxigene, Inc., and Telik, Inc. that are developing small molecule therapeutics as treatments for cancer. With respect to IMPDH inhibitors, we are aware of one company, Pharmasset, Inc., that is currently developing IMPDH inhibitors for use as potential cancer therapeutics. We are also aware of other companies that are developing IMPDH inhibitors as potential therapeutics for diseases other than cancer.
      Some of our competitors have a broader range of capabilities and have greater access to financial, technical, scientific, business development, recruiting and other resources than we do. Their access to greater resources may allow them to develop processes or technologies that would render our technologies obsolete or uneconomical, or drug candidates that are more effective, safer or less costly than drug candidates we develop or for which they obtain FDA approval more rapidly than we do. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available.
Research and Development
      Our research and development expenses consist primarily of costs associated with the discovery and development of our product candidates. Research and development expenses include external costs such as fees paid to consultants and related contract research, and internal costs of compensation and other expenses for research and development personnel, supplies and materials, facility costs, amortization of purchased technology and depreciation. We charge all research and development expenses to operations as incurred.
      Our research and development expenses for the fiscal years ended December 31, 2004, 2003 and 2002, were $10.7 million, $12.5 million, and $12.8 million, respectively, and for the six months ended June 30, 2005 were $10.0 million.
Intellectual Property and Patents
      Avalon has been granted a license under Vertex’s portfolio of patents to make, use and sell AVN944 for the treatment of cancer. The licensed portfolio includes an issued U.S. patent and 19 issued and 20 pending patents in other countries on the composition of matter of AVN944. The license also gives Avalon the right to conduct research and drug development under patents on biomarkers that could be useful in monitoring the response of patients to AVN944. Avalon is also permitted to sublicense its rights, other than those related to biomarkers, subject to a limited right of first refusal by Vertex. The U.S. patent and foreign patents under which we have licensed rights from Vertex to AVN944 expire beginning on March 20, 2020. In the event we fail to achieve key development and commercialization milestones by specified dates or otherwise materially breach the terms of our license agreement with Vertex, all of our license rights under these patents revert to Vertex.
      As of June 30, 2005, we had one U.S. patent relating to a novel compound, and we had 62 patent applications pending in the United States, Europe, Canada and Japan. These include patent applications covering compounds, proprietary processes and sets of genes that are involved in our screening process, and individual genes of interest that may be targets for therapeutic screening.
      Our policy is to pursue patents and to otherwise endeavor to protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely upon trade secrets that may be important to the development of our business.
      Our success will depend in large part on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.
      We intend to aggressively prosecute our patent applications and enforce and defend our patents and otherwise enforce and defend our proprietary technology. Although we believe that our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and we may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors.
Government Regulation and Product Approval
      Government authorities in the United States at the federal, state, and local levels extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of pharmaceutical products, biologics, and medical devices. Our drug candidates are subject to regulatory approval by the FDA prior to commercialization. Various federal, state, and local statutes and regulations also govern testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. We will very likely be required to obtain regulatory approval from comparable agencies in foreign countries before commercial marketing in those countries. Before a drug candidate is approved by the FDA for commercial marketing, rigorous preclinical and human clinical testing are conducted to test the safety and effectiveness of the product.

Pharmaceutical Product Regulation
      In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations that are adopted under the FDCA. If we fail to comply with the applicable requirements under these laws and regulations at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.
      Under the United States regulatory scheme, the development process for new pharmaceutical products can be divided into two distinct phases:

•	Preclinical Phase. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an IND for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans. The review period for an IND submission is 30 days, after which, if no comments are made by the FDA, the product candidate can be studied in Phase I clinical trials. Certain preclinical tests must be conducted in compliance with the FDA’s good laboratory practice regulations and the United States Department of Agriculture’s Animal Welfare Act.

•	Clinical Phase. The clinical phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, and dosage of the drug in humans, as well as the ability to produce the drug in accordance with cGMP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study and the parameters to be used in assessing the safety and the efficacy of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial. Each trial must be reviewed, approved, and conducted under the auspices of an Institutional Review Board, or IRB, and each trial, with limited exceptions, must include the patient’s informed consent. Typically, clinical evaluation involves the following time-consuming and costly three-phase sequential process:

+	Phase I. In Phase I clinical trials, a small number of healthy volunteers are tested with the drug to determine the drug’s safety and tolerability and includes biological analyses to determine the availability and metabolization of the active ingredient following administration.

+	Phase II. Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition to determine the drug’s potential efficacy and ideal dose. These clinical trials are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. These trials require scale up for manufacture of increasingly larger batches of bulk chemical. These batches require validation analysis to confirm the consistent composition of the product.

+	Phase III. Phase III clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained and safety, tolerability, and an ideal dosing regimen have been established. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to complete the information needed to provide adequate instructions for the use of the drug. Phase III trials usually include from several hundred to several thousand subjects.

      Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures for each aspect of commercial manufacture and testing must be developed.
      Phase I, II, and III testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend (place on “clinical hold”), or terminate the testing based upon the data accumulated to that point and the agency’s assessment of the risk/benefit ratio to the patient. The FDA may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of products under development. Furthermore, IRBs, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

New Drug Application
      After the successful completion of Phase III clinical trials, the sponsor of the new drug submits a New Drug Application, or NDA, to the FDA requesting approval to market the product for one or more indications. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical studies and clinical trials, information about the drug’s composition, and the sponsor’s plans for producing, packaging, and labeling the drug. Under the Pediatric Research Equity Act of 2003, an application also is required to include an assessment, generally based on clinical study data, on the safety and efficacy of drugs for all relevant pediatric populations before the NDA is submitted. The statute provides for waivers or deferrals in certain situation. In most cases, the NDA must be accompanied by a substantial user fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first “complete response,” in which the FDA may approve the product or request additional information.
      The submission of the application is no guarantee that the FDA will find it complete and accept it for filing. The FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. After the application is deemed filed by the FDA, agency staff reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of physicians, for review, evaluation, and an approval recommendation. The FDA is not bound by the opinion of the advisory committee. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.
      Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities, that will be involved in the manufacture, production, packaging, testing, and control of the drug candidate for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.
      The length of the FDA’s review ranges from a few months, for some drugs related to life-threatening circumstances, to many years.

Post Approval Phase
      If the FDA approves the NDA, the pharmaceutical product becomes available for physicians to prescribe in the United States. After approval, the NDA holder is still subject to continuing regulation by the FDA, including record keeping requirements, submitting periodic reports to the FDA, reporting of any adverse experiences with the product, and complying with drug sampling and distribution requirements. In addition, the NDA holder is required to maintain and provide updated safety and efficacy information to the FDA. The NDA holder is also required to comply with requirements concerning advertising and promotional labeling, including prohibitions against promoting any non-FDA approved or “off-label” indications of products. Failure to comply with those requirements could result in significant enforcement action by the FDA, including warning letters, orders to pull the promotional materials, and substantial fines. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval.
      Drug manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP regulations. Facilities may also be subject to inspections by other federal, foreign, state or local agencies. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
      In addition, following FDA approval of a product, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved marketing application, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional clinical studies, known as Phase IV trials, to evaluate long-term effects.

Hatch-Waxman Act
      Approved products would also be subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (known as the “Hatch-Waxman Act”). Under the Hatch-Waxman Act, newly approved drug products and changes to the conditions of use of approved products may benefit from periods of non-patent marketing exclusivity. During this period (ranging from up to five years for “new chemical entities” to up to three years for “new use” approval of an existing drug), the FDA may not approve generic versions of the drug product. The Hatch-Waxman Act also provides for the restoration of up to five years of the patent term lost during product development and FDA review of an application.

      The Hatch-Waxman Act also provides a legal pathway for approving generic versions of the innovator’s drug product once the marketing exclusivity period has ended and all relevant patents have expired (or have been successfully challenged and defeated). Thus, the marketing life of the innovator product will run through the remaining life of its patent(s) and any additional non-patent marketing exclusivity, unless the marketing life is shortened by a successful patent challenge.

Pediatric Exclusivity
      The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was reauthorized by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity provides an incentive to pioneer drug manufacturers for conducting research into the safety and effectiveness of their products in children. Manufacturers are eligible for pediatric exclusivity when they conduct and submit the results of pediatric studies requested by the FDA. When granted, pediatric exclusivity provides an additional six months of marketing exclusivity or patent protection in the United States. The current pediatric exclusivity provision is scheduled to expire on October 1, 2007, and there can be no guarantee that it will be reauthorized.

Orphan Drug Designation and Exclusivity
      Some jurisdictions, including the United States and the European Union, designate drugs intended for relatively small patient populations as “orphan drugs.” The FDA, for example, grants orphan drug designation to drugs intended to treat rare diseases or conditions that affect fewer than 200,000 individuals in the United States or drugs for which there is no reasonable expectation that the cost of developing and making the drugs available in the United States will be recovered. In the United States, orphan drug designation must be requested before submitting an application for approval of the product.
      Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to seven years of marketing exclusivity. During this time, the FDA may not approve another drug application to market the “same drug” for the same indication. The only exception is where the second product is shown to be “clinically superior” to the product with orphan drug exclusivity, as that phrase if defined by the FDA, and if there is an inadequate supply.

Foreign Regulation
      Whether or not we obtain FDA approval for a product, we must obtain product approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. Although governed by the applicable country, clinical trials conducted outside of the United States typically are administered under a three-phase sequential process similar to that discussed above for pharmaceutical products in the United States.
      In Europe, this process now includes obtaining regulatory authorization, similar to pursuit of IRB approval, to begin clinical studies. The AVN944 dose-escalation study in the United Kingdom was not conducted under a United States IND. At the time, studies in healthy volunteers in the United Kingdom did not require regulatory approval and could commence after a favorable opinion from a private ethics committee. As of May 2004, pursuant to the EU Clinical Trials Directive, all U.K. clinical trials in humans require submission of and approval of a Clinical Trial Application by regulatory licensing authorities and a favorable ethics committee opinion.

Other Regulations
      We are subject to other regulations, including regulations under the Occupational Safety and Health Act, regulations promulgated by the United States Department of Agriculture, and regulations under other federal, state and local laws. We ourselves are not directly regulated by the privacy regulations promulgated under the Heath Insurance Portability and Accountability Act of 1996, or HIPAA. However, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a healthcare provider that has not satisfied the privacy regulation’s disclosure standards. Most healthcare providers, including research institutions from whom we or our third party contractors obtain patient information are subject to these privacy regulations. In addition, certain state privacy laws and genetic testing laws may apply directly to our operations and/or those of our partners and may impose restrictions on the use and dissemination of individuals’ health information. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may have contractual rights that limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
      Other various federal, state and local laws and regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products may also apply. These environmental laws generally impose liability regardless of the negligence or fault of a party and may expose us to liability for the conduct of, or conditions caused by, others. We have not incurred, and do not expect to incur, material costs to comply with these laws and regulations.
Manufacturing
      All of our manufacturing is outsourced to third parties, with control by our internal managers. We believe that there are alternate sources of supply that can satisfy our clinical trial requirements without significant delay or material additional costs. We plan to rely on third parties to manufacture bulk compounds and finished investigational medicines for clinical trials. Commercial quantities of any drugs that we may seek to develop will have to be manufactured in facilities and by processes that comply with FDA and other regulations. We plan to rely on third parties to manufacture commercial quantities of any products that we successfully develop. All of our current drug candidates are small molecule drugs, which historically have been simpler and less expensive to manufacture than biologic drugs.
Employees
      As of June 30, 2005, we had 44 full-time employees, 30 of whom were engaged in research and development and 14 of whom were engaged in management, administration and finance. Of our employees, 17 hold Ph.D. degrees. None of our employees is represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that relations with our employees are good.
      In December 2002, we entered into a collaboration with Asinex Ltd. under which they provide five chemists for medicinal chemistry services for lead optimization on a fee-for-service basis. We have sole rights to all intellectual property including patents from this relationship.
Scientific Advisors
      We seek advice from our scientific advisory board, which consists of a number of leading scientists and physicians, on scientific and medical matters. Our scientific advisory board meets regularly to assess:

•	our research and development programs;

•	the design and implementation of our preclinical and future clinical programs;

•	our patent and publication strategies;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.
      The current members of our scientific advisory board are:

Name	Position/institutional affiliation

Brian J. Druker, M.D.	Chairman of Leukemia Research and Professor of Medicine/Oregon Health & Science University Cancer Institute
William A. Scott, Ph.D.	Independent consultant and member of our board of directors
Paul Workman, Ph.D.	Director of Centre for Cancer Therapeutics/Institute of Cancer Research, Sutton (United Kingdom)
Facilities
      Our operations are based primarily in Germantown, Maryland. We occupy a custom-designed 55,000 sq. ft. office and laboratory facility that supports our biology, screening, chemistry and bioinformatics activities. We hold a ten-year lease expiring on January 31, 2013, with an option to renew for two additional terms of five years each. We believe that the total space available to us under our current lease will meet our needs for the foreseeable future, and that additional space would be available to us on commercially reasonable terms if it were required.
Legal Proceedings
      We currently are not a party to any material legal proceedings.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information with respect to our directors and executive officers:

Name	Age	Position

Kenneth C. Carter, Ph.D.	45	President, Chief Executive Officer and Director
Thomas G. David	58	General Counsel and Senior Vice President of Operations
Gary Lessing	40	Chief Financial Officer
James H. Meade, Ph.D.	57	Vice President of Business Development
Paul E. Young, Ph.D.	42	Vice President of Research
David K. Bol, Ph.D.	39	Vice President of Pharmaceutical Development
Alan G. Walton, Ph.D., D.Sc.*,**	68	Chairman
Michael R. Kurman, M.D.+	53	Director
Bradley G. Lorimier	60	Director
Ivor Royston, M.D.*,+	60	Director
William A. Scott, Ph.D.**	65	Director
Patrick Van Beneden**	42	Director
Raymond J. Whitaker, Ph.D.*,+	58	Director

*	Member of Audit Committee

**	Member of Compensation Committee

+	Member of Nominating and Corporate Governance Committee
      Kenneth C. Carter, Ph.D. is a co-founder of Avalon and has served as President, Chief Executive Officer and as a member of our board of directors since Avalon’s inception in November 1999. Prior to joining Avalon, he was a Senior Scientist at Human Genome Sciences, Inc., where he directed the company’s gene mapping initiative from 1993 to 1999. Dr. Carter was a member of a team of scientists that identified genes involved in colon cancer that was named “Discovery of the Year” by Science Magazine in 1994. Dr. Carter holds a Ph.D. in Human Genetics from the University of Texas Medical Branch and a B.S. from Abilene Christian University.
      Thomas G. David is a co-founder of Avalon and has served as General Counsel and Senior Vice President of Operations since January 2002. Mr. David has been employed by us since our inception in November 1999. For ten years prior to joining Avalon, he served as senior attorney for the Federal Communications Commission. Mr. David holds a J.D. from the University of Utah Law School, an M.B.A. from the Wharton School of Finance at the University of Pennsylvania and a B.S. from the University of Utah.
      Gary Lessing has served as Chief Financial Officer since September 2001. Prior to joining Avalon, from 1992 to 2001, he held several positions at Deutsche Banc Alex. Brown (DBAB), most recently as a Managing Director in the Healthcare Investment Banking Group, including serving as head of DBAB’s European Healthcare Investment Banking Group based in London with primary responsibility for serving life sciences and medical technology companies in Europe and Israel. Mr. Lessing currently is a director of Topigen Pharmaceuticals Inc. Mr. Lessing holds an M.B.A. from the Wharton School of Finance at the University of Pennsylvania and M.S.E. and B.A. degrees in Mathematical Sciences from The Johns Hopkins University.
      James H. Meade, Ph.D. has served as Vice President of Business Development since January 2004. Prior to joining Avalon, Dr. Meade was Senior Director of Global Licensing at Pharmacia

Corporation from January 2001 to July 2003. Before joining Pharmacia Corporation, Dr. Meade held senior level positions in business development at Bayer Corporation, Chiron Corporation and Cetus Corporation. Dr. Meade holds a Ph.D. and M.S. in Molecular Biology from the University of Texas at Dallas and a B.A. from St. Anselm’s College.
      Paul E. Young, Ph.D. has served as Vice President of Research since January 2004. Prior to joining Avalon in February 2000, Dr. Young was a Senior Scientist at Human Genome Sciences, where he pursued the functional characterization of over 300 novel genes from 1996 to 2000. Prior to Human Genome Sciences, Dr. Young was a scientist at Bayer Corporation. Dr. Young holds a Ph.D. degree in Cellular and Developmental Biology from Harvard University and a B.S. from Yale University. He completed his postdoctoral studies at Genentech, Inc.
      David K. Bol, Ph.D. has served as Vice President of Pharmaceutical Development since April 2005. Dr. Bol joined Avalon in September 2002 as a Senior Scientific Director. Prior to joining Avalon, Dr. Bol worked at Bristol-Myers Squibb since 1996 and was Group Leader and Principal Scientist at Bristol-Myers Squibb since 2001. Prior to Bristol-Myers Squibb, Dr. Bol was a Faculty Research Associate in the Department of Carcinogenesis at the M.D. Anderson Cancer Center in Houston, Texas. Dr. Bol holds a Ph.D. in Molecular and Cell Biology from University of Maryland and a B.S. from The University of Rochester, New York.
      Alan G. Walton, Ph.D., D.Sc. has served as a member and Chairman of our board of directors since Avalon’s inception in November 1999. Since 1987, Dr. Walton has been a general partner of Oxford Bioscience Partners, a venture capital firm investing in life sciences enterprises. Prior to joining Oxford Bioscience Partners, Dr. Walton was President and Chief Executive Officer of University Genetics Co. Dr. Walton serves on the board of directors of Alexandria Real Estate Equities, Inc. and Acadia Pharmaceuticals, Inc. He previously has served as the Chairman of the Board of Directors or as a Director for numerous private and public biotechnology companies, including Human Genome Sciences and Gene Logic Inc. He was a professor at Case Western Reserve University and Harvard Medical College from 1961 to 1981 and a member of President Carter’s Technology Transfer Committee from 1976 to 1981. Dr. Walton holds a Ph.D. in Physical Chemistry, a D.Sc. in Biological Chemistry and a B.S. in Chemistry, each from the University of Nottingham.
      Michael R. Kurman, M.D. has served as a member of our board of directors since December 2002. Since March 2000, Dr. Kurman has been an independent consultant to the pharmaceutical, biotechnology and healthcare industries specializing in oncology and oncology drug development. Dr. Kurman has held management roles in several global oncology drug development programs, including: Director of Clinical Research, Oncology and Allergy for Janssen Research Foundation; Vice President, Clinical Research for U.S. Biosciences Inc.; and Vice President, Clinical and Scientific Operations with Quintiles Transnational Corp.’s Oncology Therapeutics Division. Dr. Kurman holds an M.D. from Cornell University Medical College and a B.S. from Syracuse University.
      Bradley G. Lorimier is a co-founder of Avalon and has served as a member of our board of directors since December 1999. Since 1999, Mr. Lorimier has been an independent consultant to the pharmaceutical and biotechnology industries. Mr. Lorimier has served in leadership positions in both the pharmaceutical and biotechnology industries, including as Vice President of Licensing and Vice President of Corporate Development at Johnson & Johnson and as Senior Vice President and Director of Human Genome Sciences. He is currently on the board of directors for Invitrogen Corporation and was a director of Matrix Pharmaceutical, Inc. from December 1997 to March 2002. Mr. Lorimier received a B.S. from the University of Illinois.
      Ivor Royston, M.D. has served as a member of our board of directors since August 2000. Since 1990, Dr. Royston has served as a founding partner at Forward Ventures and is currently Managing Member of that firm. From 1990-2000, he served as the founding President and Chief Executive Officer of the non-profit Sidney Kimmel Cancer Center, where he remains a member of the Board of

Trustees. From 1978 to 1990, he was on the faculty of the medical school and cancer center at the University of California, San Diego. In 1978, Dr. Royston was a co-founder of Hybritech, Inc., and in 1986, he co-founded IDEC Corporation. Dr. Royston has served as the Chairman of the Board of Directors or as a Director for numerous private and public biotechnology companies, including CancerVax Corporation, TargeGen, Inc., Corautus Genetics Inc., and Favrille, Inc. Dr. Royston has authored over 100 scientific publications and is a nationally-recognized physician-scientist in the area of cancer immunology. Dr. Royston served as a member of the National Cancer Institute’s National Cancer Advisory Board from 1996 to 2002. Dr. Royston received a B.A. and M.D. degree from The Johns Hopkins University and completed post-doctoral training in internal medicine and medical oncology at Stanford University.
      William A. Scott, Ph.D. has served as a member of our board of directors since December 1999. Since June 2000, Dr. Scott has been an independent consultant to several biotechnology companies. From March 1997 to August 1999, Dr. Scott was the Chief Executive Officer of Physiome Sciences, Inc., a privately-held bioinformatics company. Prior to that he held senior level positions at Bristol-Myers Squibb Company, including Senior Vice President of Drug Discovery Research at Bristol-Myers Squibb Pharmaceutical Research Institute from March 1990 through 1996. He previously served as a director of Variagenics, Inc. and currently serves as a director of Atherogenics, Inc. and Deltagen, Inc. Dr. Scott holds a Ph.D. in Biochemistry from the California Institute of Technology and a B.S. from the University of Illinois.
      Patrick Van Beneden has served as a member of our board of directors since October 2001. Since 2001, Mr. Van Beneden has been Executive Vice President Life Sciences of GIMV N.V., a Belgian investment company, and he has held various positions with GIMV since 1985. Mr. Van Beneden has served on the boards of directors of several companies including Crucell, N.V., Pharming Group N.V., and Innogenetics. Mr. Van Beneden holds a Masters Degree in Applied Economics from VLEKHO-Brussels.
      Raymond J. Whitaker, Ph.D. has served as a member of our board of directors since October 2001. Dr. Whitaker has been a general partner with EuclidSR Partners, a venture capital firm, since January 2000. From January 1997 to July 2003, Dr. Whitaker was also Vice President of S.R. One, Limited, the venture investment affiliate of GlaxoSmithKline. From June 1992 to December 1996, he was Director, Worldwide Business Development at SmithKline Beecham Pharmaceuticals. His previous appointments include Director, Corporate Development and member of the Executive Committee at Recordati SpA, Milan (Italy) from 1987 to 1992, and Director, Business Development with SESIF — Laboratoires Delagrange, Paris (France) from 1983 to 1987. He has served on the boards of directors of several biotechnology companies including Kosan Biosciences Incorporated and Xenogen Corporation. Dr. Whitaker holds Ph.D., B.Sc. and M.B.A. degrees from the National University of Ireland, University College Dublin.
Board of Directors
      Upon completion of this offering, we will have a board of directors consisting of 8 members. Each director serves until the next annual meeting or until he is succeeded by another qualified director who has been elected. Vacancies on our board of directors and newly created directorships may be filled by the then current members of our board of directors, with each new director standing for election at the next annual meeting of stockholders.
      Each executive officer is elected by, and serves at the discretion of, our board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors was appointed to our board of directors pursuant to a stockholders agreement. The stockholders agreement will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by our board of directors.

Audit Committee
      We have an audit committee consisting of Dr. Walton (Chairman), Dr. Royston and Dr. Whitaker. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the adequacy of our system of internal controls;

•	our compliance with legal and regulatory requirements;

•	our Independent Registered Public Accounting Firm’s qualifications and independence; and

•	the performance of our Independent Registered Public Accounting Firm.
      The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our Independent Registered Public Accounting Firm, Ernst & Young LLP. In addition, the audit committee must approve any related party transaction entered into by us. Our board of directors has determined that no member of the audit committee is an “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC). We are actively seeking to identify an audit committee financial expert qualified to serve on our board of directors and the audit committee.

Compensation Committee
      We have a compensation committee consisting of Dr. Scott (Chairman), Mr. Van Beneden and Dr. Walton. The compensation committee reviews and establishes the compensation of the Chief Executive Officer and our other executive officers. The compensation committee also recommends, oversees, implements and administers the issuance of stock options and other awards under our equity plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

Nominating and Corporate Governance Committee
      We have a nominating and corporate governance committee consisting of Dr. Whitaker (Chairman), Dr. Kurman and Dr. Royston. The purpose of the nominating and corporate governance committee is to:

•	identify for, and recommend to, the board of directors nominees for membership on the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles; and

•	recommend to the board of directors nominees for each board committee.
      The nominating and corporate governance committee considers recommendations from any reasonable source, including director nominees recommended by stockholders, in discharging its responsibilities to identify for, and recommend to, the board of directors nominees for membership on the board of directors. Stockholders who wish to suggest potential nominees may address their suggestions in writing to Avalon Pharmaceuticals, Inc., 20358 Seneca Meadows Parkway, Germantown, Maryland 20876, Attention: Corporate Secretary.

Compensation of Directors
      Prior this offering, each non-employee director, directly or indirectly through an affiliated entity, received options to purchase 3,750 shares of our common stock at an exercise price equal to the then current fair market value of our common stock as compensation for their service on our board of directors and board committees. Following this offering, each non-employee director will receive an annual fee of $20,000 ($45,000 for the Chairman of our board of directors) for each full year of service on our board of directors and an annual grant of 7,500 stock options (12,500 stock options for the Chairman of our board of directors) under our equity plans. In addition, current non-employee directors and non-employee directors who join our board of directors on or after the closing of this offering will receive an initial grant of 25,000 stock options, and the current Chairman of our board of directors and a non-employee director that becomes Chairman of our board of directors after the closing of this offering will receive an additional grant of 15,000 stock options. Non-employee directors will also receive $2,500 annually for each committee membership, with the Chairman of the audit committee receiving an additional $7,500 annually and the Chairman of the compensation committee and the Chairman of the nominating and corporate governance committee each receiving an additional $2,500 annually. No director who is an employee will receive separate compensation for services rendered as a director. Members of our board of directors also are reimbursed for their out-of-pocket expenses in attending meetings.
      Three of our directors receive compensation under consulting agreements with us. Under our consulting agreement with Mr. Lorimier, Mr. Lorimier receives compensation in the amount of $10,000 per month for services rendered to us in support of our business development efforts. In addition, Dr. Scott and Dr. Kurman are each parties to agreements with us pursuant to which they are paid for services rendered in support of our scientific research. Mr. Lorimier, Dr. Scott and Dr. Kurman received $120,000, $5,517 and $3,273, respectively, in 2004, under each of their consulting agreements. See “Certain Relationships and Related Transactions” for a detailed description of each of these consulting agreements.
Compensation Committee Interlocks and Insider Participation
      Dr. Scott, Mr. Van Beneden and Dr. Walton serve on our compensation committee, and served during 2004. None of these individuals is currently, or was during 2004, one of our officers or employees. In addition, none of these individuals serves as a member of the board of directors or on the compensation committee of any company that has an executive officer serving on our board of directors or our compensation committee.

Executive Compensation Tables
      Summary Compensation Table. The table below sets forth for the fiscal year ended December 31, 2004 the compensation awarded to, earned by, or paid to our Chief Executive Officer and the four other most highly compensated executive officers whose total cash compensation exceeded $100,000, otherwise referred to as our named executive officers, during the year ended December 31, 2004.
SUMMARY COMPENSATION TABLE

	Annual
	compensation		Long term compensation

			Securities underlying	All other
Name and principal position	Salary	Bonus	options	compensation(1)

Kenneth C. Carter, Ph.D.	$304,500	—	—	$6,832
President, Chief Executive Officer and Director
Thomas G. David	$236,250	—	—	$11,564
General Counsel and Senior Vice President
Gary Lessing	$215,250	—	—	$10,707
Chief Financial Officer
James H. Meade, Ph.D.	$200,000	—	25,000	$9,097
Vice President of Business Development
Paul E. Young, Ph.D.	$195,000	—	18,140	$9,826
Vice President of Research

(1)	Amounts shown are for premiums paid by the company for health, dental, supplemental disability and term life insurance.

      Option Grants in 2004. The following table sets forth information concerning options to purchase shares of our common stock granted during the year ended December 31, 2004, to our named executive officers. In addition, in accordance with the rules of the SEC, the table shows the hypothetical gains for such options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term based upon an assumed initial public offering price of our common stock of $11.00, which is the mid-point of the range listed on the cover of this prospectus.

Potential realizable
value at assumed
annual rates of
stock price
	Option grants in 2004				appreciation for
	individual grants				option term

	Number of	Percentage
	securities	of options	Exercise
	underlying	granted to	or base
	options	employees	price	Expiration
Name	granted	in 2004	($/share)(1)	date	5%	10%

Kenneth C. Carter, Ph.D.	—	—	—	—	—	—
Thomas G. David	—	—	—	—	—	—
Gary Lessing	—	—	—	—	—	—
James H. Meade, Ph.D.	25,000	53%	$3.20	2/3/2014	$346,615	$568,436
Paul E. Young, Ph.D.	18,140	39%	$3.20	2/3/2014	251,504	412,457

(1)	The exercise price per share of each option was equal to the fair market value of our common stock on the date of grant as determined by our board of directors.
      Aggregate Option Exercises in 2004 and 2004 Year-End Options. The following table presents the number and value of unexercised options to purchase our common stock held by our named executive officers, distinguishing between options that are exercisable and those that are not exercisable. There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated on the basis of the mid-point of the estimated price range set forth on the cover of this prospectus, which is $11.00, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. This mid-point does not necessarily represent the actual value of our common stock at December 31, 2004.

					Value of unexercised
			Number of unexercised		in-the-money options at
	Shares	Value	options at year end		year end ($)
	acquired on	realized
Name	exercise (#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Kenneth C. Carter, Ph.D.	—	—	140,236	59,764	$1,158,843	$466,157
Thomas G. David	—	—	34,406	13,094	287,669	102,831
Gary Lessing	—	—	47,322	12,053	369,109	94,016
James H. Meade, Ph.D.	—	—	3,750	21,250	29,250	165,750
Paul E. Young, Ph.D.	—	—	13,511	17,739	111,508	138,662
Employment Agreements
      On April 21, 2005 each of our executive officers entered into new employment agreements with us that become effective on the date of this prospectus. The following is a description of each one of these agreements.
      Kenneth C. Carter, Ph.D. Dr. Carter’s employment agreement provides for his at-will employment as our President and Chief Executive Officer. Under the terms of his agreement, Dr. Carter is entitled to a minimum starting salary of $165,000 per year and qualifies for annual bonuses based on company and individual performance, subject to the discretion of our board of directors. Dr. Carter’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Dr. Carter is entitled to a minimum initial grant of options to acquire 15,625 shares of our common stock, which was awarded in April 2000. The agreement also provides that in the event Dr. Carter is terminated without “cause” or terminates his employment for “good reason” he is entitled to full accelerated vesting on all of his unvested options, 18 months of salary and benefits continuation and any bonus awarded at the discretion of our compensation committee pro-rated through the date of his termination.
      “Good reason” is defined under Dr. Carter’s agreement as (1) termination by the employee within 18 months of a “change in control;” or (2) termination by the employee within 3 months of a material diminution in responsibilities as Chief Executive Officer, no longer reporting to our board of directors or the employee’s principal workplace changing to more than 50 miles from his current residence at the time of entering into the employment agreement.
      Thomas G. David. Mr. David’s employment agreement provides for his at-will employment as our General Counsel and Director of Operations. Under the terms of his agreement, Mr. David is entitled to a minimum starting salary of $135,000 per year and qualifies for annual bonuses based on the attainment of goals set by our Chief Executive Officer and our board of directors. Mr. David’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Mr. David is entitled to a minimum initial grant of options to acquire 8,750 shares of our common stock, which was awarded in April 2000. The agreement also provides that in the event Mr. David is terminated without “cause” or terminates his employment for “good reason” he is entitled to accelerated vesting on one-half of his unvested options, 12 months of salary and benefits continuation and any bonus awarded at the discretion of our compensation committee pro-rated through the date of his termination.
      “Good reason” is defined under Mr. David’s agreement as (1) termination by the employee within 18 months of a “change in control;” (2) termination by the employee within 3 months of a material diminution in responsibilities as General Counsel and Director of Operations, no longer reporting to Dr. Carter or his principal workplace changing to more than 50 miles from his current residence at the time of entering into the employment agreement; or (3) the employee dying while our employee.
      Gary Lessing. Mr. Lessing’s employment agreement provides for his at-will employment as our Chief Financial Officer. Under the terms of his agreement, Mr. Lessing is entitled to a minimum starting salary of $205,000 per year and qualifies for annual bonuses based on the attainment of goals set by our Chief Executive Officer and our board of directors. Mr. Lessing’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Mr. Lessing is entitled to a minimum grant of options to acquire 46,875 shares of our common stock, which was awarded in October 2001. The agreement also provides that in the event Mr. Lessing is terminated without “cause” or terminates his employment for “good reason” he is entitled to 12 months of salary continuation. Additionally, in the event of a “change of control,” Mr. Lessing is entitled to accelerated vesting on all of his unvested stock options.
      “Good reason” is defined under Mr. Lessing’s agreement as (1) termination by the employee within 18 months of a “change in control;” (2) termination by the employee within 3 months of a material diminution in responsibilities as Chief Financial Officer or his principal workplace changing to more than 75 miles from his current residence at the time of entering into the employment agreement; (3) a diminution in salary; or (4) the failure of our compensation committee to have approved the option grant described above.
      James H. Meade, Ph.D. Dr. Meade’s employment agreement provides for his at-will employment as Vice President of Business Development. Under the terms of his agreement, Dr. Meade is entitled to a minimum starting salary of $200,000 per year and qualifies for annual bonuses based on the attainment of corporate and individual performance goals determined by our compensation committee and approved by our board of directors. Dr. Meade’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Dr. Meade is entitled to a minimum grant of options to acquire 25,000 shares of our common stock, which was awarded in February 2004. The agreement also provides that in the event Dr. Meade is terminated without “cause” or terminates his employment for “good reason” he is entitled to 6 months of salary continuation.
      “Good reason” is defined under Dr. Meade’s agreement as (1) termination by the employee within 18 months of a “change in control;” (2) termination by the employee within 3 months of a material diminution in responsibilities as Vice President of Business Development or his principal workplace changing to more than 50 miles from his current residence at the time of entering into the employment agreement; or (3) the employee dying while our employee.
      Paul E. Young, Ph.D. Dr. Young’s employment agreement provides for his at-will employment as Vice President of Research. Under the terms of his agreement, Dr. Young is entitled to a minimum starting salary of $195,000 per year and qualifies for annual bonuses based on the attainment of goals set by our compensation committee and approved by our board of directors. Dr. Young’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Dr. Young is entitled to a minimum grant of options to acquire 18,140 shares of our common stock, which was awarded in February 2004. The agreement also provides that in the event Dr. Young is terminated without “cause” or terminates his employment for “good reason” he is entitled to 6 months of salary and benefits continuation.
      “Good reason” is defined under his agreement as (1) termination by the employee within 18 months of a “change in control;” (2) termination by the employee within 3 months of a material diminution in responsibilities as Vice President of Research or his principal workplace changing to more than 50 miles from his current residence at the time of entering into the employment agreement; or (3) the employee dying while our employee.
      David R. Bol, Ph.D. Dr. Bol’s employment agreement provides for his at-will employment as Vice President of Pharmaceutical Development. Under the terms of his agreement, Dr. Bol is entitled to a minimum starting salary of $195,000 per year and qualifies for annual bonuses based on the attainment of goals set by our compensation committee and approved by our board of directors. Dr. Bol’s annual salary is subject to adjustment by our board of directors but may not be less than that provided in his employment agreement. In addition, Dr. Bol is entitled to a minimum grant of options to acquire 18,140 shares of our common stock, which was awarded in April 2005. The agreement also provides that in the event Dr. Bol is terminated without “cause” or terminates his employment for “good reason” he is entitled to 6 months of salary and benefits continuation.
      “Good reason” is defined under his agreement as (1) termination by the employee within 18 months of a “change in control;” (2) termination by the employee within 3 months of a material diminution in responsibilities as Vice President of Pharmaceutical Development or his principal workplace changing to more than 50 miles from his current residence at the time of entering into the employment agreement; or (3) the employee dying while our employee.
      Definition of “Cause” and “Change of Control.” Under each of the foregoing employment agreements “cause” is defined as (1) the conviction of a felony which adversely affects the employee’s ability to perform his obligations to us or materially adversely affects our business activities, reputation, goodwill or image; (2) willful disloyalty, deliberate dishonesty or breach of fiduciary duty; (3) breach of the terms of the employee’s employment agreement or failure or refusal to carry out any material tasks assigned to the employee (subject to prior notice and an opportunity to cure); (4) the commission of any fraud, embezzlement or deliberate disregard of our rules and policies; or (5) the material breach by the employee of the provisions of our confidentiality and non-competition agreement to which the employee is subject.

      Each agreement defines “change of control” as: (1) any “person” or “group” of persons (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act), becoming the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities; (2) during any two year period, individuals who constitute our board of directors at the beginning of such period, together with any new directors elected or appointed during the period whose election or appointment resulted from a vacancy on the board caused by retirement, death, or disability of a director and whose election or appointment was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period, cease for any reason to constitute a majority of our board; (3) we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person; (4) we consolidate with, or merge with or into another entity, or any entity consolidates with, or merges with or into, us, in which the owners of our outstanding voting stock immediately prior to such merger or consolidation do not represent at least a majority of the voting power in the surviving entity after the merger or consolidation; or (5) our stockholders approve a plan of liquidation or dissolution.
      Confidentiality, Assignment of Inventions and Non-Competition. Each executive officer has signed a confidentiality, assignment of inventions and non-competition agreement providing for the protection of our confidential information and the ownership of intellectual property developed by such executive officer. In addition, these agreements prohibit our executive officers during the term of their employment and for a period of two years thereafter from soliciting our employees and consultants to terminate their employment or consultancy with us and further prohibit our executive officers from competing with our business during the term of their employment and for a period of six months thereafter (12 months in the case of Mr. Lessing).
Employee Benefit Plans

Amended and Restated 1999 Stock Plan
      Our Amended and Restated 1999 Stock Plan, or 1999 Plan, provides for the grant of stock options, purchase rights and other stock-based awards to employees and directors of, and consultants and advisers to our company. The purpose of the plan is to create additional incentives for employees, directors, consultants and advisors of or to our company to promote the financial success and progress of our company. The plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors, consultants and advisors of non-qualified stock options. A total of 624,143 shares of our common stock were reserved for issuance under the plan. Effective as of the close of this offering, our board of directors has terminated the 1999 Plan and replaced it with the 2005 Plan. The termination will not affect any outstanding options under the 1999 Plan, and all such options will continue to remain outstanding and be governed by the 1999 Plan.
      The 1999 Plan is administered by our compensation committee. The administrator has the power to administer and interpret the 1999 Plan.
      The administrator of the 1999 Plan establishes the option exercise price, which in the case of an incentive stock option must be at least the fair market value of a share of our stock on the date of the grant or 110% of fair market value with respect to optionees who own at least 10% of the combined voting power of all classes of our stock. Prior to the offerings, fair market value was determined in good faith by our board of directors and in a manner consistent with the Internal Revenue Code in the case of incentive stock options. After the offering, fair market value will generally be determined as the average of the high and low prices of our stock on the Nasdaq National Market on the date of grant.
      Options granted under the 1999 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee, except that non-qualified options may be transferred pursuant to a qualified domestic relations order. The compensation committee determines the period during which an optionee may exercise an option following termination of the optionee’s service. Options granted under the 1999 Plan generally have a ten year term.
      The only awards currently outstanding under the 1999 Plan are options. As of July 31, 2005, we had options to purchase 561,693 shares of our common stock outstanding under our 1999 Plan exercisable at a weighted average price of $3.12 per share. As of July 31, 2005, 4,792 shares of common stock had been issued upon exercise of options under the plan.
2005 Omnibus Long-Term Incentive Plan
      Overview. Effective upon the closing of this offering, our board of directors and stockholders have approved the 2005 Omnibus Long-Term Incentive Plan, or 2005 Plan. The purpose of the 2005 Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.
      Under the Plan, 15% of our fully-diluted capital stock immediately following the closing of this offering (less shares of common stock issuable upon exercise of options outstanding under our 1999 Plan) have been reserved for issuance under the 2005 Plan, with such number not to exceed 2,600,000 shares of common stock. Based on the number of outstanding shares of our common stock as of July 31, 2005 and giving effect to: (1) the exercise of all of our outstanding options and warrants as of July 31, 2005, (2) the conversion of our outstanding shares of convertible preferred stock into 5,021,014 shares of common stock, which will occur automatically prior to or upon the closing of this offering; (3) the conversion of our outstanding convertible notes into 480,830 shares of common stock at an assumed conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, which will occur automatically upon the closing of this offering; and (4) our sale of shares of common stock in this offering at an assumed initial offering price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, a total of 985,637 shares of our common stock will be reserved for issuance under the 2005 Plan. Additionally, shares that become available due to forfeiture of outstanding awards under the 1999 Plan following the closing of this offering will be available for awards under the 2005 Plan. To date, no awards have been granted under the 2005 Plan. The maximum number of shares subject to options that can be awarded under the 2005 Plan to any person is 825,000 per year. The maximum number of shares that can be awarded under the 2005 Plan to any person, other than pursuant to an option, is 825,000 per year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $3,000,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $5,000,000.
      Administration. The 2005 Plan is administered by our compensation committee. Subject to the terms of the 2005 Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 Plan. Options and stock appreciation rights may not be amended to lower their exercise prices without stockholder approval.
      Stock Reserved for Issuance Under the 2005 Plan. The common stock to be issued under the 2005 Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2005 Plan. In addition, if the exercise price of an option, or the withholding obligation of a grantee with respect to any award, is satisfied by tendering shares (including by attestation) or withholding shares, the number of shares tendered or withheld will not reduce the number of shares available under the 2005 Plan. Shares issued under the 2005 Plan pursuant to awards assumed in connection with mergers and acquisitions by us also will not reduce the number of shares reserved for issuance under the 2005 Plan.
      Eligibility. Awards may be made under the 2005 Plan to our employees or our consultants, including to any such person who is an officer or director, and to any other individual whose participation in the 2005 Plan is determined to be in our best interests by our compensation committee.
      Amendment or Termination of the Plan. The board of directors may terminate or amend the 2005 Plan at any time and for any reason; provided, that, no amendment may adversely impair the rights of grantees with respect to outstanding awards without their consent. Further, unless terminated earlier the 2005 Plan will terminate ten years after its effective date. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code or other applicable laws, rules or regulations.

Types of Awards Available for Grant under the 2005 Plan.
      Options. The 2005 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options (“non-qualified stock options”). The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. In the case of certain 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s stock option from his or her former employer.
      The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.
      Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months), or by means of a broker-assisted cashless exercise.
      Stock options granted under the 2005 Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.
      Other Awards. The compensation committee may also award under the 2005 Plan:

•	restricted stock, which is shares of common stock subject to restrictions.

•	stock units, which are common stock units subject to restrictions.

•	dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

•	stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the compensation committee and subject to applicable law, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee.

•	unrestricted stock, which are shares of common stock granted without restrictions as a bonus.

•	performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below).

      Section 162(m) of the Internal Revenue Code Compliance. Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (the “covered employees”). However, performance-based compensation is excluded from this limitation. Although the 2005 Plan is currently not subject to Section 162(m) because Section 162(m) provides for a grace period following an initial public offering, the 2005 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the 2005 Plan becomes subject to Section 162(m).
      Business Criteria. One or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units (except with respect to the total stockholder return and earnings per share criteria), are used exclusively by the compensation committee in establishing performance goals for awards intended to qualify as performance-based that are granted to “covered employees” subject to Section 162(m) of the Internal Revenue Code:

•	total stockholder return;

•	such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to stockholders’ equity;

•	revenue;

•	licensing, partnership or other strategic transactions; and

•	product development milestones

      Effect of Certain Corporate Transactions. Certain change of control transactions involving us, such as a sale of Avalon, may cause awards granted under the 2005 Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the change of control transaction. Upon such a transaction the Board may elect to cancel outstanding awards in exchange for cash or securities equal in value to the shares subject to the award, less, in the case of stock options and stock appreciation rights, the aggregate exercise price.
      Adjustments for Stock Dividends and Similar Events and Other Changes in Capitalization. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2005 Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, extraordinary cash dividends and other similar events. Such changes shall also be made in the event of changes in the number or kind of our shares resulting from recapitalizations, reorganizations or mergers which are not change of control transactions.

Federal Income Tax Consequences
      Incentive Stock Options. The grant of an option will not be a taxable event for the grantee or for us. A grantee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of our common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.
      For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the grantee recognizes ordinary income.
      Non-Qualified Options. The grant of an option will not be a taxable event for the grantee or for us. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Stock Units. There are no immediate tax consequences of receiving an award of stock units under the 2005 Plan. A grantee who is awarded stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Dividend Equivalent Rights. Participants who receive dividend equivalent rights will be required to recognize ordinary income in an amount distributed to the grantee pursuant to the award. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights that is settled in common stock under the 2005 Plan. Upon exercising a stock appreciation right that is settled in common stock, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the Common stock on the date of exercise. The Company does not currently intend to grant cash-settled stock appreciation rights. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Performance and Annual Incentive Awards. The award of a performance or annual incentive award will have no federal income tax consequences for us or for the grantee. The payment of the award is taxable to a grantee as ordinary income. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
      Unrestricted Common Stock. Participants who are awarded unrestricted common stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of common stock on the date of the award, reduced by the amount, if any, paid for such shares. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
401(k) Savings Plan
      We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees who have completed three months of service and have attained age 21. Pursuant to our 401(k) plan, participants may elect to contribute up to 25% of their annual pretax earnings, up to federally allowed maximum limits, to the 401(k) plan. We may make matching contributions in our discretion. Any matching contributions vest over four years. For the years ended December 31, 2002, 2003 and 2004, we did not make any matching contributions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Preferred Stock Issuances

Issuance of Series A Convertible Preferred Stock
      From December 1999 through July 2000, we issued a total of 5,577,500 shares of our Series A preferred stock at a price per share of $2.00 for an aggregate purchase price of $11,155,000. All shares of our Series A preferred stock will be automatically converted into 697,188 shares of our common stock prior to or upon completion of this offering. Of these 5,577,500 shares, an aggregate of 4,800,000 shares were sold to the following beneficial owners of more than five percent of our voting securities:

	Shares of Series A
Name	preferred stock	Purchase price

Entities affiliated with Forward Ventures IV Associates, LLC(1)	750,000	$1,500,000
GIMV N.V.(2)	1,500,000	3,000,000
Entities affiliated with OBP Management III L.P.(3)	1,500,000	3,000,000
Entities affiliated with Array Capital, LLC(4)	525,000	1,050,000

Total	4,800,000	$8,550,000

(1)	Consists of (i) 691,388 shares of Series A preferred stock convertible into 86,424 shares of common stock held by Forward Ventures IV, L.P. (“Forward Ventures IV”) and (ii) 58,612 shares of Series A preferred stock convertible into 7,327 shares of common stock held by Forward Ventures IV, B, L.P. (“Forward Ventures IV B”). Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures IV Associates, LLC (“Forward Ventures Associates”), which is the general partner of Forward Ventures IV and Forward Ventures IV B.

(2)	Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(3)	Consists of (i) 1,214,420 shares of Series A preferred stock convertible into 151,803 shares of common stock held by Oxford Bioscience Partners III L.P. (“OBP III”), (ii) 173,080 shares of Series A preferred stock convertible into 21,635 shares of common stock held by Oxford Bioscience Partners (Bermuda) III L.P. (“OBP Bermuda III”), and (iii) 112,500 shares of Series A preferred stock convertible into 14,063 shares of common stock held by Oxford Bioscience Partners (Adjunct) III L.P. (“OBP Adjunct III”). OBP Management III L.P. (“OBP Management III”) is the general partner of OBP III and OBP Adjunct III. OBP Management (Bermuda) III Limited Partnership (“OBP Management Bermuda III”) is the general partner of OBP Bermuda III. Dr. Alan G. Walton, a member of our board of directors, is a general partner of OBP Management III and OBP Management Bermuda III.

(4)	Consists of (i) 500,000 shares of Series A preferred stock convertible into 62,500 shares of common stock held by Catalytix, LDC and (ii) 25,000 shares of Series A preferred stock convertible into 3,125 shares of common stock held by Kenneth Sorensen.

Issuance of Series B Convertible Preferred Stock
      Since October 2001, we have issued a total of 20,126,997 shares of our Series B preferred stock at a price per share of $3.53 for an aggregate purchase price of approximately $71 million. All shares of our Series B preferred stock will be automatically converted into 4,323,826 shares of our common stock prior to or upon completion of this offering. Of these 20,126,997 shares, an aggregate of 14,223,374 shares were sold to the following beneficial owners of more than five percent of our voting securities and one of our directors:

	Shares of Series B
Name	preferred stock	Purchase price

Entities affiliated with AIG Global Investment Corp.(1)	1,984,351	$7,000,000
Entities affiliated with EuclidSR Partners, L.P.(2)	2,267,831	8,000,000
Entities affiliated with Forward Ventures IV Associates, LLC(3)	1,417,394	5,000,000
Entities affiliated with GIMV N.V.(4)	1,998,737	7,050,745
Entities affiliated with OBP Management III L.P.(5)	1,432,442	5,053,082
Capital Technologies CDPQ Inc.	2,267,831	8,000,000
Entities affiliated with MDS Capital Corp.(6)	1,417,394	5,000,000
Entities affiliated with H&Q Healthcare Investors(7)	1,417,394	5,000,000
Bradley G. Lorimier (director)	20,000	70,552

Total	14,223,374	$50,174,379

(1)	Consists of (i) 850,436 shares of Series B preferred stock convertible into 187,500 shares of common stock held by Commerce & Industry Issuance Company (“CIIC”), (ii) 514,514 shares of Series B preferred stock convertible into 113,437 shares of common stock held by AIG Horizon Partners Fund, L.P. (“AIG Horizon Partners”), (iii) 420,966 shares of Series B preferred stock convertible into 92,812 shares of common stock held by AIG Horizon Side-by-Side Fund, L.P. (“AIG Horizon Side-by-Side Fund”), and (iv) 198,435 shares of Series B preferred stock convertible into 43,750 shares of common stock held by AIG Private Equity Partners I, L.P. (“AIG Private Equity Partners I”).

(2)	Consists of (i) 1,133,916 shares of Series B preferred stock convertible into 250,000 shares of common stock held by EuclidSR Partners, L.P. (“EuclidSR Partners”) and (ii) 1,133,915 shares of Series B preferred stock convertible into 250,000 shares of common stock held by EuclidSR Biotechnology Partners, L.P. (“EuclidSR Biotechnology”). Dr. Raymond J. Whitaker, a member of our board of directors, is a general partner of EuclidSR Partners.

(3)	Consists of (i) 1,306,625 shares of Series B preferred stock convertible into 288,078 shares of common stock held by Forward Ventures IV and (ii) 110,769 shares of Series B preferred stock convertible into 24,422 shares of common stock held by Forward Ventures IV B. Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures Associates, which is the general partner of Forward Ventures IV and Forward Ventures IV B.

(4)	Consists of (i) 1,698,927 shares of Series B preferred stock convertible into 374,571 shares of common stock held by GIMV N.V. and (ii) 299,810 shares of Series B preferred stock convertible into 66,101 shares of common stock held by Adviesbeheer GIMV Life Sciences N.V. Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(5)	Consists of (i) 1,147,797 shares of Series B preferred stock convertible into 253,061 shares of common stock held by OBP III, (ii) 163,585 shares of Series B preferred stock convertible into 36,066 shares of common stock held by OBP Bermuda III, (iii) 107,433 shares of Series B preferred stock convertible into 23,686 shares of common stock held by OBP Adjunct III, and (iv) 13,627 shares of Series B preferred stock convertible into 3,004 shares of common stock held by mRNA Fund L.P. (“mRNA Fund”). OBP Management III is the general partner of OBP III and OBP Adjunct III. OBP Management Bermuda III is the general partner of OBP Bermuda III, and mRNA Partners L.P. (“mRNA Partners”) is the general partner of mRNA Fund. Dr. Alan G. Walton, a member of our board of directors, is a general partner of OBP Management III, OBP Management Bermuda III and mRNA Partners.

(6)	Consists of (1) 609,861 shares of Series B preferred stock convertible into 134,459 shares of common stock held by MDS Life Sciences Technology Fund Limited Partnership (“MDS L.P.”), (ii) 144,193 shares of Series B preferred stock convertible into 31,791 shares of common stock held by MDS Life Sciences Technology Fund USA, L.P. (“MDS USA”), (iii) 105,835 shares of Series B preferred stock convertible into 23,334 shares of common stock held by MDS Life Sciences Technology Barbados Investment Trust (“MDS Barbados”), (iv) 132,287 shares of Series B preferred stock convertible into 29,166 shares of common stock held by MDS Life Sciences Technology Fund Canadian Unit Trust (“MDS Canadian”), and (v) 425,218 shares of Series B preferred stock convertible into 93,750 shares of common stock held by SC Biotechnology Development Fund L.P. (“SC Biotechnology”).

(7)	Consists of (1) 850,436 shares of Series B preferred stock convertible into 187,500 shares of common stock held by H&Q Healthcare Investors (“H&Q Healthcare”) and (ii) 566,958 shares of Series B preferred stock convertible into 125,000 shares of common stock held by H&Q Life Science Investors (“H&Q Life Science”).
      Additionally, in 2002 we issued warrants to purchase 1,543,795 shares of our Series B preferred stock to Array Capital, LLC, the placement agent for our Series B preferred stock and the beneficial owner of more than five percent of our voting securities. These warrants will be automatically converted into warrants for 340,368 shares of our common stock upon completion of this offering.

Unsecured Financing
      In April 2005, we completed a financing in which we issued approximately $5.0 million in principal amount of convertible notes. The convertible notes bear interest at the rate of 8% per annum and will convert upon the closing of this offering into 480,830 shares of our common stock assuming a conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus, and assuming conversion occurs on September 30, 2005. Convertible notes in the aggregate principal amount of approximately $4.0 million were sold to the following beneficial owners of more than five percent of our voting securities and one of our directors:

Principal amount of
Name	convertible notes

Entities affiliated with AIG Global Investment Corp.(1)	$463,192
Entities affiliated with EuclidSR Partners, L.P.(2)	529,362
Entities affiliated with Forward Ventures IV Associates, LLC(3)	505,918
Entities affiliated with GIMV N.V.(4)	816,683
Entities affiliated with OBP Management III L.P.(5)	684,497
Entities affiliated with H&Q Healthcare Investors(6)	330,851
Capital Technologies CDPQ Inc.	529,362
Entities affiliated with Array Capital, LLC(7)	122,547
Bradley G. Lorimier (director)	4,668

Total	$3,987,080

(1)	Consists of (i) a convertible note in the principal amount of $199,173 held by CIIC, (ii) a convertible note in the principal amount of $120,430 held by AIG Horizon Partners, (iii) a convertible note in the principal amount of $97,270 held by AIG Horizon Side-by-Side Fund, and (iv) a convertible note in the principal amount of $46,319 held by AIG Private Equity Partners I.

(2)	Consists of (i) a convertible note in the principal amount of $264,681 held by EuclidSR Partners and (ii) a convertible note in the principal amount of $264,681 held by EuclidSR Biotechnology. Dr. Raymond J. Whitaker, a member of our board of directors, is a general partner of EuclidSR Partners.

(3)	Consists of (i) a convertible note in the principal amount of $466,381 held by Forward Ventures IV and (ii) a convertible note in the principal amount of $39,537 held by Forward

Ventures IV B. Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures Associates, which is the general partner of Forward Ventures IV and Forward Ventures IV B.

(4)	Consists of (i) a convertible note in the principal amount of $694,181 held by GIMV N.V. and (ii) a convertible note in the principal amount of $122,502 held by Adviesbeheer GIMV Life Sciences N.V. Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(5)	Consists of (i) a convertible note in the principal amount of $542,549 held by OBP III, (ii) a convertible note in the principal amount of $77,325 held by OBP Bermuda III, (iii) a convertible note in the principal amount of $58,182 held by OBP Adjunct III, and (iv) a convertible note in the principal amount of 6,441 held by mRNA Fund. OBP Management III is the general partner of OBP III and OBP Adjunct III. OBP Management Bermuda III is the general partner of OBP Bermuda III, and mRNA Partners is the general partner of mRNA Fund. Dr. Alan G. Walton, a member of our board of directors is a general partner of OBP Management III, OBP Management Bermuda III and mRNA Partners.

(6)	Consists of (i) a convertible note in the principal amount of $198,511 held by H&Q Healthcare and (ii) a convertible note in the principal amount of $132,340 held by H&Q Life Science.

(7)	Consists of (i) a convertible note in the principal amount of $116,711 held by Catalytix, LDC and (ii) a convertible note in the principal amount of $5,836 held by Kenneth Sorrenson, a principal of Array Capital, LLC. Array Capital Management, LLC, which is an affiliate of Array Capital, LLC, is investment manager of Catalytix, LDC.
Line of Credit Facility
      In September and August 2005, we received commitments from certain of our existing investors under a line of credit facility, including the following beneficial owners of more than five percent of our voting securities and one of our directors, to provide up to $6.5 million to us to support our operations. Pursuant to the facility, we may draw advances from time to time with the unanimous authorization of our board of directors prior to the closing of this offering. As of the date of this prospectus, no advances had been drawn under the line of credit facility. Advances would bear interest at 8% per annum and would mature on September 30, 2006, but may be repaid at any time without penalty.

Line of Credit
Name	Commitment

Entities affiliated with AIG Global Investment Corp.	$516,458
Entities affiliated with EuclidSR Partners, L.P.(1)	590,400
Entities affiliated with Forward Ventures IV Associates, LLC(2)	639,423
Entities affiliated with GIMV N.V.(3)	988,719
Entities affiliated with OBP Management III L.P.(4)	750,000
Entities affiliated with H&Q Healthcare Investors	491,864
Capital Technologies CDPQ Inc.	590,600
Entities affiliated with Array Capital, LLC	108,433
Bradley G. Lorimier (director)	6,940
Total	$4,682,837

(1)	Dr. Raymond J. Whitaker, a member of our board of directors, is a general partner of EuclidSR Partners.

(2)	Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures Associates.

(3)	Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(4)	Dr. Alan G. Walton, a member of our board of directors, is a general partner of OBP Management III.

Registration Rights
      The holders of 5,361,381 shares of our common stock, after giving effect to the conversion of our outstanding preferred stock (including shares of preferred stock issuable upon exercise of an outstanding warrant to acquire 1,543,795 shares of our Series B preferred stock) into shares of our common stock upon completion of this offering, have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for ourselves or other stockholders. Additionally, two holders of warrants to purchase a total of 33,125 shares of our common stock also will be entitled to include shares issued upon the exercise of these warrants in registration statements that we may file in the future. Persons having registration rights include the following beneficial owners of more than five percent of our voting securities and one of our directors:

Name	Number of shares

Entities affiliated with AIG Global Investment Corp.(1)	437,500
Entities affiliated with EuclidSR Partners, L.P.(2)	500,000
Entities affiliated with Forward Ventures IV Associates, LLC(3)	406,250
Entities affiliated with GIMV N.V.(4)	628,172
Entities affiliated with OBP Management III, L.P.(5)	503,318
Capital Technologies CDPQ Inc.	500,000
Entities affiliated with MDS Capital Corp.(6)	312,500
Entities affiliated with H&Q Healthcare Investors(7)	312,500
Entities affiliated with Array Capital, LLC(8)	405,993
Bradley G. Lorimier (director)	20,000

Total	4,026,233

(1)	Consists of (i) 187,500 shares of common stock issuable upon conversion of shares of Series B preferred stock held by CIIC, (ii) 113,437 shares of common stock issuable upon conversion of shares of Series B preferred stock held by AIG Horizon Partners, (iii) 92,812 shares of common stock issuable upon conversion of shares of Series B preferred stock held by AIG Horizon Side-by-Side Fund, and (iv) 43,750 shares of common stock issuable upon conversion of shares of Series B preferred stock held by AIG Private Equity Partners I.

(2)	Consists of (i) 250,000 shares of common stock issuable upon conversion of shares of Series B preferred stock held by EuclidSR Partners and (ii) 250,000 shares of common stock issuable upon conversion of shares of Series B preferred stock held by EuclidSR Biotechnology. Dr. Raymond J. Whitaker, a member of our board of directors, is a general partner of EuclidSR Partners.

(3)	Consists of (i) a total of 374,502 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by Forward Ventures IV and (ii) a total of 31,748 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by Forward Ventures IV B. Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures Associates, which is the general partner of Forward Ventures IV and Forward Ventures IV B.

(4)	Consists of (i) a total of 562,071 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by GIMV N.V. and (ii) 66,101 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Adviesbeheer GIMV Life Sciences N.V. Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(5)	Consists of (i) a total of 404,863 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by OBP III, (ii) a total of 57,701 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by OBP Bermuda III, (iii) a total of 37,749 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by OBP Adjunct III, and (iv) a total of 3,004 shares of common stock issuable upon conversion of shares of Series A and Series B preferred stock held by mRNA Fund. OBP Management III is the general partner of OBP III and OBP Adjunct III. OBP Management Bermuda III is the general partner of OBP Bermuda III, and mRNA Partners is the general partner of mRNA Fund. Dr. Alan G. Walton, a member of our board of directors, is a general partner of OBP Management III, OBP Management Bermuda III and mRNA Partners.

(6)	Consists of (i) 134,459 shares of common stock issuable upon conversion of shares of Series B preferred stock held by MDS L.P., (ii) 31,791 shares of common stock issuable upon conversion of shares of Series B preferred stock held by MDS USA, (iii) 23,334 shares of common stock issuable upon conversion of shares of Series B preferred stock held by MDS Barbados, (iv) 29,166 shares of common stock issuable upon conversion of shares of Series B preferred stock held by MDS Canadian, and (v) 93,750 shares of common stock issuable upon conversion of shares of Series B preferred stock held by SC Biotechnology.

(7)	Consists of (i) 187,500 shares of common stock issuable upon conversion of shares of Series B preferred stock held by H&Q Healthcare and (ii) 125,000 shares of common stock issuable upon conversion of shares of Series B preferred stock held by H&Q Life Science.

(8)	Consists of (i) 500,000 shares of Series A preferred stock convertible into 62,500 shares of common stock held by Catalytix, LDC, (ii) 340,368 shares of common stock issuable upon exercise and conversion of a warrant for 1,543,795 shares of Series B preferred stock held by Array Capital, LLC and (iii) 25,000 shares of Series A preferred stock convertible into 3,125 shares of common stock held by Kenneth Sorensen.
      The holders of registration rights in connection with this offering have waived their right to participate in this offering.

Consulting Agreements
      Three of our directors receive compensation under consulting agreements with us. Under our consulting agreement with Mr. Lorimier, Mr. Lorimier receives compensation in the amount of $10,000 per month for services rendered to us in support of our business development efforts and received a grant of options to acquire 6,875 shares of our common stock. Mr. Lorimier’s consulting agreement continues until December 31, 2005, subject to earlier termination upon 90 days prior notice by either us or Mr. Lorimier to the other party to the consulting agreement. Mr. Lorimier received $120,000 in each of 2002, 2003 and 2004 under this agreement.
      In addition, Dr. Scott and Dr. Kurman are each parties to consulting agreements with us pursuant to which they are paid for services rendered in support of our scientific research. Dr. Scott’s and Dr. Kurman’s consulting agreements each renew for successive 1 year periods on January 1st of each year, subject to earlier termination upon seven days prior notice by either us or Dr. Scott or Dr. Kurman, respectively, to the other party to the consulting agreement. Dr. Scott received $4,850, $4,813 and $5,517 in 2002, 2003 and 2004, respectively, under his consulting agreement. Dr. Kurman received $3,273 in 2004 under his consulting agreement. Additionally, Dr. Scott and Dr. Kurman each received a grant of options to acquire 625 shares of our common stock and receive annual grants of options to acquire 500 shares of our common stock under their respective consulting agreements.

Employment Agreements and Indemnification Agreements
      Each of our executive officers is a party to an employment agreement with us. See “Management — Employment Agreements.” In addition, we have entered into separate indemnification agreements with our directors and executive officers in addition to the indemnification provided for in our amended and restated certificate of incorporation and in our amended and restated bylaws. See “Description of Our Securities — Limitation of Liability and Indemnification.”

Participation in this Offering
      Certain of our existing investors set forth below have indicated an interest in purchasing, either directly or through their affiliates up to approximately $15.2 million worth of shares offered by this prospectus at the public offering price. Assuming an initial public offering price of $11.00 per share, such purchases would result in the issuance of up to 1,377,272 shares of our common stock to these investors and their affiliates. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any shares in this offering. In addition, because the distribution process being used in this offering is an OpenIPO auction, these stockholders may not succeed in acquiring all or any portion of the shares described below in this offering.

		Number of Shares of
	Amount of	Common Stock to
	Indication of	be Purchased in
Name	Interest	Offering

Entities affiliated with AIG Global Investment Corp.	$1,810,000	164,545
Entities affiliated with Array Capital, LLC	200,000	18,182
Capital Technologies CDPQ Inc.	2,000,000	181,818
Entities affiliated with EuclidSR Partners, L.P.(1)	2,250,000	204,545
Entities affiliated with Forward Ventures IV Associates, LLC(2)	1,500,000	136,364
GeneChem Therapeutics Venture Fund L.P.	100,000	9,091
Entities affiliated with GIMV N.V.(3)	2,000,000	181,818
Entities affiliated with H&Q Healthcare Investors	1,290,000	117,273
Entities affiliated with OBP Management III L.P.(4)	2,000,000	181,818
OrbiMed Associates L.L.C.	700,000	63,636
Royal Bank of Canada	1,300,000	118,182
Total	$15,150,000	1,377,272

(1)	Dr. Raymond J. Whitaker, a member of our board of directors, is a general partner of EuclidSR Partners.

(2)	Dr. Ivor Royston, a member of our board of directors, is a managing member of Forward Ventures Associates.

(3)	Patrick Van Beneden, a member of our board of directors, is Executive Vice President Life Sciences of GIMV N.V.

(4)	Dr. Alan G. Walton, a member of our board of directors, is a general partner of OBP Management III.

PRINCIPAL STOCKHOLDERS
      Set forth below is information relating to the beneficial ownership of our common stock as of July 31, 2005, and after giving effect to the offering by: (i) each person known by us to beneficially own more than 5% of our outstanding shares of common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all directors and executive officers as a group.
      Each stockholder’s percentage ownership in the following table is based on an aggregate of 5,637,049 shares of common stock outstanding as of July 31, 2005 after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock, the conversion of our convertible notes into common stock and the 1-for-5 reverse split and subsequent 1-for-1.6 reverse split of our common stock. The post-offering ownership information assumes the purchase of up to approximately $15.2 million of our shares of common stock by stockholders that have indicated an interest in purchasing shares in this offering based on an assumed initial public offering price of $11.00 per share. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any shares in this offering. In addition, because the distribution process being used in this offering is the OpenIPO auction, these stockholders may not succeed in acquiring all or any portion of the shares described above in this offering. See “Underwriting — The OpenIPO Auction Process” for more information regarding the OpenIPO auction.
      Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock subject to options, warrants, or convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of July 31, 2005, are deemed to be outstanding and beneficially owned by the person holding such options, warrants, or convertible securities. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

      Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise noted in the footnotes, the address for each principal stockholder is in care of Avalon Pharmaceuticals, Inc. at 20358 Seneca Meadows Parkway, Germantown, Maryland 20876.

			Percentage of
	Number of shares		shares beneficially
	beneficially owned		owned

	Before	After	Before	After
Name and address of beneficial owner	offering	offering(1)	offering	offering(1)

Kenneth C. Carter, Ph.D.(2)	193,620	193,620	3.5%	2.3%
Thomas G. David(3)	42,172	42,172	*	*
Gary Lessing(4)	57,031	57,031	1.0	*
James H. Meade, Ph.D.(5)	7,500	7,500	*	*
Paul E. Young, Ph.D.(6)	18,741	18,741	*	*
Alan G. Walton, Ph.D., D.Sc.(7)	572,800	754,618	9.8	9.0
Patrick Van Beneden(8)	709,928	891,746	12.2	10.6
Michael R. Kurman, M.D.(9)	2,578	2,578	*	*
Bradley G. Lorimier(10)	12,125	12,125	*	*
Ivor Royston, M.D.(11)	458,583	594,947	7.9	7.1
William A. Scott, Ph.D.(12)	6,250	6,250	*	*
Raymond J. Whitaker, Ph.D.(13)	554,291	758,836	9.6	9.0
Entities affiliated with AIG Global Investment Corp.(14)	481,545	646,090	8.4	7.7
Entities affiliated with EuclidSR Partners, L.P.(15)	554,291	758,836	9.6	9.0
Entities affiliated with Forward Ventures IV Associates, LLC(16)	458,583	594,947	7.9	7.1
Entities affiliated with GIMV N.V.(17)	709,928	891,746	12.2	10.6
Entities affiliated with OBP Management III, L.P.(18)	572,800	754,618	9.8	9.0
Capital Technologies CDPQ Inc.(19)	550,755	732,573	9.6	8.7
Entities affiliated with MDS Capital Corp.(20)	312,500	312,500	5.6	3.7
Entities affiliated with H&Q Healthcare Investors(21)	344,184	461,457	6.0	5.5
Entities affiliated with Array Capital, LLC(22)	418,760	436,942	7.4	5.2
All directors and officers as a group (13 persons)	2,639,101	3,343,646	45.6%	39.9%

*	Less than 1%.

(1)	Assumes the purchase of shares by existing stockholders who have indicated an interest in purchasing shares in the offering based on an assumed initial public offering price of $11.00 per share. There is no assurance that these shares will be purchased.

(2)	Includes 170,120 shares of common stock underlying options currently exercisable or exercisable within 60 days and 3,750 shares of common stock held in trust for the benefit of Dr. Carter’s minor child for which Dr. Carter disclaims beneficial ownership.

(3)	Includes 41,172 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(4)	Includes 57,031 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(5)	Includes 7,500 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(6)	Includes 18,741 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(7)	Includes securities held by entities affiliated with OBP Management III, L.P. Dr. Walton disclaims beneficial ownership of the securities held by entities affiliated with OBP Management III, L.P. except to the extent of his pecuniary interest therein. Dr. Walton’s business address is c/o Oxford Bioscience Partners, 315 Post Road West, Westport, CT 06880.

(8)	Includes securities held by entities affiliated with GIMV N.V. Mr. Van Beneden disclaims beneficial ownership of the shares held by entities affiliated with GIMV N.V. The business address for Mr. Van Beneden is c/o GIMV N.V., Karel Oomsstraat 37, B-2081, Antwerp, Belgium.

(9)	Includes 2,578 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(10)	Includes 8,125 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(11)	Includes securities held by entities affiliated with Forward Ventures IV Associates, LLC. Dr. Royston disclaims beneficial ownership of the securities held by entities affiliated with Forward Ventures IV Associates, LLC except to the extent of his pecuniary interest therein. Dr. Royston’s business address is c/o Forward Ventures, 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

(12)	Includes 6,250 shares of common stock underlying options currently exercisable or exercisable within 60 days.

(13)	Includes securities held by entities affiliated with EuclidSR Partners, L.P. Dr. Whitaker disclaims beneficial ownership of the securities held by entities affiliated with EuclidSR Partners, L.P. except to the extent of his pecuniary interest therein. Dr. Whitaker’s business address is c/o EuclidSR Partners, 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.

(14)	Includes (i) 850,436 shares of Series B preferred stock and convertible notes convertible into a total of 206,439 shares of common stock held by CIIC, (ii) 514,514 shares of Series B preferred stock and convertible notes convertible into a total of 124,889 shares of common stock held by AIG Horizon Partners, (iii) 420,966 shares of Series B preferred stock and convertible notes convertible into a total of 102,062 shares of common stock held by AIG Horizon Side-by-Side Fund, and (iv) 198,435 shares of Series B preferred stock and convertible notes convertible into a total of 48,154 shares of common stock held by AIG Private Equity Partners I. Pursuant to individual investment management agreements entered into with each of the affiliated entities, AIG Global Investment Corp. exercises voting and investment power over these shares through the members of its investment committee. In addition, each of these entities retains the right to exercise investment and voting power over their respective shares. The address for the entities affiliated with AIG Global Investment Group is c/o AIG Global Investment Corp., 599 Lexington Avenue, 25th Floor, New York, NY 10022.

(15)	Includes (i) 1,133,916 shares of Series B preferred stock and convertible notes convertible into a total of 275,387 shares of common stock and 1,758 shares of common stock underlying options currently exercisable or exercisable within 60 days held by EuclidSR Partners and (ii) 1,133,915 shares of Series B preferred stock and convertible notes convertible into a total of 275,387 shares of common stock and 1,758 shares of common stock underlying options currently exercisable or exercisable within 60 days held by EuclidSR Biotechnology. The address for the entities affiliated with EuclidSR Partners, L.P. is c/o EuclidSR Partners, 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.

(16)	Includes (i) 691,388 shares of Series A preferred stock, 1,306,625 shares of Series B preferred stock and convertible notes convertible into a total of 419,288 shares of common stock and 3,750 shares of common stock underlying options currently exercisable or exercisable within 60 days held by Forward Ventures IV, and (ii) 58,612 shares of Series A preferred stock, 110,769 shares of Series B preferred stock and convertible notes convertible into a total of 35,545 shares of common stock held by Forward Ventures IV B. Forward Ventures Associates is the general partner of Forward Ventures IV and Forward Ventures IV B. Voting and investment power over these shares is shared by the managing members of Forward Venture Associates, including Dr. Ivor Royston. The address for the entities affiliated with Forward Ventures IV Associates, LLC is c/o Forward Ventures, 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

(17)	Includes (i) 1,500,000 shares of Series A preferred stock, 1,698,927 shares of Series B preferred stock and convertible notes convertible into a total of 628,576 shares of common stock and 2,989 shares of common stock underlying options currently exercisable or exercisable within 60 days held by GIMV N.V., and (ii) 299,810 shares of Series B preferred stock and convertible notes convertible into a total of 77,837 shares of common stock and 527 shares of common stock underlying options currently exercisable or exercisable within 60 days held by Adviesbeheer GIMV Life Sciences N.V. GIMV N.V. exercises voting and investment power over these shares through the members of its investment committee. The address for GIMV N.V. is Karel Oomsstraat 37, B-2081, Antwerp, Belgium.

(18)	Includes (i) 1,214,420 shares of Series A preferred stock, 1,147,797 shares of Series B preferred stock and convertible notes convertible into a total of 456,964 shares of common stock and 3,750 shares of common stock underlying options currently exercisable or exercisable within 60 days held by OBP III, (ii) 173,080 shares of Series A preferred stock, 163,585 shares of Series B preferred stock and convertible notes convertible into a total of 65,127 shares of common stock held by OBP Bermuda III, (iii) 112,500 shares of Series A preferred stock, 107,433 shares of Series B preferred stock and convertible notes convertible into a total of 43,336 shares of common stock held by OBP Adjunct III, and (iv) 13,627 shares of Series B preferred stock and convertible notes convertible into a total of 3,623 shares of common stock held by mRNA Fund. OBP Management III is the general partner of OBP III and OBP Adjunct III. OBP Management Bermuda III is the general partner of OBP Bermuda III, and mRNA Partners is the general partner of mRNA Fund. Voting and investment power over these shares is shared by the respective general partners of OBP Management III, OBP Management Bermuda III and mRNA Partners, including Dr. Alan G. Walton. The address for the entities affiliated with OBP Management III, L.P. is c/o Oxford Bioscience Partners, 315 Post Road West, Westport, CT 06880.

(19)	Includes (i) 2,267,831 shares of Series B preferred stock and convertible notes convertible into a total of 550,755 held by Capital Technologies CDPQ Inc. (formerly known as Sofinov Société Financière D’Innovation). Capital Technologies CDPQ Inc. is a subsidiary of Caisse de dépôt et placement du Québec, a legal person without share capital created by a special act of the Legislature of the Province de Québec. The address for Capital Technologies CDPQ Inc. is 1000 Place Jean-Paul-RioPelle, Montreal Quebec HQ2 2B3.

(20)	Includes (1) 609,861 shares of Series B preferred stock convertible into 134,459 shares of common stock held by MDS L.P., (ii) 144,193 shares of Series B preferred stock convertible into 31,791 shares of common stock held by MDS USA, (iii) 105,835 shares of Series B preferred stock convertible into 23,334 shares of common stock held by MDS Barbados, (iv) 132,287 shares of Series B preferred stock convertible into 29,166 shares of common stock held by MDS Canadian, and (v) 425,218 shares of Series B preferred stock convertible into 93,750 shares of common stock held by SC Biotechnology. MDS Capital Corp. and MDS Capital Management Corp. may be deemed to share beneficial ownership of the shares of Series B preferred stock held by MDS L.P. and MDS Canadian. MDS Capital USA (GP) Inc. is

the general partner of MDS USA. MDS Life Sciences Technology Fund (GP) Inc. is the general partner of MDS L.P. SC (GP) Inc. is the general partner of SC Biotechnology. Michael Callaghan, an executive officer of MDS Capital Corp., may, as a result of certain relationships, be deemed to directly and/or indirectly beneficially own these shares. The address for entities affiliated with MDS Capital Corp. is 100 International Blvd., Toronto Ontario, Canada M9W 6J6.

(21)	Includes (1) 850,436 shares of Series B preferred stock and convertible notes convertible into a 206,510 shares of common stock held by H&Q Healthcare and (ii) 566,958 shares of Series B preferred stock and convertible notes convertible into a total of 137,674 shares of common stock held by H&Q Life Science. Voting and investment power over these shares is held by Hambrecht & Quist Capital Management LLC, the investment advisor for H&Q Healthcare and H&Q Life Science. Daniel R. Omstead, a principal of each of Hambrecht & Quist Capital Management LLC, H&Q Life Science and H&Q Healthcare, has investment and voting power over these shares. The address for the entities affiliated with H&Q Healthcare Investors is 30 Rowes Wharf, 4th Floor, Boston, MA 02110-3328.

(22)	Includes (i) 500,000 shares of Series A preferred stock and convertible notes convertible into a total of 73,468 shares of common stock held by Catalytix, LDC, (ii) 340,368 shares of common stock issuable upon exercise and conversion of a warrant for 1,543,795 shares of Series B preferred stock held by Array Capital, LLC, and (iii) 25,000 shares of Series A preferred stock and convertible notes convertible into a total of 3,674 shares of common stock and 1,250 shares of common stock underlying options currently exercisable or exercisable within 60 days held by Kenneth Sorensen. Array Capital Management, LLC, which is an affiliate of Array Capital, LLC, is investment manager of Catalytix, LDC. Kenneth Sorensen, a principal of Array Capital, LLC, has dispositive and voting authority over these shares. The address for Array Capital, LLC is 425 Fifth Avenue, 28th Floor, Suite 28D, New York, NY 10016.

DESCRIPTION OF OUR SECURITIES
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
      We are authorized to issue up to 60,000,000 shares of common stock, par value $0.01 per share, of which approximately 129,792 shares were issued and outstanding as of July 31, 2005, after giving effect to the 1-for-5 reverse stock split of our common stock that occurred on August 15, 2005 and a subsequent 1-for-1.6 reverse stock split of our common stock that occurred on August 30, 2005. We are also authorized to issue up to 31,000,000 shares of preferred stock, par value $0.01 per share, of which 25,704,496 shares were issued and outstanding on an actual basis as of July 31, 2005.
Common Stock
      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue up to 31,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any common stock or preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of Avalon.

      As of July 31, 2005, 25,704,496 shares of preferred stock were outstanding on an actual basis. Of these shares:

•	5,577,500 are Series A convertible preferred stock; and

•	20,126,996 are Series B convertible preferred stock.
      Prior to or upon the completion of this offering, all shares of outstanding preferred stock will convert automatically into 5,021,014 shares of common stock, and no shares of preferred stock will remain outstanding at that time.
Warrants
      As of July 31, 2005, we had the following warrants outstanding to purchase a total of 386,569 shares of our capital stock:

•	warrants to purchase 1,875 shares of our common stock at an exercise price of $16.00 per share that will expire in 2010;

•	warrants to purchase 31,250 shares of our common stock at an exercise price of $27.92 per share that will expire upon the earlier of three years after the completion of this offering and the closing of the sale of all of our outstanding equity capital; and

•	warrants to purchase 1,603,101 shares of our Series B preferred stock at an exercise price of $3.53 per share and expiring between 2007 and 2011, all of which will be converted into warrants to purchase up to 353,444 shares of our common stock at an exercise price of $28.24 upon the completion of this offering.

Convertible Notes
      Pursuant to our April 2005 unsecured financing, we issued approximately $5.0 million in principal amount of convertible notes. The convertible notes will convert upon the closing of this offering into 480,830 shares of our common stock assuming a public offering price per share of $11.00 and a conversion date of September 30, 2005.
Registration Rights
      Preferred Stockholder Registration Rights. The holders of our Series A and Series B preferred stock (including, upon exercise, the holder of a warrant to acquire 1,543,795 shares of our Series B preferred stock) have been granted certain registration rights under a registration rights agreement. Subject to certain exceptions, including the ability of the company to defer registration in certain cases, these persons may demand that we register for public resale under the Securities Act all shares of common stock issuable upon conversion of their preferred stock that they request to be registered, provided that the holders of at least either 50% of the outstanding Series A shares or more than 25% of the outstanding Series B shares make the demand for registration and the aggregate offering price to the public is expected to exceed $15 million. These registration rights do not apply during the period 180 days following the completion of this offering. Additionally, in the event we file a registration statement in connection with a public offering for cash, the Series A and Series B stockholders may include in the registration statement all common shares into which their Series A and Series B preferred stock are convertible, provided that if it is an underwritten public offering and the underwriters of the offering determine that the number of securities to be offered would jeopardize the success of the offering, the number of shares held by the Series A and Series B stockholders included in the offering may be limited by a formula set forth in the registration rights agreement. Further, if we become eligible to register the sale of our securities on Form S-3 under the Securities Act, our Series A and Series B stockholders have the right to require us to register the sale of the common stock issuable upon the conversion of the preferred stock held by them on Form S-3, subject to offering size and other restrictions.

      Registration Rights of Certain Warrant Holders. Under warrant agreements with Alexandria Real Estate Equities, L.P. and Compugen, Ltd., these warrant holders have certain registration rights with respect to the shares of our common stock that are issuable under the warrant agreements. Specifically, if we file a registration statement in connection with a public offering for cash, then these warrant holders may include in the registration statement their common shares, provided that if it is an underwritten public offering and the underwriters of the offering determine that the number of securities to be offered would jeopardize the success of the offering, the number of common shares held by these warrant holders included in the offering may be limited by a formula set forth in their warrant agreements.
      In connection with any of the registrations described above, we will indemnify the selling stockholders and bear all registration fees, costs and expenses, other than in the case of Compugen and Alexandria Real Estate Equities, for whom we will bear their registration fees, costs and expenses one time only.
      In connection with this offering, all of the holders of the above-described registration rights have waived such rights with respect to this offering.
Anti-Takeover Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
      Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting unless by unanimous consent. Our amended and restated bylaws further provide that special meetings of the stockholders may only be called by our Chief Executive Officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals and director nominations to be brought before an annual meeting of stockholders. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.
Limitation of Liability and Indemnification
      As permitted by Section 102 of the DGCL, we have adopted provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation and amended and restated bylaws also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
      As permitted by Section 145 of the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws provide that:

•	we may indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	we may advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL; and

•	the rights provided in our amended and restated certificate of incorporation and amended and restated bylaws are not exclusive.
      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or affiliates or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. American Stock Transfer and Trust Company’s address is 59 Maiden Lane, Plaza Level, New York, NY 10038.
Listing
      We have applied to include our common stock on the NASDAQ National Market and the Pacific Exchange, Inc. (for trading on the ArcaEx) under the symbol “AVRX.” We may be listed on one or both of these markets.

SHARES ELIGIBLE FOR FUTURE SALE
      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, because some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
      Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 8,381,636 shares of our common stock assuming no exercise of outstanding options or warrants. Of these shares, the 2,750,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 5,631,636 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. These remaining securities may be sold upon expiration of the lock-up periods described below. Certain of our existing investors have indicated an interest in purchasing, either directly or indirectly or through affiliates, up to approximately $15.2 million worth of the shares offered by this prospectus at the public offering price, but have no legal obligation to do so. See “Certain Relationships and Related Transactions — Participation in this Offering.” One or more of these existing investors may be considered affiliates of ours and therefore would be subject to the volume limitations of Rule 144 described below.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.
Rule 144
      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year (or an affiliate of ours seeking to sell shares that are not restricted shares) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 84,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ National Market and/or the Pacific Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701
      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.
Lock-up Agreements
      Our officers and directors, stockholders, and option and warrant holders holding over 99% of our fully diluted equity have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for specified periods, subject to extensions in certain cases. Our Chief Executive Officer has agreed to a lock-up period of 18 months after the date of this prospectus and our other executive officers have agreed to a lock-up period of one year. All other signatories have agreed to a lock-up period of 180 days. However, shares acquired in this offering or after its conclusion by signatories to the lock-up agreements are subject to a lock-up period expiring 90 days after the date of this prospectus. The foregoing does not prohibit open market purchases of our common stock by such holders after the completion of this offering, and transfers or dispositions by our officers, directors and stockholders can be made sooner:

•	with the written consent of WR Hambrecht + Co, LLC; or

•	as a bona fide gift.
Registration Rights
      Upon completion of this offering, the holders of 5,026,426 shares of our common stock and the holders of warrants to acquire 373,493 shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act. For a detailed description of these registration rights see “Description of Our Securities — Registration Rights.”
Stock Options
      We intend to file a registration statement under the Securities Act covering the up to 2,600,000 shares of common stock reserved for issuance under our 1999 Plan and our 2005 Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.
      As of July 31, 2005, options to purchase 561,693 shares of common stock were issued and outstanding at a weighted-average exercise price of $3.12. Upon the expiration of the lock-up period described above, assuming the closing of this offering were to occur on September 30, 2005, at least 446,837 shares of common stock will be subject to vested options, based on options outstanding as of July 31, 2005.

Warrants
      Upon completion of this offering, there will be warrants outstanding to purchase a total of 386,569 shares of common stock at a weighted-average exercise price of $16.97 per share.
      Any shares purchased pursuant to the cashless exercise feature of outstanding warrants may be sold 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.
Effect of Sales of Shares
      Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

UNDERWRITING
      In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC, Legg Mason Wood Walker, Incorporated and Susquehanna Financial Group, LLLP as representatives of the underwriters, and us, each underwriter named below has agreed to purchase from us that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Number of
Underwriter	shares

WR Hambrecht + Co, LLC
Legg Mason Wood Walker, Incorporated
Susquehanna Financial Group, LLLP
Total	2,750,000
      The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.
Commissions and Discounts
      The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares that successful bidders have failed to pay for, the underwriters may sell those shares at a different price and with different selling terms.
      The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the overallotment option.

	Per share	No exercise	Full exercise

Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$
      We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, will be approximately $               . These fees and expenses are payable entirely by us.
      An electronic prospectus is available on the Web site maintained by WR Hambrecht + Co and may also be made available on Web sites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process
      The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “— Determination of Public Offering Price” and “— Allocation of Shares,” the public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.
      The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement
      Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriters and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.
      The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.
      Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement
      After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.

Reconfirmation of Bids
      The underwriters will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters; or

•	the initial public offering price is more than 20% above the high end of the price range or more than 20% below the low end of the price range. In this event, the underwriters will circulate a revised preliminary prospectus with their requests for reconfirmation.

      If a reconfirmation of bids is required, the underwriters will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range Prior to Effectiveness of the Registration Statement
      If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriters or participating dealers will:

•	provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

•	issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.
      In these situations, the underwriters could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriters may decide at any time to require potential investors to reconfirm their bids, and if potential investors fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing
      The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a posteffective amendment to the registration statement before the auction may be closed and before any bids may be accepted.
      Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.
      Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any overallotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “— Determination of Public

Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.
      You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notices of acceptance have been sent.
      Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bids are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “— Allocation of Shares” below.
Determination of Public Offering Price
      The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.
      The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price whether or not the option is actually exercised. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.
      Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriters and we may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The underwriters and we may also lower the public offering price to create a more stable post-offering trading price for our shares.
      The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters and we are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.
      The following simplified example illustrates how the public offering price is determined through the auction process:
      Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriter, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.
      The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.
      Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriter.
      If the public offering price is the same as the $8.00 per share clearing price, the underwriter would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.
      If the public offering price is $7.00 per share, the underwriter would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.
      As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).
      The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.
Initial Public Offering of Company X

	Bid information			Auction results

					Approximate
		Cumulative			allocated
	Shares	shares		Shares	requested	Clearing	Amount
	requested	requested	Bid price	allocated	shares	price	raised

	1,000	1,000	$10.00	700	75%	$8.00	$5,600
	100	1,100	$9.00	100	75%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total:				1,500			$12,000

Allocation of Shares
      Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.
      Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro-rata percentage is determined by dividing the number of shares offered (including the over-allotment option) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to

Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

      If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.
Initial Public Offering of Company X

		Pro-rata
		allocation
		(75% of	Initial	Allocation of	Final
	Initial bid	initial bid)	rounding	stub shares	allocation

Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids
      Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriters or a participating dealer while another bidder’s identical bid is accepted.
The Closing of the Auction and Allocation of Shares
      The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The 2,750,000 shares offered by this prospectus, or 3,162,500 shares if the underwriter’s over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price.
      The underwriters or a participating dealer will notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.
      Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right in their sole discretion to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.
      Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.
      Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.
Over-Allotment Option
      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 412,500 additional shares of our common stock from us at this offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered.
Lock-up Agreements
      Our stockholders, option holders and warrant holders holding over 99% of our fully diluted equity have agreed that such holders will not, without the prior written consent of WR Hambrecht + Co, subject to certain permitted exceptions, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants to purchase common stock, for a period after the date of this prospectus equal to: (i) 18 months for our Chief Executive Officer, (ii) 12 months for each of our executive officers other than our Chief Executive Officer and (iii) 180 days for each stockholder, option holder or warrant holder other than our Chief Executive

Officer and our executive officers. However, shares acquired in this offering or after its conclusion by signatories to the lock-up agreement are subject to a lock-up period expiring 90 days after the date of this prospectus. WR Hambrecht + Co may extend the applicable restricted period for up to an additional 20 days if:

•	we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period; or

•	if during the period that begins on the date that is 15 days before the last day of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs.
Short Sales, Stabilizing Transactions and Penalty Bids
      In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters’ overallotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of this offering.
      The underwriters may also impose a penalty bid. This occurs when an underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of the other underwriters in stabilizing or short covering transactions.
      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
      WR Hambrecht + Co, Legg Mason Wood Walker, Incorporated and Susquehanna Financial Group, LLLP currently intend to act as market makers for the common stock following this offering. However, they are not obligated to do so and may discontinue any market making at any time.
Indemnity
      The underwriting agreement provides that we and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS
      Hogan & Hartson L.L.P. will pass upon the validity of the common stock offered hereby. Certain legal matters will be passed upon for Avalon by Schmeltzer, Aptaker & Shepard, P.C. A shareholder of Schmeltzer, Aptaker & Shepard, P.C. purchased and owns (1) 25,000 shares of our Series B preferred stock, which will convert into 5,512 shares of our common stock upon the closing of this offering, and (2) a convertible note in the principal amount of $5,836, which will convert into 559 shares of our common stock upon the closing of this offering, all of which in total represent less than 1% of our common stock. Certain legal matters will be passed upon for the underwriters by Venable LLP.
EXPERTS
      Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited our financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and the period from November 10, 1999 (inception) to December 31, 2004, as set forth in their report appearing elsewhere herein which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is www.sec.gov.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.avalonrx.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

AVALON PHARMACEUTICALS, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of June 30, 2005 (unaudited) and December 31, 2004 and 2003	F-3
Statements of Operations for the six months ended June 30, 2005 and 2004 (unaudited) and the years ended December 31 2004, 2003 and 2002 and for the period from inception (November 10, 1999) through December 31, 2004
F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002 and for the period from inception (November 10, 1999) through December 31, 2004
F-5
Statements of Cash Flows for the six months ended June 30, 2005 and 2004 (unaudited) and the years ended September 30, 2004, 2003 and 2002 and for the period from inception (November 10, 1999) through December 31, 2004
F-7
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Avalon Pharmaceuticals, Inc.
      We have audited the accompanying balance sheets of Avalon Pharmaceuticals, Inc. (a development-stage company) as of December 31, 2004 and 2003, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004, and the period from November 10, 1999 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Pharmaceuticals, Inc. (a development-stage company) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, and the period from November 10, 1999 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
McLean, Virginia
March 11, 2005, except for
  Note 14, as to which the date
  is September 9, 2005.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
BALANCE SHEETS

		December 31,
	June 30,
	2005	2004	2003

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,338,776	$2,251,385	$5,047,021
Short-term marketable securities	1,103,639	5,807,683	12,734,226
Accounts receivable	487,846	257,801	500,000
Interest receivable	82,905	161,440	270,840
Prepaid expenses	279,421	253,010	343,649
Deposits	102,046	102,046	115,072

Total current assets	5,394,633	8,833,365	19,010,808
Property and equipment, net	12,051,740	13,397,669	16,061,019
Long-term marketable securities	—	149,621	3,238,931
Restricted cash and securities	5,813,196	6,100,000	6,700,000
Deposits	205,162	306,139	404,485
Deferred financing costs	950,778	505,141	639,885

Total assets	$24,415,510	$29,291,935	$46,055,128

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$861,860	$379,185	$315,783
Accrued liabilities	265,158	198,240	267,504
Payable to Vertex	2,000,000	—	—
Deferred revenue	1,892,365	—	500,000
Current portion on long term debt	2,544,469	2,710,398	2,627,951

Total current liabilities	7,563,852	3,287,823	3,711,238
Deferred rent	457,922	446,337	405,004
Long-term debt, net of current portion	9,133,219	10,919,599	13,606,464
Series B purchase stock warrants	807,470	1,111,281	1,718,905
Series A redeemable convertible preferred stock; $0.01 par value; 6,000,000 shares authorized; 5,577,500 shares issued and outstanding at June 30, 2005 and at December 31, 2004 and 2003 (aggregate liquidation preference of $11,155,000 at June 30, 2005 and at December 31, 2004 and 2003)	11,155,000	11,155,000	11,155,000
Series B redeemable convertible preferred stock; $0.01 par value; 23,000,000 shares authorized; 20,126,997 shares issued and outstanding at June 30, 2005 and at December 31, 2004 and 2003 (aggregate liquidation preference of $70,999,994 at June 30, 2005 and at December 31, 2004 and 2003)	69,083,816	68,343,004	66,893,736
Stockholders’ deficit:
Common stock, $0.01 par value; 60,000,000 shares authorized; 129,792 shares issued and outstanding at June 30, 2005; 128,691 shares issued and outstanding at December 31, 2004; 127,184 shares issued and outstanding at December 31, 2003	1,298	1,287	1,272
Paid in capital	165,687	9,008	8,903
Deferred stock compensation	(278,604)	—	—
Convertible notes	5,188,603	—	—
Other comprehensive income	(15,012)	(32,346)	8,822
Deficit accumulated during the development stage	(78,847,741)	(65,949,058)	(51,454,216)

Total stockholders’ deficit	(73,785,769)	(65,971,109)	(51,435,219)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$24,415,510	$29,291,935	$46,055,128

See accompanying notes.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Six months ended					Period from
	June 30,		Years ended December 31,			November 10, 1999
						(inception) to
	2005	2004	2004	2003	2002	June 30, 2005

	(unaudited)
Revenues	$—	$750,000	$1,900,000	$100,000	$—	$2,320,000
Costs and expenses:
Research and development	10,012,904	5,341,808	10,679,604	12,510,400	12,832,348	58,443,691
General and administrative	2,449,736	2,148,984	4,324,879	4,567,419	4,434,094	20,736,311

Total costs and expenses	12,462,640	7,490,792	15,004,483	17,077,819	17,266,442	79,180,002

Loss from operations	(12,462,640)	(6,740,792)	(13,104,483)	(16,977,819)	(17,266,442)	(76,860,002)
Other income (expense):
Interest income	161,908	171,200	327,089	677,961	1,156,815	3,005,654
Interest expense	(601,927)	(448,604)	(889,654)	(701,261)	(51,605)	(2,519,205)
Other	222,476	5,250	8,360	(74,831)	5,000	197,690

Total other income (expense):	(217,543)	(272,154)	(554,205)	(98,131)	1,110,210	684,139

Net loss	$(12,680,183)	$(7,012,946)	$(13,658,688)	$(17,075,950)	$(16,156,232)	$(76,175,863)
Accretion of redeemable convertible preferred stock issuance costs	(740,814)	(724,633)	(1,449,268)	(1,449,268)	(1,401,329)	(5,332,012)

Net loss attributed to common stockholders	$(13,420,997)	$(7,737,579)	$(15,107,956)	$(18,525,218)	$(17,557,561)	$(81,507,875)

Net loss attributed to common stockholders per common share — basic and diluted	$(103.92)	$(60.30)	$(117.65)	$(146.29)	$(139.61)	$(644.72)

Weighted average number of common share — basic and diluted	129,147	128,317	128,417	126,630	125,757	126,423
See accompanying notes.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

					Stockholders’ deficit

	Redeemable convertible preferred stock
											Deficit
											accumulated
	Series A		Series B		Common stock			Additional	Deferred	Other	during the	Total
							Convertible	paid-in	stock	comprehensive	development	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	notes	capital	compensation	income	stage	deficit

Balance at November 10, 1999 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of founders’ stock during December 1999; $0.01 per share	—	—	—	—	125,000	1,250	—	8,750	—	—	—	10,000
Issuance of Series A preferred stock during December 1999; $2.00 per share	1,500,000	3,000,000	—	—	—	—	—	—	—	—	—	—
Issuance of Series A preferred stock for services	500,000	1,000,000	—	—	—	—	—	—	—	—	—	—
Dividends on Series A preferred stock	—	1,753	—	—	—	—	—	—	—	—	(1,753)	(1,753)
Net loss	—	—	—	—	—	—	—	—	—	—	(7,767)	(7,767)

Balance at December 31, 1999	2,000,000	4,001,753	—	—	125,000	1,250	—	8,750	—	—	(9,520)	480
Issuance of Series A preferred stock during January 2000 – July 2000; $2.00 per share	3,577,500	7,155,000	—	—	—	—	—	—	—	—	—	—
Issuance of common stock to employee upon exercise of stock options	—	—	—	—	125	1	—	199	—	—	—	200
Dividends on Series A preferred stock	—	695,550	—	—	—	—	—	—	—	—	(695,550)	(695,550)
Net loss	—	—	—	—	—	—	—	—	—	—	(5,343,045)	(5,343,045)

Balance at December 31, 2000	5,577,500	11,852,303	—	—	125,125	1,251	—	8,949	—	—	(6,048,115)	(6,037,915)
Reversal of accrued dividends	—	(697,303)	—	—	—	—	—	—	—	—	697,303	697,303
Issuance of Series B preferred stock during 2001; $3.5276 per share; net of financing costs of $4,172,406	—	—	17,935,332	59,096,269	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock in exchange for notes payable and accrued interest	—	—	1,730,307	6,103,833	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	—	—	—	68,776	(68,776)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	24,061	—	—	24,061
Net loss	—	—	—	—	—	—	—	—	—	—	(11,253,998)	(11,253,998)

Balance at December 31, 2001	5,577,500	11,155,000	19,665,639	65,200,102	125,125	1,251	—	77,725	(44,715)	—	(16,604,810)	(16,570,549)
Issuance of Series B preferred stock during 2002; $3.5276 per share; net of financing costs of $51,935	—	—	177,880	575,557	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock for services	—	—	283,478	999,997	—	—	—	—	—	—	—	—
Series B issuance costs	—	—	—	(2,732,517)	—	—	—	—	—	—	—	—
Amortization of Series B offering costs	—	—	—	874,002	—	—	—	(82,293)	—	—	(791,709)	(874,002)
Amortization of Series B purchase stock warrant	—	—	—	527,327	—	—	—	—	—	—	—	—
Issuance of common stock to employee upon exercise of stock options	—	—	—	—	829	8	—	1,880	—	—	—	1,888
Deferred stock compensation	—	—	—	—	—	—	—	11,505	(11,505)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	18,326	—	—	18,326
Net loss	—	—	—	—	—	—	—	—	—	—	(16,156,232)	(16,156,232)
Net unrealized gain on available for sale securities	—	—	—	—	—	—	—	—	—	192,445	—	192,445

Comprehensive loss												(15,963,787)

Balance at December 31, 2002	5,577,500	11,155,000	20,126,997	65,444,468	125,954	1,260	—	8,816	(37,894)	192,445	(33,552,751)	(33,388,124)
Issuance of common stock to employee upon exercise of stock options	—	—	—	—	1,230	12	—	3,314	—	—	—	3,326
Deferred stock compensation	—	—	—	—	—	—	—	950	(950)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	38,844	—	—	38,844
Amortization of Series B offering costs	—	—	—	874,002	—	—	—	(48,487)	—	—	(825,515)	(874,002)
Amortization of Series B purchase stock warrants	—	—	—	575,266	—	—	—	44,310	—	—	—	44,310
Net loss	—	—	—	—	—	—	—	—	—	—	(17,075,950)	(17,075,950)
Net unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	(183,623)	—	(183,623)

Comprehensive loss												(17,259,573)

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (continued)

	Redeemable convertible preferred stock				Stockholders’ deficit

											Deficit
											accumulated
	Series A		Series B		Common stock			Additional	Deferred	Other	during the	Total
							Convertible	paid-in	stock	comprehensive	development	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	notes	capital	compensation	income	stage	deficit

Balance at December 31, 2003	5,577,500	11,155,000	20,126,997	66,893,736	127,184	1,272	—	8,903	—	8,822	(51,454,216)	(51,435,219)

Issuance of common stock to employee upon exercise of stock options	—	—	—	—	1,506	15	—	2,595	—		—	2,610

Stock compensation expense	—	—	—	—	—	—	—	3,000	—		—	3,000

Amortization of Series B offering costs	—	—	—	874,002	—	—	—	(37,848)	—		(836,154)	(874,002)

Amortization of Series B purchase stock warrant	—	—	—	575,266	—	—	—	32,358	—		—	32,358

Net loss	—	—	—	—	—	—	—	—	—	—	(13,658,688)	(13,658,688)

Net unrealized gain on available for sale securities							—			(41,166)	—	(41,168)

Comprehensive loss												(13,699,856)

Balance at December 31, 2004	5,577,500	11,155,000	20,126,997	68,343,004	128,690	1,287	—	9,008	—	(32,346)	(65,949,058)	(65,971,109)

Issuance of common stock to employee upon exercise of stock options (unaudited)	—	—	—	—	1,102	11	—	3,314	—		—	3,325

Deferred stock compensation (unaudited)	—	—	—	—	—	—	—	371,865	(371,865)	—	—	—

Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	—	—	93,261	—	—	93,261

Proceeds from convertible notes financing (unaudited)	—	—	—	—	—	—	5,188,603	—	—	—	—	5,188,603

Amortization of Series B offering costs (unaudited)	—	—	—	437,000	—	—	—	(218,500)	—	—	(218,500)	(437,000)

Amortization of Series B purchase stock warrant (unaudited)	—	—	—	303,812	—	—	—	—	—	—	—	—

Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(12,680,183)	(12,680,183)

Net unrealized gain on available for sale securities (unaudited)	—	—	—	—	—	—	—	—	—	17,334	—	17,334

Net comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(12,662,849)

Balance at June 30, 2005 (unaudited)	5,577,500	11,155,000	20,126,997	69,083,816	129,792	1,298	5,188,603	165,687	(278,604)	(15,012)	(78,847,741)	(73,785,769)

See accompanying notes.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Six months ended					Period from
	June 30,		Years ended December 31,			November 10, 1999
						(inception) to
	2005	2004	2004	2003	2002	June 30, 2005

	(unaudited)
Operating activities
Net loss	$(12,680,183)	$(7,012,946)	$(13,658,688)	$(17,075,950)	$(16,156,232)	$(76,175,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,351,455	1,382,662	2,767,781	2,436,714	1,094,054	8,276,580
Amortization	199,738	235,625	384,563	286,872	22,269	676,250
Warrant amortization	—	—	32,358	44,310	—	76,668
Non-cash interest expense	162,143	—	—	—	—	162,143
Non-cash stock compensation expense	93,261	—	3,000	38,844	18,326	257,264
Issuance of preferred stock for services	—	—	—	—	999,997	1,999,997
Loss on disposal of assets	—	—	5,353	79,955	—	86,223
Amortization of premium on investments	—	—	527,545	797,598	—	1,325,143
Changes in operating assets and liabilities:
Prepaid expenses	(26,410)	(120,874)	90,639	567,478	(98,610)	(279,420)
Receivable and other current assets	(50,533)	380,275	266,270	817,286	(296,173)	428,262
Other assets	—	—	213,418	(404,485)	(585,511)	(865,905)
Accounts payable	482,674	227,904	63,402	(2,407,704)	1,512,176	895,609
Accrued liabilities	66,918	(92,238)	(69,264)	(178,324)	374,610	265,158
Payable to Vertex	2,000,000	—	—	—	—	2,000,000
Deferred revenue	1,892,365	(250,000)	(500,000)	—	—	1,463,583
Deferred rent	11,586	21,469	41,332	112,577	292,427	457,922

Net cash used in operating activities	(6,496,986)	(5,228,123)	(9,832,291)	(14,884,829)	(12,822,667)	(58,950,386)

Investing activities
Purchases of marketable securities	—	—	(19,972,008)	(28,222,842)	(35,817,311)	(105,169,475)
Proceeds from sale of marketable securities	5,157,802	5,436,982	30,002,133	35,981,250	25,354,388	96,950,066
Purchases of property and equipment	(5,527)	(84,958)	(109,782)	(7,487,670)	(9,262,145)	(20,448,293)
Proceeds from notes receivable from officer	—	—	—	—	56,431	—

Net cash provided by (used in) investing activities	5,152,275	5,352,024	9,920,343	270,738	(19,668,637)	(28,667,702)

Financing activities
Principal payments on line of credit	(752,309)	(682,524)	(1,428,128)	(1,865,291)	(864,154)	(5,433,221)
Proceeds from borrowings on line of credit	—	—	—	2,014,674	3,535,340	7,550,014
Proceeds from the issuance of common stock	3,325	98	2,610	3,326	1,888	21,349
Proceeds from borrowings on notes payable	—	—	—	—	—	6,000,000
Repayments of borrowings on bond payable	(1,200,000)	(1,200,000)	(1,200,000)	12,000,000	—	9,600,000
Deferred financing costs	(129,035)	288,006	(258,170)	(825,717)	(92,255)	(1,563,347)
Proceeds from issuance convertible notes	5,026,460	—				5,026,460
Proceeds from the issuance of preferred stock, net	—	—	—	—	575,557	69,826,826

Net cash provided by (used in) financing activities	2,948,441	(1,594,420)	(2,883,688)	11,326,992	3,156,376	91,028,081

Net increase (decrease) in cash and cash equivalents	1,087,391	(2,046,531)	(2,795,636)	(3,287,099)	(29,334,928)	3,409,994
Cash and cash equivalents at beginning of period	2,251,385	5,047,021	5,047,021	8,334,120	37,669,048	—

Cash and cash equivalents at end of period	$3,338,776	$3,000,490	$2,251,385	$5,047,021	$8,334,120	$3,409,994

Supplemental information
Cash paid for interest	$601,927	$448,604	$473,030	$467,028	$183,919	$1,390,539

See accompanying notes.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
1.     Organization
      Avalon Pharmaceuticals, Inc. (the Company), was incorporated on November 10, 1999, under the laws of the state of Delaware. Avalon Pharmaceuticals, Inc. is a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer.
      Inherent in the Company’s business are various risks and uncertainties, including its limited operating history, the fact that the Company’s technologies are new and may not allow the Company or its customers to develop commercial products, regulatory requirements associated with drug development efforts, and the intense competition in the pharmaceutical industry. The Company’s success depends, in part, upon its prospective drug discovery and development efforts, the acceptance of the Company’s technology by the marketplace including potential collaborators, and raising additional capital.

2.	Management’s Plans as to Continuing as a Going Concern
      The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred, and continues to incur, significant losses from operations. In addition, the Company needs to raise additional capital to continue its business operations and fund deficits in operating cash flow. The Company plans to raise additional capital to finance the development of its business operations.
      The Company’s ability to continue as a going concern is dependent on its success at raising additional capital sufficient to meet its obligations on a timely basis, and to ultimately attain profitability. Management is actively engaged in raising capital through a planned common stock financing, and is confident of its ability to raise the necessary funds for the Company’s growth and development activities. There is no assurance that the Company will raise sufficient capital to continue its operations for the next 12 months.
      In the event the Company is unable to successfully raise additional capital, it is unlikely that the Company will have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in the event new financing is not obtained, the Company will likely reduce general and administrative expenses and delay research development projects as well as further acquisition of scientific equipment and supplies until it is able to obtain sufficient financing to do so.
      These factors could significantly limit the Company’s ability to continue as a going concern. The balance sheets do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3.	Summary of Significant Accounting Policies

Unaudited Financial Information
      The accompanying unaudited interim balance sheet as of June 30, 2005, the statements of operations and cash flows for the six months ended June 30, 2005 and 2004 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2005 are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the six months ended June 30, 2005 and 2004. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. All references to June 30, 2005 or to the six months ended June 30, 2005 and 2004 in the notes to the financial statements are unaudited.

Development-Stage Company
      The Company is a development-stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The Company is considered a development-stage company because it devotes most of its efforts to raising capital, research, and development and has not generated significant recurring revenues.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of money market funds and commercial paper. The Company maintains cash balances with financial institutions in excess of insured limits. The Company does not anticipate any losses with such cash balances.

Marketable Securities
      Marketable securities consist primarily of corporate debt securities with various maturities. Management classifies the Company’s marketable securities as available-for-sale. Such securities are stated at market value, with the unrealized gains and losses included as accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on securities available for sale, if any, are included in operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value. The impairment is charged to earnings, and a new cost basis for the security is established. Dividend and interest income are recognized when earned.
      The cost of securities sold is calculated using the specific identification method. As of December 31, 2004 and 2003, the cost basis of marketable securities was $12,089,650 and $22,664,335, respectively.

Property and Equipment
      Property and equipment is stated at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of assets, generally three to five years for equipment and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the life of the lease or the related asset. Maintenance and repairs are charged to expense as incurred.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Property and equipment consisted of the following:

	June 30		December 31,

	2005	2004	2004	2003

	(unaudited)
Scientific equipment	$6,269,243	$6,253,428	$6,268,194	$6,180,489
Computer equipment	1,233,593	1,237,682	1,229,116	1,229,994
Leasehold improvements	12,092,816	12,089,900	12,092,816	12,078,969
Furniture and fixtures	439,679	439,679	439,679	439,679

	20,035,331	20,020,689	20,029,805	19,929,131
Less accumulated depreciation	7,983,591	5,251,073	6,632,136	3,868,112

Property and equipment, net	$12,051,740	$14,769,616	$13,397,669	$16,061,019

      Depreciation expense related to property and equipment was $2,767,781, $2,436,714 and $1,094,054 for the years ended December 31, 2004, 2003, and 2002, respectively. Depreciation expense related to property and equipment was $1,351,455 and $1,382,662 for the six months ended June 30, 2005 and 2004, and $8,276,580 on a cumulative basis since inception.

Deferred Financing Costs
      Deferred financing costs consist primarily of costs incurred related to the procurement of funding to finance leasehold improvements and equipment. These costs are deferred and amortized over the term of the related financing agreement using the effective interest method.

Revenue Recognition
      During 2004, the Company recognized revenue from its collaboration partner for work performed and milestones achieved during 2004. During 2003, the Company signed an agreement for a feasibility study that was executed and completed in 2003. Prior to 2003, revenue had been derived from providing target genes to a single customer. Corporate revenues may include receipt of non-refundable license fees, milestone payments and research & development payments. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collection is reasonably assured. Payments received in advance of work performed are recorded as deferred revenue and recognized ratably over the performance period. Milestone payments are recognized as revenue in an amount commensurate with the level of effort expended when the milestones are achieved, contract partner acknowledges completion of the milestone, no further performance obligations exist as defined in the agreements, collection is reasonably assured and substantive effort was necessary to achieve the milestone.

Research and Development Costs
      The Company expenses its research and development costs as incurred.

Income Taxes
      Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Restricted Cash and Investments
      In accordance with the terms of a financing arrangement discussed in Note 5, the Company established an investment account, which is pledged as collateral for a letter of credit. The issuer of the letter of credit, a bank, maintains the investment account. The bank’s security interest in the account cannot exceed the minimum required cash collateral amount, which as of December 31, 2004 and 2003, was defined as an adjusted market value of $6.1 million and $6.7 million, respectively. This collateral agreement defines adjusted market value as the product of the fair market value of each permitted investment by a defined percentage ranging from 60% to 100%, depending on the nature of the permitted investment. The minimum cash collateral amount automatically decreases each April 1 as specified in the collateral agreement. The minimum cash collateral amount will increase 5% of the stated amount of the letter of credit if the Maryland Industrial Development Financing Authority (MIDFA) reduces the amount of insurance on the letter of credit.

Stock-Based Compensation
      The Company recognizes expense for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed. Disclosures regarding alternative fair values of measurement and recognition methods prescribed by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), are presented in Note 7.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	Six months ended
	June 30,		December 31,

	2005	2004	2004	2003	2002

Actual net loss attributable to common stockholders:
As reported	$(13,420,997)	$(7,737,579)	$(15,107,956)	$(18,525,218)	$(17,557,561)
Add: Stock compensation included in reported net loss attributable to common stockholders	93,261	—	3,000	38,844	18,326
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(120,412)	(80,876)	(126,011)	(208,285)	(311,109)

Pro forma net loss attributable to common stockholders	$(13,448,148)	$(7,818,455)	$(15,230,967)	$(18,694,659)	$(17,850,344)

Net loss attributable to common stockholder per common share:
Basic and diluted — as reported	$(103.92)	$(60.30)	$(117.65)	$(146.29)	$(139.61)
Basic and diluted — pro forma	$(104.13)	$(60.93)	$(118.61)	$(147.63)	$(141.94)
Weighted average number of common shares — basic and diluted	129,147	128,317	128,417	126,630	125,757
      The effect of applying SFAS No. 123 on a pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in future years.

Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share
      Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Mandatorily redeemable convertible preferred stock, stock options, and warrants were not considered in the computation of diluted net loss attributable to common stockholders per common share for the periods presented, as their effect is antidilutive.

Comprehensive Loss
      SFAS No. 130, Reporting Comprehensive Income, requires the presentation of comprehensive income or loss and its components as part of the financial statements. For the years ended December 31, 2004, 2003, and 2002, the Company’s net loss plus its unrealized gains (losses) on available-for-sale securities reflects comprehensive loss.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments and Concentration of Credit Risk
      The fair value of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued liabilities have approximated their carrying amounts due to the relatively short maturity of these items. The fair value of debt approximated its carrying amount as of December 31, 2004 and 2003, based on rates currently available to the Company for debt with similar terms and remaining maturities. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and marketable securities. Management believes the risks associated with its financial instruments are minimal, due to its policy of investing in highly rated securities.

Segment Information
      The Company currently operates in one business segment, which is the development and commercialization of pharmaceutical products through its unique and proprietary drug discovery process. The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. The Company does not operate separate lines of business with respect to its products or product candidates. Accordingly, the Company does not have separately reportable segments as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments at fair value, including employee stock options, effective for the interim or annual periods beginning after June 15, 2005 for public entities and January 1, 2006 for private companies. SFAS 123R provides two adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date.
      Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used under SFAS 123. The second method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied.
      The full impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss attributable to common stockholders and basic and diluted loss per share in Note 3 to the financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

4.	Marketable Investments
      Marketable investments held by the Company were as follows as of December 31:

	2004			2003

		Unrealized			Unrealized
	Amortized	gains		Amortized	gains
Available for sale	cost	(losses)	Fair value	cost	(losses)	Fair value

Investments
U.S. Treasury and agencies	$1,072,372	$(492)	$1,071,880	$894,655	$616	$895,271
Corporate debt securities	4,905,149	(19,725)	4,885,424	15,071,816	6,070	15,077,886

	5,977,521	(20,217)	5,957,304	15,966,471	6,686	15,973,157

Restricted investments
Cash and cash equivalents	198,096	—	198,096	2,680,565	(2,977)	2,677,588
U.S. Treasury and agencies	4,613,026	(3,701)	4,609,325	1,505,989	4,995	1,510,984
Corporate debt securities	1,301,007	(8,428)	1,292,579	2,511,310	118	2,511,428

	6,112,129	(12,129)	6,100,000	6,697,864	2,136	6,700,000

	$12,089,650	$(32,346)	$12,057,304	$22,664,335	$8,822	$22,673,157

      The following table summarizes maturities of the Company’s investments at December 31:

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value

Less than one year	$11,685,737	$11,658,316	$18,119,314	$18,124,954
Due in one to two years	403,913	398,988	4,545,021	4,548,203

Total	$12,089,650	$12,057,304	$22,664,335	$22,673,157

5.	Debt
      Notes and bond payable consisted of the following:

	December 31,

	2004	2003

Maryland Industrial Development Financing Authority Taxable Variable Rate Demand Revenue Bond	$10,800,000	$12,000,000
Equipment financing	2,869,103	4,297,231

	13,669,103	16,297,231
Less current portion	(2,710,398)	(2,627,951)
Less discount related to warrants	(39,106)	(62,816)

Long-term debt	$10,919,599	$13,606,464

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Maryland Industrial Development Financing Authority (MIDFA) Taxable Variable Rate Demand Revenue Bond
      In April 2003, the Company entered into a series of agreements with MIDFA and a bank in order to finance the build out of its corporate headquarters and research facility located in Germantown, Maryland. MIDFA sold bonds in the amount of $12.0 million. The proceeds of the bond sale were put in trust to reimburse the Company for the costs it incurred for the build out of the facility. The Company is required to repay the trust $1.2 million annually for these borrowings. The borrowing bears interest at a variable rate and matures on April 8, 2013. The weighted-average interest rate during 2004 and 2003 was 1.63% and 1.33%, respectively.
      The Company entered into an agreement with the bank to issue the trustee an irrevocable letter of credit to provide payment of the principal and interest of the bonds. The amount of the letter of credit changes annually, as principal payments are made. At December 31, 2004 and 2003, the letter of credit amount was $10,977,534 (consisting of $10.8 million of principal and $177,534 in interest) and $12,197,260 (consisting of $12.0 million of principal and $197,260 in interest), respectively. For purposes of the letter of credit, interest is computed at 50 days at an assumed maximum rate of interest of 12% per annum. The letter of credit expires the earlier of April 8, 2008, or the date bonds have been paid in full. The Company granted the bank a security interest in certain facility improvements, the equipment financed, and the collateral described in Note 3. The Company will pay the bank an annual fee of 1.90% of the outstanding stated amount of the letter of credit. The annual fee approximated $211,000 and $235,000 for the years ended December 31, 2004 and 2003, respectively. The Company is also required to pay the bank $1,200 for each year until the letter of credit expires. The principal portion of the letter of credit shall be reduced $1.2 million on each anniversary of the closing date through April 1, 2007. Pursuant to the terms of the agreements, the Company is required to meet certain financial and nonfinancial covenants, including maintaining minimum cash balances and net worth ratios.
      In August 2005, the Company entered into a modification agreement with MIDFA and the bank. See Note 14.

Equipment Financing
      The Company had a line of credit agreement that provided for borrowings up to $2.0 million. Each draw was treated as a separate promissory note, bearing interest between 9.51% and 12.44% over a 36-month term. The applicable equipment, fixtures, and personal property financed provide collateral for the borrowings. The Company repaid all borrowings under this arrangement in 2004.
      In 2001, the Company issued the lender warrants to purchase 20,000 shares of the Company’s Series B Preferred Stock (the Series B Preferred Stock). The warrants are exercisable for $3.53 per share and expire on May 14, 2011. The fair value of the warrants issued was estimated at the date of grant using the Black-Scholes option-pricing model. The fair value of the warrants of $48,000 was recorded as deferred financing costs and was amortized into interest expense over the term of the line of credit.
      The Company entered into a second line of credit agreement that provides for borrowing up to $7.0 million. No draws were made during 2004, and the availability of the credit line has elapsed. Each draw is treated as a separate promissory note. These notes bear interest between 7.09% and 8.68% over terms of 36 to 48 months. The applicable equipment, fixtures, and personal property financed provide collateral for the borrowings.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      In conjunction with its draws on the second line of credit, the Company issued the lender warrants to purchase shares of the Company’s Series B Preferred Stock with a per share exercise price of $3.53. The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model. The fair value of the warrants was recorded as a debt discount to the applicable draw and is amortized into interest expense over the term of the applicable draw. Additional information with respect to these warrants is as follows:

Number of
shares	Expiration	Fair value

14,943	August 2009	$32,426
10,095	December 2009	$21,906
10,373	June 2010	$22,509
3,895	December 2010	$8,452
      For the years ended December 31, 2004, 2003, and 2002, the Company incurred interest expense of $889,654, $701,261, and $51,605 net of interest capitalized of $0, $88,228, and $150,223, respectively. Interest expense was $1,917,277, net of interest capitalized of $238,451, on a cumulative basis since inception.
      Future minimum principal payments on all debt are as follows at December 31:

2005	$2,710,398
2006	2,229,783
2007	1,518,002
2008	1,210,920
2009	1,200,000
Thereafter	4,800,000

$13,669,103

6.	Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock
      From December 1999 through July 2000, the Company issued 5,577,500 shares of Series A Redeemable Convertible Preferred Stock (the Series A Preferred Stock) for net proceeds of $11,155,000. In conjunction with the sale of the Series B Preferred Stock, the Series A preferred stockholders’ retroactively revoked their right to receive cumulative dividends. In the event of any liquidation, dissolution, or winding up of the Company, the Series A preferred stockholders have a liquidation preference senior to the common stockholders and are entitled to receive $2.00 per share plus unpaid declared dividends.
      In October 2006, the holders of the Series A Preferred Stock have the right to call their shares for redemption based upon the request of at least 60% of the then-outstanding shares of Series A Preferred Stock. The redemption would take place in three equal amounts in October 2006, February 2007, and February 2008. The redemption price, subject to certain equitable adjustments and antidilution protections, shall be equal to $2.00 per share, plus all accrued but unpaid dividends. No share of Series A Preferred Stock can be redeemed unless all shares of Series B Preferred Stock are redeemed first.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The holders of Series A Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion rate, as defined. The initial conversion ratio is one common share for each Series A preferred share, which is adjusted for certain dilutive events, as defined. The Series A Preferred Stock will automatically convert into common stock at the then-applicable conversion ratio upon the written election of at least 60% of the then-outstanding shares of Series A Preferred Stock or upon a public offering of the Company’s common stock resulting in aggregate proceeds greater than $15.0 million and a price per share of at least $6.00.

Series B Redeemable Convertible Preferred Stock
      From October 2001 to February 2002, the Company issued 19,843,519 shares of Series B Preferred Stock at $3.53 for $65.8 million, net of issuance costs, consisting of cash of approximately $59.7 million and conversion of the principal and related accrued interest on approximately $6.1 million of notes payable.
      The holders of the Series B Preferred Stock are entitled to receive noncumulative dividends at the rate of $.28 per share per annum, when and if declared by the Board of Directors. Dividends in excess of this amount shall be distributed ratably among all holders of the Series B, Series A and common stock as if all shares had been converted to common stock. In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Stock have a liquidation preference senior to all other classes of stock and are entitled to receive $3.53 per share plus declared and unpaid dividends. Any remaining assets available for distribution, subsequent to the liquidation payments to Series A and Series B Preferred stockholders, shall be distributed ratably among the holders of the Series B and common stockholders as if all shares had been converted to common stock.
      In October 2006, the holders of the Series B Preferred Stock have the right to call for redemption of their shares based upon the request of at least 60% of the then-outstanding shares of Series B Preferred Stock. The redemption price, subject to certain equitable adjustments and antidilution protections, shall be the greater of $3.5276 per share, plus all accrued but unpaid dividends or 110% of the fair market value of a share of Series B Preferred Stock, as defined, at the time of issuance. The Company is accreting the value of the Series B purchase stock purchase warrants by increasing the Series B Preferred Stock from the date of issuance to the initial redemption date of the Series B preferred stock.
      The holders of Series B Preferred Stock have the right to convert such shares, at their option and at any time, into shares of common stock at the then-applicable conversion ratio, as defined. The initial conversion rate is one common share for each Series B preferred share, which is adjusted for certain dilutive events, as defined. The Series B Preferred Stock will automatically convert into common stock at the then-applicable conversion ratio upon the written election of at least 60% of the then-outstanding shares of Series B Preferred Stock or upon a public offering of the Company’s common stock resulting in aggregate proceeds of at least $40.0 million and a price per share of at least $7.0552. The terms of the Series B Preferred Stock, including the conversion rate, were changed by action of the stockholders on May 3, 2005. See Note 14.
      The holders of the Series A and Series B Preferred Stock are entitled to the whole number of votes equal to the number of shares of common stock into which such shares could be converted, as defined. The Company reserved 5,140,899 shares of common stock for the potential conversion of the Series A and Series B Preferred Stock as of December 31, 2004, 2003, and 2002.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      During 2002, the Company issued warrants for the purchase of 1,543,795 shares of Series B Preferred Stock to the Series B Preferred Stock placement agent. The warrants have a per-share exercise price of $3.53 and will expire on February 6, 2007, if unexercised. The fair value of the warrants of $2,732,517 was estimated at the date of grant using the Black-Scholes option-pricing model. The fair value of the warrants was netted against the proceeds from the Series B Preferred Stock.

7.	Stockholders’ Deficit

Common Stock
      Holders of common stock are entitled to one vote per share in all matters voted upon by the stockholders and have no right to accumulate votes in the election of directors. Holders of common stock are entitled to receive ratably such dividends, when and if declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution, or winding up of the Company, the holders of common stock and Series B Preferred Stock are entitled to receive ratably the net assets of the Company after payment of all debts and other liabilities and subject to the prior rights of any Preferred Stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights, nor are there sinking fund provisions applicable to the common stock.

Stock Options
      The Company adopted the Avalon Pharmaceuticals, Inc. 1999 Stock Incentive Plan (the 1999 Plan) to provide for the granting of stock awards, such as stock options, restricted common stock, and stock appreciation rights to employees, directors, and other individuals as determined by the Board of Directors. The Company has reserved 624,143 shares of common stock to accommodate the exercise of options granted under the 1999 Plan.
      Stock options granted under the 1999 Plan may be either incentive stock options (ISOs) as defined by the Internal Revenue Code, or nonqualified stock options. The Board of Directors determines who will receive options under the 1999 Plan, the vesting period, and the exercise price. Options may have a maximum term of no more 10 years. The exercise price of ISOs granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant.
      In January 2004, the Company extended the exercise period for the vested options for employees terminated in the October 2003 staff reduction from 3 months to 18 months.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The Board of Directors determines the exercise price of options granted based on its own good faith judgment of fair value of the common stock on the grant date. The Board has not used any third party valuation firm to determine fair value. The Board employs a retrospective methodology to determine the fair value of its common stock. In the absence of a public trading market, and as a development-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each option grant date. These factors include: recent sales of the Company’s equity securities to third parties; consideration of the liquidation preference of the Company’s preferred stock, and the relative economic and control rights associated with the preferred stock; review of major Company milestones; and review of the liquidity of the common stock. Information on stock option grants during the period beginning January 1, 2004 and ended June 30, 2005 is as follows:

Grant	Options	Option	Aggregate		Fair
date	granted	price	option price	Vesting	value

02/03/04	25,000	$3.20	$80,000.00	5 yrs	$3.20
02/03/04	18,141	$3.20	$58,050.00	4 yrs	$3.20
02/09/04	1,875	$3.20	$6,000.00	Immediate	$3.20
04/06/04	125	$3.20	$400.00	4 yrs	$3.20
04/06/04	1,250	$3.20	$4,000.00	5 yrs	$3.20
08/03/04	375	$3.20	$1,200.00	5 yrs	$3.20
10/05/04	94	$3.20	$300.00	5 yrs	$3.20
12/07/04	125	$3.20	$400.00	4 yrs	$3.20
04/06/05	18,141	$6.40	$116,100.00	4 yrs	$6.40
04/06/05	6,250	$6.40	$40,000.00	Immediate	$6.40
05/09/05	1,875	$6.40	$12,000.00	5 yrs	$6.40
06/08/05	1,875	$6.40	$12,000.00	4 yrs	$6.40
06/06/05	3,125	$6.40	$20,000.00	5 yrs	$6.40
      All of the options listed in the table were originally granted at the then current fair market value of the Company’s common stock. In addition, since January 1, 2004 the Company has issued the following securities and/or effected the following changes to the terms of its outstanding capital stock:
      In February 2005, the Company completed a financing with its current investors pursuant to which the Company issued $4.8 million of unsecured convertible notes. Under the original terms of notes, the notes converted into equity upon the earliest to occur of the closing of certain qualified financing events (including an initial public offering) or at maturity in February 2006. In addition, the original terms of the notes provided that in the event of an initial public offering, the outstanding convertible notes automatically convert into such number of shares of common stock as is determined by dividing the outstanding principal amount of the convertible note, plus interest accrued through the date of closing of the initial public offering, by the per share public offering price of the initial public offering. In all other circumstances, the outstanding principal amount of the convertible notes, plus interest accrued, converted into either shares of a newly created class of preferred stock or shares of the class of security being issued in a subsequent qualified financing based on the fair market value of securities then being issued as determined in good faith by the Company’s Board of Directors. Pursuant to the February 2005 financing, investors also were entitled to receive warrants equal to 50% of the number of shares of new preferred stock or other securities issuable upon

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
conversion of the convertible notes. No estimate of the fair value of the Company’s equity was made in connection with this transaction since the financing provided that any valuation determination was to be deferred until the time of conversion. All participants were current preferred stock investors in the Company.
      In April 2005, the Company revised the terms of its convertible notes issued in February 2005 and issued an additional $0.2 million of convertible notes. Under the revised terms of the notes, all of the notes convert into equity upon the earliest to occur of an initial public offering, the sale of the Company, or January 1, 2006. Upon the closing of an initial public offering prior to January 1, 2006, any outstanding convertible notes will be automatically converted into such number of shares of common stock as is determined by dividing the outstanding principal amount of the convertible note, plus interest accrued through the date of closing of the initial public offering, by the per share public offering price of the initial public offering. In all other circumstances, the outstanding principal amount of the convertible note, plus interest accrued, will convert into shares of a new preferred security based on the fair market value of the new preferred as determined in good faith by the Company’s Board of Directors. Under the revised terms of the notes, the warrants were terminated. No estimate of the fair value of the Company’s equity was made in connection with this transaction since the financing provided that any valuation determination was to be deferred until the time of conversion. All additional participants were current preferred stock investors in the Company.
      On May 3, 2005, the Company amended its Amended and Restated Certificate of Incorporation. See Note 14 for additional information.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Additional information with respect to stock option activity is summarized as follows:

		Weighted-
		average
		exercise
	Shares	price

November 10, 1999 (inception)	—	$—
Granted	225,526	2.32
Exercised	(125)	1.60
Cancelled or expired	(1,125)	1.60

Outstanding at December 31, 2001	224,276	2.32

Granted	310,281	3.20
Exercised	(829)	3.20
Cancelled or expired	(790)	3.20

Outstanding at December 31, 2002	532,937	2.88

Granted	15,492	3.20
Exercised	(1,230)	2.72
Cancelled or expired	(32,183)	3.12

Outstanding at December 31, 2003	515,016	2.80

Granted	46,984	3.20
Exercised	(1,506)	1.76
Cancelled or expired	(4,715)	3.12

Outstanding at December 31, 2004	555,779	2.88

Granted	31,266	6.40
Exercised	(1,102)	3.04
Cancelled or expired	(24,251)	2.88

Outstanding at June 30, 2005	561,693	3.12

      Options exercisable were as follows, as of December 31:

		Weighted-
		average
	Number	exercise
	exercisable	price

2001	80,665	1.92
2002	175,925	2.48
2003	285,850	2.64
2004	388,463	2.80

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about stock options outstanding at December 31, 2004:

			Weighted-
		Weighted-	average		Weighted-
		average	remaining		average
Exercise	Number	exercise	contractual	Number	exercise
prices	outstanding	price	life	exercisable	price

$1.60	114,187	$1.60	5.5	106,603	$1.60
$3.20	441,592	$3.20	7.2	281,859	$3.20

	555,779			388,462

      The weighted-average fair value of options granted during 2004, 2003, and 2002 was $1.03, $1.02, and $1.01, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended December 31:

	2004	2003	2002

Volatility	56.1%	56.1%	52.5%
Dividend yield	0%	0%	0%
Average risk-free interest rate	3.41%	3.25%	4.4%
Expected term	5 years	5 years	5 years

Stock Warrants
      In August 2000, the Company issued warrants to its landlord to purchase 1,875 shares of common stock at $16 per share. The warrants expire in August 2010. In March 2001, the Company issued warrants to a vendor to purchase 31,250 shares of its common stock at $27.92 per share. The warrants expire on the earlier of the closing of the sale of all of the Company’s outstanding equity capital or the third anniversary of the initial public offering. The exercise prices of both warrants are subject to adjustment for certain dilutive events, as defined. The fair value of the warrants at the grant date was nominal.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Income Taxes
      For the years ended December 31, 2004, 2003, and 2002, there is no current provision for income taxes and the deferred tax benefit has been entirely offset by valuation allowances. The difference between the amounts of income tax benefit that would result from applying domestic federal statutory income tax rates to the net loss and the net deferred tax assets is related to certain nondeductible expenses, state income taxes, and the change in the valuation allowance.

	December 31

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$3,066,426	$3,441,977
Capitalized research and development expenses	14,023,376	12,966,264
Start-up costs	7,078,213	2,884,160
Deferred revenue	—	193,100
Deferred rent expense	172,375	—
Accrued payroll	49,520	50,079
Depreciation	140,754	—
Other	44,975	12,688
Deferred tax liabilities:
Depreciation	—	(405,495)
Valuation allowance	(24,575,639)	(19,142,773)

Net deferred tax assets	$—	$—

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards are available. Management considers projected future taxable income, the scheduled reversal of deferred tax liabilities, and available tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net operating loss carryforwards are available to reduce income taxes payable, management has established a full valuation allowance.
      The net operating loss carryforwards of approximately $8.0 million will begin to expire in various years beginning in 2021. The use of the Company’s net operating loss carryforwards may be restricted due to changes in Company ownership. Additionally, despite the net operating loss carryforwards, the Company may have a future tax liability due to an alternative minimum tax or state tax requirements. The Company paid no income taxes in 2004, 2003, or 2002.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The provision for income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to loss before provision for income taxes as a result of the following for the year ended December 31:

	2004	2003	2002

Federal tax at statutory rates	$(4,643,954)	$(5,805,823)	$(5,478,763)
State taxes, net of federal benefit	(630,082)	(786,253)	(741,462)
Change in valuation allowance	5,267,046	6,572,528	6,198,107
Permanent differences	6,990	19,548	22,118

Provision for income taxes	$—	$—	$—

9.	Related Party Transactions
      For the year ended December 31, 2004, the Company paid three members of the board of directors consulting fees totaling $128,556, and for the years ended December 31, 2003, and 2002, the Company paid two members of the board of directors consulting fees totaling $125,517, $124,813, and $124,850 respectively. The Company has paid $582,418 on a cumulative basis since inception to these members of the board of directors.
      In December 1999, the Company issued a $50,000 note to an officer. The note accrues interest at 6.2% per annum and was paid in full in 2002. The Company recorded interest income of $3,422 for the year ended December 31, 2002 and $9,853 on a cumulative basis since inception.

10.	Commitments and Contingencies
      The Company leased laboratory and office space under noncancelable operating lease agreements that expired in March 2003.
      In July 2002, the Company entered into a 10-year noncancelable operating lease agreement for office and laboratory space. The lease expires on February 1, 2012. This agreement contains an option to renew for two periods of 5 consecutive years. The lease contains a 3% annual escalation.
      Total rent expense for the years ended December 31, 2004, 2003, and 2002 was $1,299,635, $986,130, and $905,164, respectively, and $3,920,740 on a cumulative basis since inception. Future minimum rental payments on noncancelable leases at December 31, 2004 are as follows:

2005	$680,308
2006	700,717
2007	721,738
2008	743,391
2009	765,692
Thereafter	2,507,573

$6,119,419

      The Company entered into an agreement with a Series A and B preferred stockholder that requires the Company to repurchase any and all of the stockholder’s 125,000 shares of Series A Preferred Stock and 70,870 shares of Series B Preferred Stock, should the Company relocate its principal place of business outside the state of Maryland prior to March 2005 or if the Company or its executives are convicted of a felony. The repurchase price shall be equal to the greater of the fair market value of the shares, as defined, or 110% of the original purchase price.

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Collaborations
      The Company has entered into certain database access and software use agreements to facilitate its research activities. Under these agreements, the Company is obligated to pay annual access fees. One of these agreements allows for the Company to satisfy a portion of the annual access fees by issuing Company stock. In March 2002, the Company issued 283,478 shares of its Series B Preferred Stock, valued at $999,997, as a partial payment.
      In December 2003, the Company entered into a collaboration and license agreement with Aventis Pharmaceuticals, Inc. (now Sanofi-Aventis) to collaborate on the identification and validation of druggable cancer screening targets. Pursuant to the agreement the Company agreed to use commercially reasonable efforts to identify and provide Aventis with druggable cancer screening targets, after which Aventis has agreed, subject to validation of such targets, to use commercially reasonable efforts to develop and commercialize potential drug products affecting the activity, inactivity or function of such targets. To date, the Company has received a total of $1.9 million from Aventis in research fees and milestone payments, and the Company may receive up to a total of $13.2 million in milestone payments for each potential drug product resulting from the Company’s collaboration depending on the degree of the collaboration product’s development and commercialization.
      The term of the agreement continues until such time as Aventis no longer has any obligation for payments, including milestone payments, to the Company under the agreement. The agreement may be terminated sooner by either the Company or Aventis upon, among other events, a material breach by the other party of the terms of the agreement (subject to prior notice and an opportunity to cure).
      In October 2003, the Company entered into a collaboration with Medarex, Inc to jointly research, develop and commercialize human antibodies against cancer targets designated by the Company. Under the agreement, each party is obligated to use commercially reasonable efforts to conduct their respective research activities in accordance with jointly developed project plans and budgets for the research, development, manufacture and commercialization of human antibodies identified by Medarex against cancer targets designated by the Company. The agreement generally provides that all costs associated with the research, development, manufacturing and commercialization of any such antibodies are to be shared equally between the two parties and that any operating profits or losses with respect to commercial products derived from the collaboration are to be similarly shared equally between the two parties. In addition, the agreement provides that each of parties shall own an equal, undivided interest in any intellectual property and technology derived from the collaboration. The agreement further provides that either party may voluntarily opt-out of its research, development and commercialization obligations. Upon the exercise of such opt-out right, the non-terminating party has the option to unilaterally continue research, development, manufacture and commercialization activities with respect to these antibodies, subject to the payment to the terminating party of specified royalties based on the phase of development during which such opt-out right is exercised and of up to between $6.5 million to $8.5 million per unilateral product in additional payments based on the achievement of various development and commercialization milestones, with the termination party continuing to be responsible for all of its budgeted costs and expenses associated with completing the particular research and development phase applicable to such antibody. To date, no such royalty or milestone payments have been made by or paid to either party.
      The term of the agreement continues until the later of (i) the first anniversary of the completion of all research activities contemplated by the agreement and (ii) such time as neither of the parties is engaged in any research, development, manufacture or commercialization activities with respect to

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
the human antibodies which are the subject of the parties’ collaboration. The agreement may be terminated sooner by either party upon, among other events, a material breach by the other party of the terms of the agreement (subject to prior notice and an opportunity to cure).
      In February 2005, the Company entered into a licensing agreement with Vertex Pharmaceuticals, Inc. See Note 14.

12.	Employee Benefit Plan
      The Company has a defined contribution plan (the Plan) under Internal Revenue Code Section 401(k). All employees who have completed three months of service and are over age 21 are eligible for participation in the Plan. Participants may elect to contribute up to 25% of their annual pretax earnings, up to federally allowed maximum limits. The Company may make matching contributions at its discretion. Participant contributions vest immediately. Company contributions vest over four years or increasing by 25% annually. The Company has not made a contribution to the Plan.

13.	Quarterly Financial Information (Unaudited)

	Quarter ended

	March 31	June 30	September 30	December 31

2004 Summary statement of operations:
Total revenues	$375,000	$375,000	$375,000	$775,000
Loss from operations	(3,313,224)	(3,427,569)	(3,487,235)	(2,876,456)
Net loss attributable to common stockholders	(3,448,990)	(3,563,956)	(4,025,433)	(3,344,941)
Net loss attributable to common stockholders per common share — basic and diluted	(26.90)	(27.75)	(31.33)	(26.02)
2003 Summary statement of operations:
Total revenues	$—	$37,500	$62,500	$—
Loss from operations	(4,392,612)	(4,598,825)	(4,641,859)	(3,444,523)
Net loss attributable to common stockholders	(4,656,299)	(5,001,670)	(5,153,820)	(3,713,429)
Net loss attributable to common stockholders per common share — basic and diluted	(36.89)	(39.53)	(40.70)	(29.21)

14.	Subsequent Events (Unaudited)
      In February 2005, the Company entered into a licensing agreement with Vertex Pharmaceuticals, Inc. for the development of the investigational agent AVN944 in oncology indications. Under the terms of the agreement, Avalon will hold exclusive rights to develop and commercialize AVN944 worldwide for the treatment of various cancers. The Company will pay up to $73 million in license fees and milestones payments to Vertex over the term of the agreement, based on the successful development and commercialization of AVN944 in oncology. In 2005, the Company will make licensing payments in the amount of $5 million. Upon commercialization, Vertex will receive royalties on product sales. Vertex retains certain rights to co-promote AVN944 in U.S. and European markets.
      In February and April 2005, the Company completed a financing structured as an unsecured convertible note. The note coverts into equity upon the earliest to occur of an initial public offering by the Company, the sale of the Company, or January 1, 2006. Upon the closing of an initial public

AVALON PHARMACEUTICALS, INC.
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS — (Continued)
offering prior to the maturity date, any outstanding convertible notes will be automatically converted into such number of shares of common stock as is determined by dividing the outstanding principal amount of the convertible note, plus interest accrued through the date of closing of the initial public offering, by the per share public offering price of the initial public offering. In all other circumstances, the outstanding principal amount of the convertible note, plus interest accrued, will convert into shares of a new preferred security based on the fair market value of the new preferred as determined in good faith by the Company’s Board of Directors. Net proceeds from the financing were approximately $5.0 million.
      On May 3, 2005, the Company amended its Amended and Restated Certificate of Incorporation to increase the initial conversion rate for its Series B Preferred Stock from 1 share of common stock per share of Series B Preferred Stock to 1.7638 shares of common stock per share of Series B Preferred Stock in the event outstanding shares of Series B Preferred Stock are converted in connection with an initial public offering prior to January 1, 2006. The amendment also eliminated the price per share and gross proceed thresholds for an initial public offering required to automatically convert the Company’s Series A Preferred Stock and Series B Preferred Stock into common stock in the event that the Company completes an initial public offering prior to January 1, 2006, and increased the Company’s authorized number of shares of common stock available for issuance to 60 million shares. These changes do not result in a change to the Company’s financial statements; however, they do reduce the effective price per common share from $3.53 to $2.00 upon conversion in an initial public offering.
      In June 2005, the Company entered into a collaboration and license agreement with MedImmune, Inc for the discovery of small molecule therapeutic compounds in the area of inflammatory disease. The Company received an upfront technology access fee payment of $1,500,000 and MedImmune will fund all research and development activities at the Company and MedImmune. The Company may receive milestone payments of up to $16 million from MedImmune and will receive royalty payments upon the sale of products from the collaboration upon commercialization.
      In August 2005, the Company entered into a modification agreement with MIDFA and the bank under its letter of credit agreement pursuant to which the bank agreed to waive the Company’s compliance with the minimum tangible net worth, minimum restricted cash balance and minimum ration of current assets to current liabilities financial covenants contained in the Company’s letter of credit with the bank guaranteeing the Company’s development bond financing obligations to MIDFA until April 1, 2006. In exchange for this waiver, the Company increased by $500,000 the cash collateral amount held as restricted cash under the letter of credit to approximately $6.3 million.
      In August and September 2005, the Company received commitments from certain of its existing investors under a line of credit facility to provide up to $6.5 million in subordinated debt financing to the Company to support the Company’s operations. Pursuant to the facility, the Company may draw advances from time to time with the unanimous authorization of its board of directors prior to the closing of the Company’s initial public offering. As of September 9, 2005, no advances had been drawn under the line of credit facility. Advances would bear interest at 8% per annum and would mature on September 30, 2006, but may be repaid at any time without penalty.
     Reverse Stock Split
      All share and per share amounts have been retroactively adjusted to give effect to a 1-for-5 reverse stock split effected on August 15, 2005 and a subsequent 1-for-1.6 reverse stock split effected on August 30, 2005.

2,750,000 Shares
Avalon Pharmaceuticals, Inc.
Common Stock
Dealer Prospectus Delivery Obligation
          Until                     2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ National Market and Pacific Exchange application fees.

SEC Registration fee	$7,309
NASD filing fee	6,710
NASDAQ National Market and Pacific Exchange filing fees	120,000
Accounting fees and expenses	300,000
Legal fees and expenses	800,000
Printing and engraving expenses	150,000
Blue sky fees and expenses	15,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	100,981

Total	$1,500,000

Item 14.	Indemnification of Directors and Officers
      Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of the Registrant — by reason of the fact that the person is or was a director, officer, agent, or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.
      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
      Our Amended and Restated Certificate of Incorporation, attached as Exhibit 3.1 hereto, and our Amended and Restated Bylaws, attached as Exhibit 3.2 hereto, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware Law. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or affiliates or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also have purchased a policy of directors’ and officers’ liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
      The Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
      Since July 31, 2002 we have issued unregistered securities to a limited number of persons as described below.
      (1) We have granted stock options under our Amended and Restated 1999 Stock Plan for an aggregate of 51,892 shares of common stock (net of exercises, expirations and cancellations) at exercise prices of $3.20 to $6.40 per share. Options to purchase 4,013 shares of common stock have been exercised for an aggregate purchase price of $9,820.
      (2) In April 2005, we completed a financing in which we issued approximately $5.0 million in principal amount of convertible notes. The convertible notes will convert upon the closing of this offering into 480,830 shares of our common stock assuming a conversion price of $11.00, which is the mid-point of the price range set forth on the cover page of this prospectus.
      Except as described in the next paragraph, the offers, sales and issuances of the options and common stock described in paragraph 1 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our Amended and Restated 1999 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.
      The aggregate number of shares of common stock set forth in paragraph 1 issuable upon exercise of stock options granted under our Amended and Restated 1999 Stock Plan also includes (i) a grant to Adviesbeheer GIMV Life Sciences N.V. on October 14, 2003 of an option to acquire 563 shares of common stock, (ii) a grant to GIMV N.V. on October 14, 2003 of an option to acquire 3,188 shares of common stock, (iii) a grant to EuclidSR Partners, L.P. on October 14, 2003 of an option to acquire 1,875 shares of common stock, and (iv) a grant to EuclidSR Biotechnology Partners, L.P. on October 14, 2003 of an option to acquire 1,875 shares of common stock. The forgoing option grants were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering.
      The offers, sales, and issuances of the convertible notes described in paragraph 2 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. Each of the recipients of securities in the transactions described in paragraph 2 were accredited investors under Rule 501 of Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) The following exhibits are filed herewith:

Exhibit
Number		Exhibit Title

1.1		Underwriting Agreement

3	.1*	Amended and Restated Certificate of Incorporation of Avalon Pharmaceuticals, Inc.

3	.2†	Amended and Restated Bylaws

4.1		Specimen Common Stock Certificate

5	.1*	Opinion of Hogan & Hartson L.L.P.

10	.1**	License Development and Commercialization Agreement, dated February 14, 2005, between Avalon Pharmaceuticals, Inc. and Vertex Pharmaceuticals Incorporated

10	.2**	Collaboration and License Agreement, dated December 12, 2003 and effective as of January 5, 2004, between Avalon Pharmaceuticals, Inc. and Aventis Pharmaceuticals Inc.

10	.3**	Collaboration Agreement, effective as of October 15, 2003, between Avalon Pharmaceuticals, Inc. and Medarex, Inc. on behalf of itself and its wholly-owned subsidiary, GenPharm International, Inc.

10	.4†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Kenneth C. Carter, Ph.D.

10	.5†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Thomas G. David

10	.6†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Gary Lessing

10	.7†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and James H. Meade, Ph.D.

10	.8†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Paul E. Young, Ph.D.

10	.9†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and David Bol, Ph.D.

10	.10A†	Consulting Agreement, dated February 1, 2000, by and between Avalon Pharmaceuticals, Inc. and Bradley G. Lorimier

10	.10B†	Addendum to Consulting Agreement

10	.10C†	Second Addendum to Consulting Agreement, dated March 30, 2003

10	.10D†	Third Addendum to Consulting Agreement, dated October 25, 2004

10	.11A†	Consulting Agreement, dated August 4, 2004, by and between Avalon Pharmaceuticals, Inc. and William A. Scott, Ph.D.

10	.11B†	Amendment to Consulting Agreement, dated November 24, 2004

10	.12A†	Consulting Agreement, dated August 4, 2004, by and between Avalon Pharmaceuticals, Inc. and Michael R. Kurman

Exhibit
Number		Exhibit Title

10	.12B†	Amendment to Consulting Agreement, dated November 24, 2004

10	.13†	Avalon Pharmaceuticals, Inc. Amended and Restated 1999 Stock Plan, as of October 15, 2001, as amended

10	.14†	Form of Non-qualified Stock Option Agreement — $.20 per share

10	.15†	Form of Non-qualified Stock Option Agreement — $.40 per share

10	.16†	Form of Incentive Stock Option Agreement — $.20 per share

10	.17†	Form of Incentive Stock Option Agreement — $.40 per share

10	.18A†	First Amendment to Form of Incentive Stock Option Agreement

10	.18B†	Second Amendment to Form of Incentive Stock Option Agreement

10	.19A†	Series A Convertible Preferred Stock Purchase Agreement, dated December 28, 1999, by and between Avalon Pharmaceuticals, Inc. and the Purchasers listed on Schedule I thereto

10	.19B†	Amendment No. 1 to Series A Convertible Preferred Stock Purchase Agreement, dated March 1, 2000, by and between Avalon Pharmaceuticals, Inc. and the Initial Purchasers listed on Schedule I thereto

10	.19C†	Amendment No. 2 to Series A Convertible Preferred Stock Purchase Agreement, dated June 1, 2000, by and between Avalon Pharmaceuticals, Inc. and the Consenting Purchasers listed on Schedule I thereto

10	.20†	Series B Convertible Preferred Stock Purchase Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc. and the Purchasers listed on Schedule I attached thereto

10	.21A†	Stockholders’ Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc., the Founding Stockholders listed on Schedule I thereto, the Series A Investors listed on Schedule II thereto and the Series B Investors listed on Schedule III thereto

10	.21B†	Amendment No. 1 to Stockholders’ Agreement, dated April 20, 2005

10	.22†	Registration Rights Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc. and the Investors listed on Schedule I thereto

10	.23†	Common Stock Warrant Agreement, dated August 11, 2000, by and between Avalon Pharmaceuticals, Inc. and Alexandria Real Estate Equities, L.P.

10	.24†	Common Stock Warrant Agreement, dated March 23, 2001, by and between Avalon Pharmaceuticals, Inc. and Compugen, Ltd.

10	.25†	Series B Convertible Preferred Stock Warrant, dated February 6, 2002, granted to Array Capital LLC

10	.26A†	Series B Convertible Preferred Stock Warrant, dated May 14, 2001, granted to GATX Ventures, Inc.

10	.26B†	Letter Amendment to Series B Convertible Preferred Stock Warrant, dated October 11, 2001, by and between Avalon Pharmaceuticals, Inc. and GATX Ventures, Inc.

10	.27†	Series B Convertible Preferred Stock Warrant Agreement, dated August 20, 2002, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation

10	.28†	Series B Convertible Preferred Stock Warrant Agreement, dated December 23, 2002, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation

Exhibit
Number		Exhibit Title

10	.29†	Series B Convertible Preferred Stock Warrant Agreement, dated June 18, 2003, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation

10	.30†	Series B Convertible Preferred Stock Warrant Agreement, dated December 23, 2003, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation

10	.31A†	Master Security Agreement, dated as of June 25, 2002, by and between General Electric Capital Corporation and Avalon Pharmaceuticals, Inc.

10	.31B†	Amendment to Master Security Agreement dated as of June 25, 2002

10	.32†	Lease Agreement, dated July 15, 2002, by and between Westphalia Center II Limited Partnership and Avalon Pharmaceuticals, Inc.

10	.33†	Trust Indenture, dated April 1, 2003, by and between the Maryland Industrial Development Financing Authority and Allfirst Trust Company National Association, as trustee (including form of Maryland Industrial Development Financing Authority Taxable Variable Rate Demand Revenue Bond (Avalon Pharmaceuticals, Inc. Facility) Series 2003)

10	.34†	Loan Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc.

10	.35A†	Letter of Credit Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company

10	.35B†	Amendment to Irrevocable Letter of Credit, dated April 1, 2004

10	.35C†	Amended and Restated Modification and Consent Agreement by and between Manufactures and Traders Trust Company, Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc., dated February 15, 2005.

10	.35D†	Second Modification Agreement by and between Manufacturers and Traders Trust Company, Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc., dated August 9, 2005.

10	.36†	Security Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company

10	.37†	Collateral Pledge and Security Agreement and Control Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers, Traders Trust Company and Allfirst Trust Company National Association

10	.38†	Insurance Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority, Manufacturers and Traders Trust Company and Avalon Pharmaceuticals, Inc.

10	.39†	Placement and Remarketing Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority, Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company

10	.40†	Pledge and Security Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company
10	.41A†	Unsecured Convertible Promissory Note by and between Avalon Pharmaceuticals, Inc. and the Payees listed on Schedule A thereto
10	.41B†	First Amendment to Unsecured Convertible Promissory Note dated April 21, 2005
10	.42**	Collaboration and License Agreement, dated June 17, 2005, between Avalon Pharmaceuticals, Inc. and MedImmune, Inc.
10	.43†	Avalon Pharmaceuticals, Inc. 2005 Omnibus Long-Term Incentive Plan.

Exhibit
Number		Exhibit Title

10	.44†	Form of Avalon Pharmaceuticals, Inc. Director and Officer Indemnification Agreement.
10.45		Amended and Restated Line of Credit Agreement, dated September 8, 2005, between Avalon Pharmaceuticals, Inc. and the lenders named therein including form of subordinated note.
21	.1†	List of Subsidiaries
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24	.1†	Power of Attorney (included in the Signature Page)

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These confidential portions have been omitted and were filed separately with the SEC.
†	Previously filed.
(b)	Financial statement schedules.
      No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, Avalon Pharmaceuticals, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Germantown, Maryland on September 9, 2005.

AVALON PHARMACEUTICALS, INC.

By:	/s/ Kenneth C. Carter, Ph.D.

Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Kenneth C. Carter, Ph.D. Kenneth C. Carter, Ph.D.		President, Chief Executive Officer and Director (Principal Executive Officer)	September 9, 2005

/s/ Gary Lessing Gary Lessing		Chief Financial Officer (Principal Financial Officer)	September 9, 2005

/s/ Glen Farmer Glen Farmer		Controller (Principal Accounting Officer)

* Michael R. Kurman, M.D.		Director	September 9, 2005

* Bradley G. Lorimier		Director	September 9, 2005

* Ivor Royston, M.D.		Director	September 9, 2005

* William A. Scott, Ph.D.		Director	September 9, 2005

* Patrick Van Beneden		Director	September 9, 2005

* Alan G. Walton, Ph.D., D.Sc.		Chairman of the Board of Directors	September 9, 2005

* Raymond J. Whitaker, Ph.D.		Director	September 9, 2005

*By:	/s/ Kenneth C. Carter, Ph.D. Kenneth C. Carter, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1.1		Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of Avalon Pharmaceuticals, Inc., as amended
3	.2†	Amended and Restated Bylaws
4.1		Specimen Common Stock Certificate
5	.1*	Opinion of Hogan & Hartson L.L.P.
10	.1**	License Development and Commercialization Agreement, dated February 14, 2005, between Avalon Pharmaceuticals, Inc. and Vertex Pharmaceuticals Incorporated
10	.2**	Collaboration and License Agreement, dated December 12, 2003 and effective as of January 5, 2004, between Avalon Pharmaceuticals, Inc. and Aventis Pharmaceuticals Inc.
10	.3**	Collaboration Agreement, effective as of October 15, 2003, between Avalon Pharmaceuticals, Inc. and Medarex, Inc. on behalf of itself and its wholly-owned subsidiary, GenPharm International, Inc.
10	.4†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Kenneth C. Carter, Ph.D.
10	.5†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Thomas G. David
10	.6†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Gary Lessing
10	.7†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and James H. Meade, Ph.D.
10	.8†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and Paul E. Young, Ph.D.
10	.9†	Amended and Restated Employment Agreement, dated April 21, 2005 by and between Avalon Pharmaceuticals, Inc. and David Bol, Ph.D.
10	.10A†	Consulting Agreement, dated February 1, 2000, by and between Avalon Pharmaceuticals, Inc. and Bradley G. Lorimier
10	.10B†	Addendum to Consulting Agreement
10	.10C†	Second Addendum to Consulting Agreement, dated March 30, 2003
10	.10D†	Third Addendum to Consulting Agreement, dated October 25, 2004
10	.11A†	Consulting Agreement, dated August 4, 2004, by and between Avalon Pharmaceuticals, Inc. and William A. Scott
10	.11B†	Amendment to Consulting Agreement, dated November 24, 2004
10	.12A†	Consulting Agreement, dated August 4, 2004, by and between Avalon Pharmaceuticals, Inc. and Michael R. Kurman
10	.12B†	Amendment to Consulting Agreement, dated November 24, 2004
10	.13†	Avalon Pharmaceuticals, Inc. Amended and Restated 1999 Stock Plan, as of October 15, 2001, as amended
10	.14†	Form of Non-qualified Stock Option Agreement - $.20 per share
10	.15†	Form of Non-qualified Stock Option Agreement - $.40 per share
10	.16†	Form of Incentive Stock Option Agreement - $.20 per share
10	.17†	Form of Incentive Stock Option Agreement - $.40 per share
10	.18A†	First Amendment to Form of Incentive Stock Option Agreement
10	.18B†	Second Amendment to Form of Incentive Stock Option Agreement
10	.19A†	Series A Convertible Preferred Stock Purchase Agreement, dated December 28, 1999, by and between Avalon Pharmaceuticals, Inc. and the Purchasers listed on Schedule I thereto

Exhibit
Number		Exhibit Title

10	.19B†	Amendment No. 1 to Series A Convertible Preferred Stock Purchase Agreement, dated March 1, 2000, by and between Avalon Pharmaceuticals, Inc. and the Initial Purchasers listed on Schedule I thereto
10	.19C†	Amendment No. 2 to Series A Convertible Preferred Stock Purchase Agreement, dated June 1, 2000, by and between Avalon Pharmaceuticals, Inc. and the Consenting Purchasers listed on Schedule I thereto
10	.20†	Series B Convertible Preferred Stock Purchase Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc. and the Purchasers listed on Schedule I attached thereto
10	.21A†	Stockholders’ Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc., the Founding Stockholders listed on Schedule I thereto, the Series A Investors listed on Schedule II thereto and the Series B Investors listed on Schedule III thereto
10	.21B†	Amendment No. 1 to Stockholders’ Agreement, dated April 21, 2005
10	.22†	Registration Rights Agreement, dated October 26, 2001, by and between Avalon Pharmaceuticals, Inc. and the Investors listed on Schedule I thereto
10	.23†	Common Stock Warrant Agreement, dated August 11, 2000, by and between Avalon Pharmaceuticals, Inc. and Alexandria Real Estate Equities, L.P.
10	.24†	Common Stock Warrant Agreement, dated March 23, 2001, by and between Avalon Pharmaceuticals, Inc. and Compugen, Ltd.
10	.25†	Series B Convertible Preferred Stock Warrant, dated February 6, 2002, granted to Array Capital LLC
10	.26A†	Series B Convertible Preferred Stock Warrant, dated May 14, 2001, granted to GATX Ventures, Inc.
10	.26B†	Letter Amendment to Series B Convertible Preferred Stock Warrant, dated October 11, 2001, by and between Avalon Pharmaceuticals, Inc. and GATX Ventures, Inc.
10	.27†	Series B Convertible Preferred Stock Warrant Agreement, dated August 20, 2002, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation
10	.28†	Series B Convertible Preferred Stock Warrant Agreement, dated December 23, 2002, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation
10	.29†	Series B Convertible Preferred Stock Warrant Agreement, dated June 18, 2003, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation
10	.30†	Series B Convertible Preferred Stock Warrant Agreement, dated December 23, 2003, by and between Avalon Pharmaceuticals, Inc. and General Electric Capital Corporation
10	.31A†	Master Security Agreement, dated as of June 25, 2002, by and between General Electric Capital Corporation and Avalon Pharmaceuticals, Inc.
10	.31B†	Amendment to Master Security Agreement dated as of June 25, 2002
10	.32†	Lease Agreement, dated July 15, 2002, by and between Westphalia Center II Limited Partnership and Avalon Pharmaceuticals, Inc.
10	.33†	Trust Indenture, dated April 1, 2003, by and between the Maryland Industrial Development Financing Authority and Allfirst Trust Company National Association, as trustee (including form of Maryland Industrial Development Financing Authority Taxable Variable Rate Demand Revenue Bond (Avalon Pharmaceuticals, Inc. Facility) Series 2003)
10	.34†	Loan Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc.
10	.35A†	Letter of Credit Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company

Exhibit
Number		Exhibit Title

10	.35B†	Amendment to Irrevocable Letter of Credit, dated April 1, 2004
10	.35C†	Amended and Restored Modification and Consent Agreement by and between Manufactures and Traders Trust Company, Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc., dated February 15, 2005.
10	.35D†	Second Modification Agreement by and between Manufacturers and Traders Trust Company, Maryland Industrial Development Financing Authority and Avalon Pharmaceuticals, Inc., dated August 9, 2005.
10	.36†	Security Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company
10	.37†	Collateral Pledge and Security Agreement and Control Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers, Traders Trust Company and Allfirst Trust Company National Association
10	.38†	Insurance Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority, Manufacturers and Traders Trust Company and Avalon Pharmaceuticals, Inc.
10	.39†	Placement and Remarketing Agreement, dated April 1, 2003, by and between Maryland Industrial Development Financing Authority, Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company
10	.40†	Pledge and Security Agreement, dated April 1, 2003, by and between Avalon Pharmaceuticals, Inc. and Manufacturers and Traders Trust Company
10	.41A†	Unsecured Convertible Promissory Note by and between Avalon Pharmaceuticals, Inc. and the Payees listed on Schedule A thereto
10	.41B†	First Amendment to Unsecured Convertible Promissory Note dated April 21, 2005
10	.42**	Collaboration and License Agreement, dated June 17, 2005, between Avalon Pharmaceuticals, Inc. and MedImmune, Inc.
10	.43†	Avalon Pharmaceuticals, Inc. 2005 Omnibus Long-Term Incentive Plan.
10	.44†	Form of Avalon Pharmaceuticals, Inc. Director and Officer Indemnification Agreement.
10.45		Amended and Restated Line of Credit Agreement, dated September 8, 2005, between Avalon Pharmaceuticals, Inc. and the lenders named therein including form of subordinated note.
21	.1†	List of Subsidiaries
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24	.1†	Power of Attorney (included in the Signature Page)

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These confidential portions have been omitted and were filed separately with the SEC.
†	Previously filed.